Form 20-F/A
period 2006-08-29
TM BIOSCIENCE CORP
filed 2006-09-14
CIK 1108143

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________

Amendment No. 1 to

FORM 20-F/A

☑	Registration Statement Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934
OR
☐	Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
OR
☐	Transition Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
OR
☐	Shell Company Report pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Commission file number: 0-52039

TM BIOSCIENCE CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s Name into English)

Province of Ontario, Canada
(Jurisdiction of incorporation or organization)

439 University Ave
Suite 2000
Toronto, Ontario
CANADA, M5G 1Y8
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, No Par Value	Not applicable.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐  Accelerated filer ☐  Non-accelerated Filer ☑

Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☑ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) ☐ Yes ☐ No

TABLE OF CONTENTS

Item 1.	Identity of Directors, Senior Management and Advisors		3
	A.	Directors and Senior Management	3
	B.	Advisors	4
	C.	Auditors	4
Item 2.	Offer Statistics and Expected Timetable		5
Item 3.	Key Information		5
	A.	Selected Consolidated Financial Data	5
	B.	Capitalization and Indebtedness	6
	C.	Reasons for the Offer and Use of Proceeds	7
	D.	Risk Factors	7
Item 4.	Information on the Company		14
	A.	History and Development of the Company	14
	B.	Business Overview	17
	C.	Organizational Structure	25
	D.	Property, Plant and Equipment	26
Item 4A	Unresolved Staff Comments		26
Item 5.	Operating and Financial Review and Prospects		26
Item 6.	Directors, Senior Management and Employees		26
	A.	Directors and Officers of the Company	38
	B.	Compensation	40
	C.	Board Practices	43
	D.	Employees	47
	E.	Share Ownership	47
Item 7.	Major Shareholders and Related Party Transactions		50
	A.	Major Shareholders	50
	B.	Related Party Transactions	51
	C.	Interests of Experts and Counsel	51
Item 8.	Financial Information		52
	A.	Consolidated Statements & Other Financial Information	52
	B.	Significant Changes	52
Item 9.	The Offer and Listing		52
	A.	Offer and Listing Details	52
	B.	Plan of Distribution	54
	C.	Markets	54
	D.	Selling Shareholders	54
	E.	Dilution	54
	F.	Expenses of the Issue	54
Item 10.	Additional Information		54
	A.	Share Capital	54
	B.	Memorandum and Articles of Association	55
	C.	Material Contracts	58
	D.	Exchange Controls	59
	E.	Taxation	59
	F.	Dividends and Paying Agents	61
	G.	Statements by Experts	61
	H.	Documents on Display	61
	I.	Subsidiary Information	62
Item 11.	Quantitative and Qualitative Disclosures About Market Risk		62
Item 12.	Description of Securities Other Than Equity Securities		63
	A.	Debt Securities	63
	B.	Warrants and Rights	63
	C.	Other Securities	63
	D.	American Depository Shares	63
Item 13.	Defaults, Dividend Arrearages and Delinquencies		63
Item 14.	Material Modification to the Rights of Security Holders and Use of Proceeds		63
Item 15.	Controls and Procedures		63
Item16A.	Audit Committee Financial Expert		63
Item16B.	Code of Ethics		63
Item16C.	Principal Accountant Fees and Services		63
Item16D.	Exemptions from the Listing Standards for Audit Committees		63
Item16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		63
Item 17	Financial Statements		64
Item 18.	Financial Statements		64
Item 19.	Exhibits		64

Tm BIOSCIENCE CORPORATION

Presentation of Information

Unless otherwise indicated, all references in this registration statement on Form 20-F to “the Company”, “Tm”, “Tm Bioscience”, “we”, “us”, “our” or similar terms refer to Tm Bioscience Corporation together with its subsidiaries.

All dollar amounts in this registration statement on Form 20-F are expressed in Canadian dollars except where stated otherwise. In this registration statement, unless stated otherwise, all references to “U.S.$” are to the lawful currency of the United States and all references to “$” or “C$” are to the lawful currency of Canada.

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). For a discussion of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) as they relate to the Company’s consolidated financial statements, see note 23 to the Company’s audited consolidated financial statements for the year ended December 31, 2005 included in this registration statement.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that (1) the Company is incorporated and organized under and is governed by the Business Corporations Act (Ontario), (2) some or all of its directors and its officers may be residents of Canada, (3) some or all of the experts named in this registration statement on Form 20-F may be residents of Canada, and (4) all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

Forward Looking Statements

This registration statement on Form 20-F contains certain forward-looking statements with respect to the Company. These include statements about management’s expectations, beliefs, intentions or strategies for the future, which are indicated by words such as “vision”, “may”, “will”, “should”, “plan”, “intend”, “potential”, “estimate”, “anticipate”, “believe”, “forecast”, “project”, “predict” and “expect” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company’s future operating results, economic performance, product development efforts and strategy to create shareholder value are or involve forward-looking statements. More specifically, statements about the planned development of diagnostic genetic tests, including the ID-Tag™ RVP, warfarin and sepsis tests, the potential efficacy of such tests, the anticipated timing of the commercial launch, the approximate revenues that will be generated by such tests and the market penetration the Company will obtain for such tests, are forward-looking statements.

Forward-looking statements are based on certain factors and assumptions. The Company has assumed that it will submit its PGx, sepsis, warfarin and ID-Tag™ RVP tests for regulatory approval in 2006 (and in the case of the sepsis test, possibly 2007), that it will receive the necessary regulatory approvals from the FDA and European regulatory authorities within one year of submission, and that as part of such approval the FDA and European regulatory authorities will have reviewed, as required, clinical and analytical validation of the PGx, sepsis, RVP, and warfarin tests. The Company has also assumed that it will have sufficient capital to develop and commercially roll-out and manufacture sufficient quantities of its tests and that genetic testing to predict drug responses or for infectious diseases will become more widespread. With respect to the sepsis test specifically, the Company has assumed that it will be able to successfully develop the sepsis test in two versions, as a real-time assay and in a Tag-It ™ format. With respect to revenue generation and market penetration of the sepsis test, the Company has assumed that it will launch the sepsis test in the United States in both forms (i.e., as a real-time assay and in a Tag-It ™ format) following receipt of the necessary regulatory approvals, that it will be able to sell the sepsis test at a price ranging from U.S.$300 to U.S.$500 per test, that there will be reimbursement available for this test by both private and public healthcare insurers, that there will be approximately 750,000 sepsis cases a year in each of the United States and the European Union, that the Company will achieve approximately 20% market penetration in both markets by the third year following launch, that the $U.S./$Cdn. exchange rate and the Euro/$Cdn. exchange rate will remain relatively constant at current rates, that the Company will sell the product directly to hospitals, that there will be no other directly competing technological or competitive advances in the treatment of sepsis, that Xigris® and vasopressin will continue to be widely used in the treatment of sepsis, that the Company will continue to enjoy the exclusive use of the patents to be licensed from Sirius, that these patents are and will remain valid and enforceable and that sufficient revenue and earnings will be generated from the sepsis test to recover the $4 million license fee advance paid to Sirius in the forecast timeframe. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

    Forward-looking statements are not guarantees of future performance and by their nature necessarily involve risk and uncertainties that could cause actual results to differ materially from those contemplated by such statements including, without limitation, the difficulty of predicting regulatory approvals, market acceptance and demand for new products, the availability of appropriate genetic content, the protection of intellectual property connected with genetic content, the impact of competitive products and any other similar or related risks and uncertainties. See Item 3.D. “Risk Factors” of this registration statement on Form 20-F for additional details. If any of these or other risks or uncertainties were to materialize, or if the factors and assumptions underlying the forward-looking statements were to prove incorrect, actual results of the Company could vary materially from those that are expressed or implied by these forward-looking statements.

You should not place undue importance on forward-looking statements and should not rely on them as of any other date. Except as may be required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Exchange Rate Information

The following table sets forth the exchange rates for one U.S. dollar in effect at the end of the periods noted, the highest and lowest exchange rates during such periods and the average of the exchange rates of such periods, calculated by using the average of the exchange rates on the last day of each month during such periods. The exchange rate expressed in Canadian dollars are based on the noon buying rate as reported by the Federal Reserve Bank of New York, which as of  September 6, 2006, was C$1.1052 = U.S.$1.00.

Period	High	Low	Average	Period End
Q2 2006	C$1.1718	C$1.0989	C$1.1219	C$1.1150
Q1 2006	C$1.1726	C$1.1320	C$1.1495	C$1.1670
2005	C$1.2703	C$1.1507	C$1.2083	C$1.1656
2004	C$1.3970	C$1.1775	C$1.2984	C$1.2034
2003	C$1.5750	C$1.2923	C$1.3916	C$1.2923
2002	C$1.6128	C$1.5108	C$1.5702	C$1.5800
2001	C$1.6023	C$1.4933	C$1.5519	C$1.5925

The following table sets forth the highest and lowest exchange rates for one U.S. dollar for each month during the previous six months.

	March 2006	April 2006	May 2006	June 2006	July 2006	August 2006
High	C$1.1722	C$1.1718	C$1.1232	C$1.1241	C$1.1415	C$1.1312
Low	C$1.1320	C$1.1203	C$1.0989	C$1.0991	C$1.1112	C$1.1066

PART I

Item 1. Identity of Directors, Senior Management and Advisors

A.	Directors and Senior Management

As at June 1, 2006, the name, business address, positions with the Company and principal occupation of each director of the Company are set forth below:

Name and Business Address	Present Office	Committee Membership
JOHN R. FREDERICK Heatim Capital Corporation 24 Hazelton Ave. Toronto, Ontario M5R 2E2	Director since 1987	Audit (chair) Corporate Governance and Nominating
GREGORY C. HINES Tm Bioscience Corporation 439 University Ave. Suite 900 Toronto, Ontario M5G 1Y8	President and Chief Executive Officer of the Company Director since 2000	None
MICHAEL MUELLER 4 Ridgefield Rd. Toronto, Ontario M4N 3H8	Director since 2004	Audit Human Resources and Compensation
NEIL M. REID 7 Reeve Drive Markham, Ontario L3P 6B8	Vice-Chairman of the Company Director since 2000	Audit Corporate Governance and Nominating (chair)
PAUL N. LUCAS GlaxoSmithKline Inc. 7333 Mississauga Rd. N Mississauga, Ontario L5N 6L4	Chairman of the Company Director since 2002	Corporate Governance and Nominating Human Resources and Compensation
BRADLEY POPOVICH Sirius Genomics Inc. 603-1125 Howe Street Vancouver, British Columbia V6Z 2K8	Director since March 2003	Human Resources and Compensation (chair)

The name and present office with the Company of each of the non-director executive officers of the Company are as follows:

Name	Present Office
RICHARD A. JANECZKO	Chief Scientific Officer
JEREMY BRIDGE-COOK	Senior Vice-President of Corporate Development
ALAN COLEY	Vice-President of Operations
JAMES E. PELOT	Chief Operating Officer and Chief Financial Officer
DANIEL KOBLER	Vice President of Product Development and Bioinformatics

Each of the non-director executive officers have their business address at the Company’s headquarters at 439 University Avenue, Suite 2000, Toronto, Ontario, Canada, M5G 1Y8.

B.	Advisors

The Company’s principal legal adviser is Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9.

C.	Auditors

The Company’s external auditors are Ernst & Young LLP, Ernst & Young Tower, 222 Bay Street, P. O. Box 251, Toronto-Dominion Centre, Toronto, Ontario, Canada, M5K 1J7. Ernst & Young LLP have been the Company’s auditors since 1991.

Ernst & Young LLP is governed by the rules of the provincial Institutes of Chartered Accountants in Canada, is a participating audit firm with the Canadian Public Accountability Board and is registered with the Public Company Accounting Oversight Board.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected Consolidated Financial Data

The following table presents selected financial data of the Company as of the dates and for each of the periods indicated. You should read the selected financial data set forth below together with Item 5. “Operating and Financial Review and Prospects” as well as the Company’s audited consolidated financial statements and notes thereto and the Company’s unaudited consolidated financial statements and the notes thereto appearing elsewhere in this registration statement on Form 20-F.

The selected consolidated financial data as and for the financial years ended December 31, 2005, 2004, 2003, 2002 and 2001 have been derived from the Company's audited consolidated financial statements and the notes related thereto.

The selected consolidated financial data as of June 30, 2006 and June 30, 2005 have been derived from the Company’s consolidated interim financial statements and notes thereto. The Company’s auditors have reviewed the Company’s unaudited consolidated interim financial statements.

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which differs in certain significant respects from U.S. GAAP. A description of the significant differences and reconciliations of net loss and shareholders’ equity for the periods and as of the dates therein indicated are set forth in note 23 to the Company’s audited consolidated financial statements included elsewhere in this registration statement on Form 20-F.

Selected consolidated financial data as of and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 and as of and for the interim periods ended June 30, 2006 and 2005 is set out below.

	Year ended December 31					Interim Period ended June 30 (Unaudited)
	2005	2004	2003	2002	2001	2006	2005
Canadian GAAP
Revenue - Product	$6,725,432	$3,460,747	$1,054,923	Nil	Nil	$5,405,645	$2,659,585
Revenue - All other	$948,738	$389,266	$100,710	$25,525	$988,373	$577,215	$405,603
Expense - Research and development	$3,770,027	$3,816,180	$2,755,138	$2,338,829	$1,627,200	$2,089,994	$2,133,890
Expense - Sales, general and administration	$10,980,247	$8,165,723	$4,561,407	$3,106,797	$2,466,045	$8,123,645	$4,885,951
Financial expense/(income), net	$3,702,665	$868,924	$821,513	$42,673	($186,920)	$1,141,045	$1,383,471
Loss from Operations	($15,167,466)	($11,838,498)	($7,808,889)	($5,462,774)	($2,917,952)	($8,738,041)	($7,121,335)
Net loss	($15,167,466)	($11,838,498)	($7,808,889)	($5,462,774)	($2,917,952)	($8,738,041)	($7,121,335)
Net loss per share	($0.37)	($0.34)	($0.31)	($0.24)	($0.15)	($0.18)	($0.18)
Diluted net loss per share	N/A	N/A	N/A	($0.22)	($0.13)	N/A	N/A
Dividends per share	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Basic weighted average common shares outstanding	40,644,715	34,766,222	25,237,393	22,551,090	19,771,341	47,715,224	38,786,432
Fully diluted weighted average common shares outstanding	N/A	N/A	N/A	24,947,393	23,284,477	N/A	N/A
Working capital without current portion of long-term debt	$15,283,643	$6,119,009	$11,156,339	$4,540,149	$2,636,856	$4,669,057	$12,823,180
Cash flow (used in) operations	($9,879,191)	($10,801,835)	($7,408,095)	($5,071,684)	($2,673,091)	($11,616,454)	($5,721,506)
Purchase of capital assets	$1,920,071	$2,047,155	$1,362,181	$927,008	$304,778	$1,043,504	$651,114
Total assets	$30,861,984	$12,764,556	$15,715,288	$7,024,850	$4,240,708	$21,430,282	$20,191,856
Total long-term liabilities	$11,509,764	$12,086,214	$3,637,757	$3,932,143	Nil	$8,885,322	$2,002,709
Capital stock	$66,871,280	$43,265,955	$41,922,196	$31,091,787	$27,714,897	$66,871,280	$57,863,727
Contributed surplus	$9,937,955	$8,202,511	$5,804,587	$770,642	Nil	$10,179,847	$6,609,168
US GAAP
Net loss	($14,302,347)	($11,536,151)	N/A	N/A	N/A	N/A	N/A
Net loss per share	($0.35)	($0.33)	N/A	N/A	N/A	N/A	N/A
Working capital without current portion of long-term debt	$15,283,643	$6,119,009	N/A	N/A	N/A	N/A	N/A
Total assets	$30,901,992	$12,768,079	N/A	N/A	N/A	N/A	N/A
Total long-term liabilities	$12,034,579	$8,327,866	N/A	N/A	N/A	N/A	N/A
Capital stock	$66,859,320	$43,265,955	N/A	N/A	N/A	N/A	N/A
Contributed surplus	$8,352,456	$7,772,076	N/A	N/A	N/A	N/A	N/A

B.	Capitalization and Indebtedness

Capitalization and Indebtedness at July 31, 2006

Liabilities and Shareholder’s Equity Current Liabilities:
Accounts payable and accrued liabilities	$4,793,235
Current portion of deferred revenue	126,708
Current portion of long-term debt - Convertible debenture	3,224,352
Current portion of long-term debt - TPC	168,437
Current portion of obligation under capital lease	21,330
Income taxes payable	37,558
8,371,620

Long-term liabilities:
Deferred leasehold inducement	$310,557
Deferred revenue	82,744
Deferred share units	418,075
Outstanding - 244,890
Long-term debt - TPC	2,995,808
Long-term debt	4,853,829
Obligation under capital lease	62,786
17,093,419
Shareholders’ Equity:
Common Shares	$66,871,280
Authorizes - unlimited
Issued and outstanding - 47,715,224
Preference shares	Nil
Warrants	7,998,511
Outstanding - 5,439,221
Compensation options	307,627
Outstanding - 399,425
Stock options	1,163,811
Outstanding - 2,416,721
Conversion options	709,898
$77,051,127

Deficit	($ 74,652,212)
$2,398,915

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. Biotechnology research and development involves a high and significant degree of risk. An investor should carefully consider the risks and uncertainties described below, as well as other information contained in this registration statement on Form 20-F. The list of risks and uncertainties described below is not an exhaustive list. If any one or more of the following risks occur, the Company’s business, financial condition and results of operations could be seriously harmed. Further, if the Company fails to meet the expectations of the public market in any given period, the market price of the common shares in the capital of the Company (the “Common Shares”) could decline.

The Company has a history of losses and may not be able to achieve and maintain profitability.

As at June 30, 2006, the Company had an accumulated deficit of $73,224,236 resulting from historical losses (as compared to $56,440,064 as at June 30, 2005). The Company’s net loss for the financial years ended December 31, 2005, 2004 and 2003 was $15,167,466, $11,838,498 and $7,808,889 respectively. Had the Company’s consolidated financial statements been audited by U.S. auditors, the report of the independent registered accounting firm  included with our consolidated financial statements would have included an explanatory paragraph following the opinion  paragraph regarding the Company’s ability to operate as a going concern. The Company has never generated a profit and cannot guarantee that it will generate profits in the future. If the Company does not generate profits in the future, it will require additional sources of financing to meet ongoing operational requirements as well as future expansions. As the Company is in the early stages of commercialization for its products, the Company’s ability to continue operations is uncertain and is dependent upon its ability to obtain sufficient financing and improve operating results.

The Company has limited financial resources and may not be able to raise additional funds on acceptable terms.

The Company has limited financial resources. The Company has funded its operations thus far through private placements and public offerings of its debt, as well equity securities and early stage revenues. The Company’s monthly burn rate, based on the June 30, 2006 net cash used in operating activities related to the consolidated statement of loss and deficit, is estimated at $1,208,462. At June 30, 2006, the Company had $1,348,540 in working capital. On August 15, 2006, the Company completed a private placement of unsecured subordinated debentures, raising gross proceeds of $6,240,000. In order to pursue its expanded regulatory drive, submit products for FDA certification in 2006, as well as open new markets for its RVP and sepsis tests, all the while continuing to serve its growing customer base, the Company foresees a need for additional growth capital. Management remains responsive to market conditions and will seek additional capital from traditional sources or through strategic partnerships as opportunities arise.

There is no assurance that the Company will be successful in generating sufficient revenue or raising sufficient funds on acceptable terms to continue to execute its business plan, commercialize its products and achieve profitability. If additional funds are raised from the issuance of equity or equity-linked securities, the percentage ownership of the then current shareholders of the Company will be reduced, and the newly issued securities may have rights, preferences or privileges senior to or equal to those of the holders of the Company existing common shareholders. As well, sales of substantial amounts of equity-linked securities, or the possibility of those sales, could adversely affect the market price of the Common Shares and impede the Company’s ability to raise capital through the issuance of equity securities. No assurance can be given that additional funding will be available or that, if available, it will be available on terms favourable to the Company or its shareholders. As note above, had the Company's consolidated financial statements been audited by U.S. auditors, the report of the independent registered accounting firm would have included an explanatory paragraph regarding the Company's ability to operate as a going concern which may adversely affect the Company’s ability to raise funds. If adequate funds are not available to satisfy the Company’s capital requirements, the Company may be required to curtail its operations significantly, or to cease operations.

The Company operates in the high-risk genetic diagnostics market, where growth prospects and technology development remain uncertain.

Significant risk exists with respect to the growth of the genetic diagnostics market. The biotechnology and life sciences industries are subject to rapid and substantial technology change. There is no assurance that developments by others will not render the Company’s products and technologies non-competitive or that the Company will be able to keep pace with technological developments. The Company’s projections rely to some extent on data related to the current market for specific genetic tests, as well as longer-term growth opportunities. Due to the early stage of the market for genetic tests, projected growth scenarios are highly volatile and are based on a number of underlying assumptions that may or may not prove to be valid.

The Company relies on the innovation and resources of larger industry participants and public programs to advance genomic research and educate physicians/clinicians on genetic diagnostics.

The linkages between genetic anomalies that the Company’s products detect and the underlying disease states associated with those genetic anomalies are not always fully medically correlated. Additionally, the availability of correlated genetic markers is dependent on significant investment in genomic research, often funded through public programs for which there are no assurances of on-going support. Should any government limit patent rights to specific genetic materials, private investment in this area could also be significantly curtailed. In addition, the adoption of genetic diagnostics is dependent to a great extent on the education and training of physicians and clinicians. The Company does not have the resources to undertake such training, and is relying on larger industry participants and professional medical colleges to establish, communicate and educate physicians and clinicians on best practices related to genetic diagnostics.

The Company relies on third party suppliers for components and raw materials used in its products.

Key components and raw materials such as microscopic beads, synthetic DNA and various chemicals used in the Company’s manufactured products are currently sourced from outside vendors. With the exception of the microscopic beads, which are sole sourced from Luminex Corporation, the Company does not believe that it is substantially dependent on any one specific supplier for any of the components and raw materials used in its products. In the event an existing supplier becomes unavailable, or that materials from any supplier fail to meet the Company’s quality requirements, the Company will attempt to locate a qualified alternative. However, the Company may not be able to obtain the required components, raw materials or products at the right quality on a timely basis or at commercially reasonable prices. To the extent such difficulties cannot be resolved within a reasonable time, and at a reasonable cost, the Company’s business, financial condition, results of operation and cash flows could be materially adversely affected.

The Company depends on strategic partners for the research and development of its products.

The Company’s business strategy involves securing strategic partners for the research, development and commercialization of its products. The Company’s success depends in part on the success of its arrangements with these strategic partners. As the Company is in the early stages of the commercialization of its products, there is no assurance that the Company will generate revenue or derive any benefits from these arrangements. The Company may not be able to identify potential future strategic partners or enter into arrangements with them. As well, disputes may arise over ownership rights to intellectual property, know-how or technologies developed with the Company’s strategic partners.

The Company’s products are built to be used on Luminex’s xMAP system and the Company may not be able to find a substitute for the Luminex xMAP system if the Company’s partnership with Luminex is terminated.

The Company’s revenues are dependent on the uptake of its products into the market. The Company’s products were designed to be used on Luminex’s xMAP bead based array system. Ongoing integration of the Company’s products to Luminex’s xMAP system is dependent on the Company maintaining its development agreement with Luminex. On March 29, 2006, the Company and Luminex announced they had signed a multi-year extension of the agreement which incorporates similar terms to the original agreement.

The microscopic beads used in the Company’s products are also sole-sourced from Luminex. The Company may not be able to find a substitute for the Luminex xMAP system and/or microscopic beads if the Company’s partnership with Luminex is terminated. This would result in a material adverse effect on the Company’s customers, products and future prospects.

The Company is in the early stages of commercialization and may experience significant fluctuations in revenues, expenses and losses.

The Company is in the early stages of commercializing its products. Although the Company began shipping commercial products in 2003, future market uptake remains uncertain as the Company’s products represent novel technology that targets emerging markets. It is unclear at this point in time whether genetic testing will become widely adopted by healthcare practitioners and accepted by the general public. As a result, the Company cannot accurately predict if customers may want to adopt their products and their rates of demand for the Company’s products. As a result, the Company’s ability to continue operations is uncertain and is dependent on its ability to improve operating results or complete additional financings. The Company may experience significant fluctuations in revenues, expenses and losses. Such fluctuations may be affected by a number of factors, including variances in the sales cycle, the level of market acceptance for the Company’s products, responses by competitors, research and development expenses, financing and regulatory compliance costs and the acquisition/loss of key customers.

The Company may need to increase its spending levels in research and development, business development and investor relations in order to raise its profile in the marketplace and to commercialize and sell sufficient products to achieve and maintain profitability. The Company may need to incur such increased spending before knowing whether its efforts will be successful.

The Company’s technology and products may not achieve market acceptance and generate sufficient revenue for the Company to become profitable.

Although the Company has developed and commercialized a number of products, it may not be able to further develop these products or to develop additional products. Furthermore, there is no assurance that the Company’s products will achieve market acceptance. The Company may not be able to sell all the products produced at its manufacturing facility at the anticipated prices. The Company may have to reduce its profit margins or incur accounting charges or write-downs if it is unable to sell its product inventory in a timely fashion and at the expected price levels.

Market acceptance of the Company’s products will depend on many factors, including the Company’s ability to convince prospective strategic partners, customers, physicians and clinicians that the Company’s technology is an attractive alternative to other technologies, to manufacture products in sufficient quantities with an acceptable quality and at an acceptable cost, and to sell, place and service sufficient quantities of the Company’s products at a sufficient profit margin. If the Company’s products do not achieve market acceptance, it may not be able to generate sufficient revenue to become profitable.

The Company operates in a competitive environment and may not have the resources to compete in the future.

The Company faces competition from other biotechnology and life science companies. Many of the Company’s competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than the Company. They may also have greater name recognition and offer broader product lines, and may offer discounts as a competitive tactic. Other competitors may succeed in developing products earlier than the Company, obtaining regulatory approvals for such products more rapidly than the Company or in developing products that are more effective or commercially attractive than those proposed to be developed by the Company. There is no assurance that research and development by others will not render the Company’s technology or products obsolete or non-competitive or that any products developed by the Company will be preferred to any existing or newly developed technologies.

The Company may not have the financial resources, technical expertise or marketing, distribution or support capabilities to successfully compete in the future.

The Company may not be able to develop, exploit, enforce and defend its intellectual property.

The Company’s business is underpinned by the filing, in-licensing and cross-licensing of intellectual property. The Company’s success will depend on its ability to obtain and exploit intellectual property, and to operate without infringing on the proprietary rights of third parties or having third parties circumvent the Company’s rights.

The Company has a number of patents issued and pending in the United States and Canada. The Company’s issued patents may not become commercially exploitable. The issuance of a patent is also not conclusive as to its validity or enforceability. Furthermore, there is no assurance that the Company’s pending patent applications will result in the issuance of patents. The Company’s patent rights may be infringed by the products or processes of others. The cost of enforcing the Company’s patent rights against third party infringers, if such enforcement is required, could be significant, and the time demands could interfere with the Company’s operations. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical, biotechnology and life sciences industries, and the costs of such litigation are known to be substantial. Some of the Company’s competitors may be able to sustain the costs of such litigation more effectively than the Company because of their substantially greater financial resources. Litigation may also absorb significant management time.

The Company’s products require the Company to in-license required genetic markers from public and private holders of such patents. There is no assurance that these licenses will not terminate or that they will be renewed. The Company also has no assurance of the on-going availability of such licenses at commercially reasonable terms for products that the Company might develop.

The Company’s intellectual property also includes trade secrets and technical know-how. The Company seeks to protect its trade secrets and technical know-how in part by confidentiality and non-disclosure agreements with its employees, consultants and strategic partners. There is no assurance that the measures the Company takes to protect its trade secrets and technical know-how will be successful.

The Company’s products may infringe the intellectual property rights of others.

The Company’s products incorporate a number of technologies and chemistries that may expose the Company to claims surrounding the use of such technologies and chemistries. Although there are currently no threats of litigation, court proceedings or legal action surrounding the Company’s intellectual property, it is possible that the Company may unintentionally infringe intellectual property rights owned by or licensed to third parties. The Company may receive notices claiming infringement from third parties as well as invitations to take licenses under third-party patents. Any legal action against the Company or its strategic partners claiming damages and seeking to enjoin commercial activities relating to the Company’s products and processes affected by third-party rights may require the Company or its strategic partners to obtain licenses in order to continue to manufacture or market the affected products and processes. In addition, these actions may subject the Company to potential liability or damages. The Company or its strategic partners may not prevail in an action and any licenses required under a patent may not be made on commercially acceptable terms, or at all.

As set forth above, costs of litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical, biotechnology and life sciences industries are known to be substantial and may absorb significant management time. The Company may be limited in its ability to defend itself in such proceedings due to resource constraints.

The Company faces potential product liability claims.

Medical and biotechnology products involve an inherent risk of product liability claims and associated adverse publicity. The Company currently maintains product liability insurance coverage in the aggregate amount of U.S.$10,000,000. While the Company believes such insurance coverage to be adequate, there is no assurance that future claims based on product liability will not exceed such amounts. In addition, should it prove impossible to obtain this type of insurance at reasonable rates or to otherwise protect the Company against potential product liability proceedings, the Company could be required to cease the commercialization of products it has developed or even be prevented from beginning the commercialization of new products. The Company’s obligation to pay indemnities or to withdraw a product following complaints could seriously affect its financial position as well as its future prospects.

The Company operates in a regulated industry and may be subject to regulatory sanctions.

Biotechnology, medical device and pharmaceutical companies operate in a high-risk regulatory environment. The FDA, Health Canada and other health agencies can be very slow to approve a product and can also withhold product approvals. In addition, these health agencies also oversee many other medical and biotechnology product operations, such as research and development, manufacturing, testing and safety regulation. As a result, regulatory risk is higher than in many other industry sectors. There is no assurance that the Company will be able to timely and profitably produce its products while complying with all the applicable regulatory requirements. If the Company fails to maintain compliance, regulatory authorities can institute proceedings to detain or seize products, issue a recall, enjoin future violations, assess civil and criminal penalties against the Company and its directors, officers and employees, or require the Company to make substantial changes to its manufacturing operations. While the Company is not aware of any pending or threatened governmental action against the Company in any country, any enforcement action by regulatory authorities with respect to past, or any future, regulatory non-compliance could have a material adverse effect on the Company’s business, financial condition, and results of operations.

If the Company does not receive regulatory approval for its PGx, Sepsis, Warfarin and ID-Tag™ RVP tests, it could be prevented from marketing such products which could harm its business.

The FDA and Health Canada have established procedures and standards for initial approval to market medical and biotechnology devices and for the manufacture of the devices. The Company is subject to inspection by the FDA and Health Canada for compliance with these standards. Should the FDA and Health Canada determine, at any time, that the Company or any of its products are not in compliance with these standards, it may withhold or withdraw approval and prevent the marketing of the Company’s products. Negative determinations by the FDA and Health Canada and other governmental authorities could have a serious adverse effect on the Company.

To obtain US regulatory approval for PGx, Warfarin and ID-Tag™ RVP tests, the Company intends to file separate 510(k) applications with the FDA by the end of 2006. Estimated costs to file these applications (i.e., submission fees) are relatively small compared with the research and development cost associated with carrying out analytical, clinical and software validations (i.e. performance evaluations). Once a 510(k) is submitted to the FDA, the expected time to clearance is 180 days. Submissions may be cleared at an earlier date. If a 510(k) application is not approved due to insufficient validation data from the viewpoint of the FDA, the specific risk to the company would be additional R&D costs to carry out further validations on the investigational product and a delay to market of the IVD product. To obtain US regulatory approval for the Company’s sepsis product, the Company anticipates filing a Premarket Approval (PMA), the parameters of which are determined in consultation with the FDA through a Pre-IDE submission (i.e. consultation on a clinical study to be run under an Investigational Device Exemption). One possible outcome of this Pre-IDE is that the FDA considers the product suitable for clearance under a 510(k). Regardless of whether the submission is a PMA or 510(k), it is anticipated that the clinical validation requirements and costs for this product will be greater than those for the other products highlighted above. Such costs can only be estimated once the Pre-IDE is closed. In addition, the filing fees associated with a PMA are significantly greater than those for 510(k) applications. There could be significant delays in filing the submission if the duration of a clinical study extends beyond what is currently anticipated. The Company is planning to submit a Pre-IDE for sepsis in 2006 and the current plan for the filing of the PMA/510(k) of the IVD is 2007. In general, approvals of PMA applications take longer than those of 510(k) applications and the risks of failing to obtain approval for this product are similar to those started above in terms of the FDA view on whether sufficient data has been filed to support safety and efficacy of the product PMA approval also requires manufacturing to pass  a pre-approved quality system inspection. All of these risks apply to planned regulatory filings in other regions.

The Company is subject to evolving legislative, judicial and ethical standards on use of technology and biotechnology.

The adoption of genetic testing is occurring within the broader context of a myriad of decisions related to genetic patenting and genotyping. Issues associated with health insurance, data access, intellectual property protection, national and international legislative initiatives and other variables may have a significant impact on the wide spread adoption of genetic testing or on specific segments or tests within the genetic testing market. For example, future legislative decisions regarding privacy and confidentiality of genetic information and the use of genetic information by insurers, employers, courts, schools, the military and others, could impede or accelerate demand for genetic testing. The ethical stance our society takes in using genetic information in reproductive decision making, for susceptibilities (e.g. testing children for adult-onset diseases) or complex conditions where there are greater uncertainties associated (e.g. heart disease) could also impede or accelerate demand for genetic testing.

The Company receives financing from Technology Partnerships Canada (“TPC”).

The Government of Canada as represented by the Minister of Industry, through TPC, has entered into an agreement to fund the Company in accordance with the terms set out therein. The actual funding received by the Company is predicated on the reimbursement of eligible expenditures that are submitted to TPC.

To date the Company has received 100% reimbursement on claimed eligible expenditures of $3,651,410. In the second quarter of 2006, the Company submitted a claim for reimbursements of approximately $652,000 to TPC. However, there is no assurance that the Company will continue to receive 100% reimbursement on claimed eligible expenditures. Failure to receive funding from TPC as anticipated may adversely affect the Company’s business, financial condition, cash flows and results of operations. Pursuant to the Company’s agreement with TPC, the Company also issued to TPC 2,336,449 Common Share purchase warrants. Each warrant is exercisable for one Common Share in the capital of the Company at $1.70 per Common Share until December 29, 2010.

The Company is subject to currency risk.

The Company’s revenues are denominated primarily in United States dollars as the Company sells its products primarily in the United States. As well, the Company has issued secured convertible debt which is denominated in U.S. dollars. The Company has not engaged in foreign exchange hedging transactions to manage its currency exposure. Accordingly, significant variations in the exchange rate of the Canadian dollar to the U.S. dollar can have a material impact on the Company’s profitability. Additional disclosure regarding the Company’s currency risk can be found under the liquidity and capital resources discussion under Item 5 “Operating and Financial Review and Prospects” and the disclosure under Item 11 “Quantitative and Qualitative Disclosures About Market Risk”.

The Company has not produced reagents at full production volume.

The Company’s manufacturing facility has an engineered production capacity of approximately 6.0 million tests per annum in batches of up to 400,000 tests. The Company has validated scale-up activities to support its current needs. However, the Company may encounter unforeseen technological or operational obstacles when further growth is experienced as the behaviors of the raw materials and semi-finished good at larger production volumes are not necessarily comparable to those seen in smaller production lots. While the Company does not foresee a shortfall in capacity within its current forecasts, the Company has not yet produced tests at its manufacturing facility’s engineered batch size or aggregate volume. The Company may not be successful in scaling operations and manufacturing protocols to achieve this level of production.

The Company has only one manufacturing facility and may not be able to replace its manufacturing capacity.

The manufacture of the Company’s products involves a number of steps and requires compliance with stringent quality control specifications imposed by the FDA and other regulatory agencies. Moreover, the Company’s products can only be manufactured in a facility that has undergone a satisfactory inspection by the FDA and other relevant regulatory authorities. For these reasons, the Company will not be able to replace its manufacturing capacity quickly in the event of fire, natural disaster, equipment failure, act of terrorism or other difficulty which affects the manufacturing facility, or if the manufacturing facility is deemed not in compliance with the regulatory requirements and the non-compliance cannot be promptly remedied.

Changes in U.S. border policy may impact the Company’s access to the U.S. marketplace.

As the Company’s manufacturing facility is located in Canada while most of the Company’s sales are to customers in the U.S., any change in policy implementation relating to United States border protection, tariffs, duties or other protection measures may have an impact on the Company’s ease of access to the U.S. marketplace.

The Company derives a substantial amount of its revenues from only a few of its customers. A loss of one or more of these major customers, or a material adverse change in any such customer’s business, could adversely impact the Company’s business.

The Company is dependent on a few key customers with respect to sales of its products. As at June 30, 2006, the Company’s top three customers (Genzyme, Specialty Laboratories and Mayo) represented 57% of revenue (December 31, 2005 - 66%) and the top five customers represented 63% of total revenue (December 31, 2005 - 71%). Any of the Company’s major customers could refuse to renew their contracts, or could negotiate concessions, particularly on price, that would have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, the Company’s customers could experience a downturn in their business, find themselves in financial difficulties or consolidate, which could result in their ceasing or reducing their consumption of the Company’s products (or becoming unable to pay for products they had contracted to buy). If any key customer discontinues its relationship with the Company for any reason, or reduces or postpones current or expected purchase commitments for the Company’s products, the Company’s business, financial condition, cash flow and results of operations could be materially adversely affected.

The Company derives a substantial amount of its revenues from only a few of its products.

Currently, sales of the Company’s cystic fibrosis products represent a significant portion of the Company’s revenues. If the volume or pricing of the Company’s largest selling products decline in the future, the Company’s business, financial condition, cash flow and results of operations could be materially adversely affected.

If the Company is unable to attract and retain qualified scientific, technical and key management personnel, or if any of the Company's key executives, Gregory C. Hines, James Pelot and Richard Janeczko, discontinues his employment with the Company, the Company's research and development efforts may be delayed.

The Company is highly dependant upon the efforts of its senior management team and scientific staff. The loss of the services of one or more members of the senior management team might impede the achievement of the Company’s development objectives. In particular, the Company is highly dependant upon and its business would be significantly harmed if it lost the services of Gregory C. Hines, the Company’s President and Chief Executive Officer, Richard A. Janeczko, its Chief Scientific Officer, or James E. Pelot, its Chief Financial Officer and Chief Operating Officer. The Company has entered into employment agreements with certain members of its senior management team pursuant to which certain members of the senior management team, including Gregory C. Hines, may only terminate their agreement with “good reason” or upon three (3) months’ written notice to the Company, but this does not ensure that it will retain their services for any period of time in the future.  The Company’s research and product development programs also depend on its ability to attract and retain highly skilled chemists, biologists and preclinical and clinical personnel.

The Company does not currently have any key man life insurance policies.

The Company faces competition from other companies, academic and research institutions and government organizations in attracting and retaining qualified personnel. In addition, the Company’s ability to manage growth effectively will require it to continue to implement and improve its management system and retain its key employees. Although the Company has done so in the past and expects to do so in the future, there is no assurance that the Company will successfully be able to attract and retain skilled and experienced personnel.

The Company may be affected by health care reforms in the United States, Canada and other jurisdictions.

In recent years, rising health care costs have caused governments and insurance companies to focus on reforming the health care systems in the United States and Canada. The Company cannot predict what effect, if any, the various health care reform initiatives may have on the Company’s business. Cost containment initiatives may reduce genetic research and development activities and retard the growth of the genetic testing market.

Furthermore, sales of the Company’s products will depend, in large part, on the availability in the United States and Canada of adequate reimbursement for users of those products from government insurance plans, managed care organizations and private insurance plans. There is no assurance that insurance companies or third party-payors will provide or continue to provide coverage for the Company’s products or that reimbursement levels will be adequate for the reimbursement of the providers of the Company’s products.

The Company’s Common Shares are subject to significant market price volatility.

Market prices for the securities of biotechnology companies, including the Company, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in the Company’s operating results, the aftermath of public announcements by the Company, performance of the Company’s competitors or customers, concern as to safety and efficacy of the Company’s products, and general market conditions, can have an adverse effect on the market price of the Company’s Common Shares. The Company’s Common Shares are listed and trade on the Toronto Stock Exchange and have been subject to significant price and volume fluctuations and may continue to be subject to significant price and volume fluctuations in the future. During the period since January 1, 2004, the price of the Company’s Common Shares on the Toronto Stock Exchange have reached a high of $4.00 and a low of $0.57.

Item 4. Information on the Company

A.	History and Development of the Company

The Company carries on business under its legal name. The Company was incorporated under the Business Corporations Act (Ontario) (“OBCA”) on December 19, 1980 under the name GFY Resources Inc. Pursuant to articles of amendment dated January 20, 1981, the Company’s name was changed to Dasher Resources Ltd. Pursuant to articles of amendment dated June 21,1991, the Company's name was changed to Consolidated Dasher Resources Inc. and its then issued and outstanding Common Shares were consolidated on the basis of one (1) post-consolidation Common Share for every four (4) pre-consolidation Common Shares. Pursuant to articles of amendment dated April 16, 1993, the Company’s name was further changed to Tm Technologies Corp.

The business currently carried on by the Company commenced in 1993. Pursuant to articles of amendment dated July 11, 1997, the name of the Company was changed to Tm Bioscience Corporation. Pursuant to articles of amendment dated June 21, 2004, the Company consolidated its issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Shares for every five (5) pre-consolidation Common Shares.

The Company’s registered and head office is located at 439 University Avenue, Suite 2000, Toronto, Ontario, Canada, M5G 1Y8.

The Company is a DNA-based diagnostics company developing a suite of products. The Company’s research and development efforts and product pipeline are focused in the fields of human genetic disorders, personalized medicine (pharmacogenomics or PGx - the use of genetic testing to help determine the prescription of drugs) and infectious diseases. The Company’s underlying technology, the Tag-It™ Universal Array (in either the “Tm 100” or “Tm 1000” versions), is a microarray “operating system”, which is a platform upon which tests for specific genetic mutations can be added. The Universal Array consists of short pieces of synthetic DNA which were designed using tools and technologies the Company created during the period from 1993 to 2000. The Tm 100 is capable of incorporating any set of 100 standard single DNA assays into a single genetic test, while the Tm 1000 is ten times more powerful and is capable of incorporating 1,000 standard simplex DNA assays into a single genetic test. The Tag-It™ Universal Array platform operates in a manner which greatly simplifies the process by which genetic tests are created or existing test are modified to incorporated new genetic  discoveries. The platform does this by standardizing the key performance characteristic of a genetic test which is the thermally driven process of matching the human target DNA with the synthetic counterpart incorporated into the genetic test.. This standardization significantly reduces the complexity of creating the perfect human and synthetic DNA match resulting in lower cost of research and development ease of expanding test for newly discovered genetic markers while retaining a very high degree of accuracy. The Company subsequently determined that its market strategy would be best met by focusing the manufacturing and selling of its products for one particular instrument which it believed would come to dominate the DNA testing laboratory market. The Company chose the Luminex xMAP system, designed and manufactured by Luminex Corporation (NASDAQ: LMNX) (“Luminex”) of Austin, Texas, as its strategic partner to distribute and commercialize the Tag-It™ Universal Array. Currently the xMAP system can perform up to 100 simplex DNA assays in a single test.

The Company embarked on a multi-year strategy to commercialize genetic tests underpinned by the Tag-It™ Universal Array operating system following its successful validation in 2001 and 2002. Over the last three years, this strategy has included establishing a productization capability, construction of a manufacturing facility and market channel development. The Company established the research, development and operational portion of a broad genetic test production capability, which involved securing experienced resources to staff the start-up of its development, manufacturing and quality control functions. It also involved the construction of a manufacturing facility at the Company’s leased premises at 439 University Avenue, Toronto, Ontario, M5G 1Y8, which was commissioned in 2003. The Company’s manufacturing facility currently has an engineered production capacity of approximately 6.0 million tests per year in batches of up to 400,000 tests and is certified to the United States Quality System requirements (21 CFR 820), the European ISO 13485:2003 Standards and the Canadian Medical Device Conformity Assessment System Standards.

The principal method of market development used by the Company over the last three years has been the “Early Access Program”, which the Company implemented with certain of the leading academic and commercial laboratories in the United States. The Early Access Program allows these reference laboratories, which are some of the biggest potential consumers of the Company’s products, to familiarize themselves with the Company’s products and technology prior to their commercialization. For example, with the Company’s ID-Tag™ Respiratory Viral Panel, 25 leading healthcare institutions and laboratories across North America, Europe and Asia have entered its Early Access Program including community hospitals, pediatric hospitals, reference laboratories and public health labs such as the Alberta Provincial Lab for Public Health (ProvLab) in Calgary, AB, a leader in the area of molecular testing for respiratory viruses, and the Diagnostic Molecular Pathology Lab at Resurrection Medical Center, Chicago. These participants can use the test in their labs and evaluate the work flow processes required for the test, the parameters and tolerances ascribed to the test by the Company (such as amount of patient sample required or recommended amounts of ancillary reagents required), and provide feedback to the Company as to the appropriateness of these parameters. Past early access partners have included Quest, Specialty Laboratories, The University of Louisville and Mayo.

The Company’s initial early access participants include the Mayo Clinic, which subsequently entered into a two-year purchase agreement with respect to the Tag-It™ P450-2D6 genetic test and a five-year master purchase agreement with respect to other products. The master purchase agreement also allows the Mayo Clinic to purchase additional products from the Company as they are commercialized. To date, the Company’s P450-2C9, P450-2C19 and Ashkenazi Jewish Panel tests have been incorporated into the Mayo Clinic master purchase agreement. Another early access participant, Specialty Laboratories, has also concluded and renewed a two-year purchase agreement for the Company’s CFTR 70 test kit.

Beginning in 2004, the Company stepped up its efforts to pursue supply agreements with U.S. clinical laboratories to accelerate market penetration. The Company recruited and assembled a small but highly focused U.S. based sales team to market its products to U.S. laboratories. The U.S. sales team became operational in the mid-first quarter of 2004. The Company’s efforts yielded announced supply agreements with LabOne, Inc., University of Medicine and Dentistry of New Jersey, Resurrection Health Care, Pharmacogenetics Laboratory of the University of Louisville, InterGenetics Incorporated and Laboratory Corporation of America Holdings (“LabCorp”) in 2004. In 2005, the Company’s efforts in this regard yielded a number of additional announced supply agreements, including multi-year supply agreements with the two largest clinical laboratories in the world, Quest Diagnostics and LabCorp. The Company has since acquired its 34th customer in the highly consolidated U.S. clinical laboratory market, which collectively perform an estimated 80% of genetic testing in the United States.

In May 2005, the FDA announced that the Company’s Tag-It™ Cystic Fibrosis (“CF”) kit became the first multiplexed human disease genotyping test, that is, a genetic test that is able to detect and identify multiple mutations simultaneously in a single experiment performed in a clinical laboratory standard test tube, to be approved by the FDA as an IVD to help detect cystic fibrosis in the United States. The Tag-It™ CF kit is used to simultaneously detect and identify mutations and variants in the gene associated with CF (the CF transmembrane conductance regulator gene) in human blood specimens in order to determine CF carrier status in adults, as an aid in newborn screening, and in confirmatory diagnostic testing in newborns and children. The kit is not indicated for fetal diagnostic, pre-implantation testing or for stand-alone diagnostic purposes. The Tag-It™ CF kit has since received the European CE mark (the equivalent of IVD status in Europe).

The Company has also signed a development and supply agreement with Genzyme Corporation (“Genzyme”) which was amended in 2005, pursuant to which Genzyme agreed to assist in the development and validation of a custom CF product and to use such product for substantially all of its worldwide testing. The Company has since earned milestone revenue from Genzyme under the agreement. There are no research and development funding arrangements, no further potential milestone payments pending and no royalty provisions. Intellectual property remains with the original owner with joint inventions being jointly owned by both parties. The agreement has a four year period commencing from the effective date in 2005, with successive one-year renewal periods, and has customary termination provisions such as termination upon bankruptcy and non-performance. As a result, in 2005, Genzyme launched, in concert with the Company, the CFplus™ assay which now includes testing for 97 mutations. The Company believes the CFplus™ assay is currently the most complex commercial CF genetic test on the market as it targets 97 mutations associated with CF simultaneously, whereas competitive products target less than 40 CF mutations simultaneously.

Outside of the United States, the Company signed a distribution agreement with Gamidor Diagnostics Ltd., pursuant to which Gamidor will have exclusive rights to distribute the Tag-It™ menu of genetic tests in Israel for a minimum three (3) year term that can be extended annually. In Europe, the Company has had preliminary discussions with potential distribution partners but no definitive agreement has been entered into by the Company in respect of European distribution of products.

The Company continues to develop other access program partners to accelerate market development and establish relationships that will assist in the initial product validation of its pre-commercial prototypes. Additionally, using a portfolio approach to its product pipeline, the Company is pursuing longer-term research and/or co-development projects with a number of partners. This approach resulted in the Company’s announcement in 2003 of its collaboration with Calgary Laboratory Services of the University of Calgary on the

development of a genetic test for the identification and characterization of an antibiotic-resistant bacteria, methicillin-resistant Staphylococcus aureus (“MRSA”). Over the last two years, the Company has established the feasibility of utilizing its Tag-It™ platform for the development of such a test, including a rapid detection step to enhance usability in a hospital urgent care environment. In establishing its commercialization program, the Company has faced a number of intellectual property hurdles related to the accelerated chemistry as well as the specific form of the genetic markers used in the current prototype of the MRSA test. Certain of these hurdles have been resolved in the Company’s favour; however, other significant hurdles remain. The Company continues to be interested in the use of its platform in the area of bacterial identification and related infection diagnosis and management and is now seeking a partner for the commercialization of a product in this area.

During 2005, the Company collaborated with Dr. Jim Mahony of McMaster University to develop the ID-Tag™ RVP (Respiratory Viral Panel), a comprehensive assay for the detection of various strains of viruses and subtypes, including H5 (Avian Flu). The Company expects that it could serve as a cornerstone diagnostic and screening product in the public health setting for the more efficient management and treatment of patients during flu season. The ID-Tag™ RVP could also play a key role in managing the potential threat posed by the Avian Flu and the Company is actively promoting its adoption within the global public health community.

In January 2006, the Company made the ID-Tag™ RVP commercially available outside the U.S. and for evaluation purposes within the U.S. To drive sales, the Company is establishing market presence by enabling key customers and thought leaders to gain experience with the test through its Early Access Program. The Company is also focused on gaining regulatory clearance for the test as an IVD and is undertaking validation studies to generate data for a FDA submission in the first half of 2006. The Company’s sales force expects to focus on marketing the test to hospital based laboratories in the U.S. The Company is also in discussion with potential distributors for selling the ID-Tag™ RVP outside of the US.

The continual acquisition of proprietary biomarkers is essential to the Company’s strategy to develop new, innovative and high-value products. During 2005, the Company announced that it had concluded a license agreement with Abbott Laboratories (“Abbott”) whereby the Company licensed from Abbott certain of its intellectual property in the area of, among others, human and pathogen genotyping. The non-exclusive license is worldwide, expires co-terminously with the associated patents and covers the Company’s current and future products in all fields of use. In consideration for the grant of license, the Company paid Abbott the non-refundable sum of U.S.$2 million in the following instalments: (i) U.S.$1 million on or about October 30, 2005, and (ii) U.S.$1 million on or about January 31, 2006. The license is fully paid up and no additional fees are required to be paid by the Company to Abbott nor are there any obligations or rights for the Company to defend the patents .

Subsequent to the end of the 2005 financial year, the Company signed an agreement with EPIDAUROS Biotechnologie AG (Bernried, Germany) (“EPIDAUROS”) for a co-exclusive commercial license to EPIDAUROS’ patents on the most prevalent biomarker in Caucasians related to the P450-CYP2D6 gene, which occurs in 8.4% of the Caucasian population and can lead to changes in the function of an enzyme that metabolizes approximately 25% of all prescription drugs. Only one other company has a license to this genetic marker.

More recently, the Company announced on March 20, 2006 that it had signed an agreement with Sirius Genomics Inc. (“Sirius”) for an exclusive license to patents from Sirius for specific biomarkers related to drugs used to treat severe sepsis, a severe medical condition resulting from the immune response to a severe infection. The Company plans to incorporate the biomarkers into a genetic test which can be used to identify patients who are more likely to respond well to the two drugs currently used to treat severe sepsis, Xigris® and vasopressin. Under the terms of the agreement, the parties will share the development costs and the Company will provide an upfront payment of $4 million to be provided to Sirius in two equal instalments. The first instalment was paid on April 3, 2006 and the second instalment was due September 6, 2006 and Management is currently in the process of obtaining an extension. These upfront payments will be repaid from net earnings on commercial sales of the sepsis test to be developed by the Company, with the remaining earnings shared equally by Sirius and the Company over the expected 20 year term of the agreement. The agreement terminates if the Company does not commercialize a product by June 30, 2007, upon insolvency of either party or a material unremedied breach or, in certain circumstances, upon early termination of the underlying license or upon one year's notice once the underlying license expires at its term. under the agreement, each party has the right, but not the obligation to institute, prosecute and control any action or proceeding for infringement or misappropriation of any intellectual property owned or controlled by it.

The Company is also developing a companion test for Warfarin which it expects to launch in 2006. The FDA’s Clinical Pharmacology Subcommittee of the Advisory Committee on Pharmaceutical Science voted in November 2005 in favor of changing Warfarin’s label to reflect the fact that genetic information from two genes, CYP450 2C9 and VKORC1, can be useful in deciding a patient’s individual dose. The market for such a test can be very significant; more than 30 million prescriptions are written for Warfarin each year in the U.S.

The Company’s core focus remains on developing proprietary tests for human genetics, personalized medicine and infectious disease; however, through partnerships the Company believes it can leverage its technology and cGMP (currently good manufacturing practice) manufacturing capabilities to address original equipment manufacturer (“OEM”) opportunities in other sectors and improve manufacturing efficiency. In April of 2005, the Company announced that it had entered into an agreement with Maxxam Analytics

(“Maxxam”) whereby Maxxam would develop a test for livestock food traceability which would be manufactured by the Company. Due to recent changes at Maxxam, it has postponed its genetic traceability program indefinitely. In June 2005 the Company entered into a five year agreement to supply custom Tag-It™ reagents to InterGenetics Incorporated (“InterGenetics”) for OncoVue™. According to InterGenetics, OncoVue™ has been developed as the first genetic-based cancer test relevant to all women. The agreement is contingent on the Company delivering the Tag-It™ reagents which perform according to InterGenetics’ specifications.

Over the last three years, the Company has raised a total of $63.54 million from private and Canadian public offerings of debt and equity securities as well as government funding from TPC. In the financial year ended December 31, 2005, the Company completed three rounds of financing to fund its growing business. In 2005, the Company also received a total of $4.17 million from the exercise of warrants and compensation options relating to two previous private placement which closed on June 26, 2003 and December 22, 2003, respectively. Any remaining warrants relating to those previous financings expired in late June 2005. Finally, on August 15, 2006, the company completed a private placement of unsecured subordinated debt and common share purchase warrants of the Company, raising gross proceeds of $6,240,000. Additional details regarding the Company’s financing activities can be found in Item 9.A. “Offer and Listing Details”.

On December 15, 2005, the Company effected a portion of phase one of a multi-phase internal corporate reorganization (“Reorganization”) and incorporated two new wholly-owned Canadian subsidiaries under the laws of Ontario, Tm Bioscience HG Inc. (“HG Inc.”) and Tm Bioscience PGX Inc. (“PGX Inc.”). The Company transferred certain intellectual property relating to its personalized medicine or pharmacogenomics (“PGx”) business to PGX Inc. and entered into certain management, research and development and license agreements with PGX Inc. The Company expects to complete the remaining portion of phase one as well as the remaining phases of the Reorganization in 2006. As part of the Reorganization, the Company expects to transfer certain intellectual property (i) relating to its human genetics business to HG Inc., and (ii) relating to its infectious disease business to a new wholly-owned Canadian subsidiary which will be incorporated. The Company also expects to transfer its technical services division to another new wholly-owned Canadian subsidiary to be incorporated and to effect a reorganization of its existing U.S. subsidiaries. The Company expects that completion of the Reorganization will provide it with greater flexibility for structuring future strategic partnership opportunities. Shareholders of the Company have approved the Reorganization at the Company's annual and special meeting held on May 30, 2006.

B.	Business Overview

Principal Products and Revenue

The Company is a DNA-based diagnostics company focused on the development of a suite of genetic diagnostic tests. The Company’s existing and planned products test for genetic markers correlated with human genetic disorders, infectious disease-causing pathogens, and patient responses (e.g., efficacy and side effects) to prescription drugs (also known as personalized medicine, pharmocogenomics, or PGX). The Company has commercialize analyte specific reagents (“ASRs”)  and a series of Tag-It™ genetic tests  (collectively, the “products”) for a variety of genetic analyses. The Company’s Tag-It™ CF kit, which simultaneously screens for the 23 CFTR gene mutations and 4 variants (polymorphisms) recommended by the American College of Medical Genetics (“ACMG”) and American College of Obstetricians and Gynecologists (ACOG) in 2004, plus 16 of the world’s most common and North American-prevalent mutations is the first multiplexed human disease genotyping test, that is, a genetic test that is able to detect and identify multiple mutations simultaneously, to be approved by the United States Food and Drug Administration (“FDA”) as an in-vitro diagnostic (“IVD”) device for diagnostic use to help detect cystic fibrosis in the United States, and has also subsequently received the European CE Mark (the equivalent of IVD in Europe) in January 2006. All products from the Company are based on the Tag-It™ Universal Array platform, which utilizes a proprietary universal tag system that allows various diverse genetic tests to be developed to a single standardized platform for operating the tests, enabling easy optimization, product development and expansion. Products from the Company operate on the Luminex xMAP instruments, which enable the rapid production of flexible, high-throughput, low-cost DNA-based tests.

The Company is continually undertaking research and development and exploring opportunities to commercialize additional products and expand the Company’s pipeline and revenue base. The Company conducts much of its own research and development internally, but also engages the expertise of members of the Company’s Scientific Advisory Board, outside consultants and a variety of academic and commercial partners where necessary or desirable. The Company core focus remains on developing its own proprietary products. However, in 2005, the Company also adopted a strategy to maximize the investment made in the Company’s commercialization engine and cGMP (current good manufacturing practice) facilities through productization and manufacturing of tests and reagents for other companies’ genetic discoveries. The products resulting from these arrangements are custom built under OEM arrangements and are sold exclusively to the contracting partner. The Company has since entered into OEM supply agreements with Maxxam and InterGenetics, details of which are described in Item 4.A “History and Development of The Company” above.

The Company’s products are launched with a plan to develop them into IVD devices. In the early launch phase, the Company’s products are sold for investigational use only (“IUO”) within the FDA regulatory framework, allowing laboratories to compare the results achieved using their current technology with the results from the Company’s products. The IUO products do not have established performance characteristics. The Company’s ASRs are sold to high complexity laboratories certified under the United States Clinical Laboratory Improvement Amendments regulations, otherwise known as CLIA, within the FDA regulatory framework. The ASRs do not have established analytical and performance characteristics.

The Company’s ASRs consist of small amounts of liquid reagent packaged in sterile vials. The Company’s IUO products consist of genetic tests formed of small amounts of liquid reagent packaged in sterile viles, which are then in turn placed in a carton. One carton is referred to as a kit. A kit is sold containing enough reagent to test 24 to 96 patients (in increments of 24) at one time. The kit contains a variety of synthetic pieces of DNA, the media for reading the results of the test (currently microscopic beads), various harmless but essential chemical compounds and a CD-ROM containing the necessary software for reading the test results. The Company’s IVD products consist of genetic tests to identify specific genetically linked diseases and are sold in kits as well. These products have extensive analytical and clinical support for the claims made. The data supporting these products have been reviewed by regulatory authorities such as the FDA prior to being labelled as IVD. As of June 30, 2006, only the Company’s Tag-ItTM CF kit has gained IVD status in the United States and Europe (where it has received the equivalent European CE Mark).

The microscopic beads which the Company currently favours to read the test results are solely sourced from its partner, Luminex Corporation. The synthetic DNA is a commodity, and may be ordered from one of several companies doing such work. The balance of the chemicals is sourced from a variety of laboratory supply houses throughout Canada, the U.S. and internationally.

The Company is developing products in three distinct segments of the genetic test market:

(i)	Human Genetics: tests that identify mutations that are (typically) inherited which may be predictive or confirmatory of a disease or condition;

(ii)	Personalized Medicine (Pharmacogenomics or PGx): tests that qualify an individual’s genetic profile for therapy optimization; and

(iii)	Infectious Diseases: tests that quantify infectious agents or pathogens directly through genetic confirmation within a patient sample.

Between 2003 and 2005 the Company developed and commercialized a number of new products. The following table sets forth the Company’s current menu of available products as well as products under development. Unless otherwise noted in this registration statement on Form 20-F or in the documents incorporated by reference herein, all products are provided for IUO and no claim is made as to product suitability or use as a diagnostic device.

Market Segment	Area of Interest	Product	Earliest Anticipated Commercial Availability
Human Genetics	Coagulation	Factor V	current
		Factors V and II	current
		Factors V, II and MTHFR	current
		Custom panel	current
	Cystic Fibrosis	ACMG - 23	current
		CF 39 (IVD)	current
		CF 70	current
		CF 11	current
		CF 97	current
	Inherited disorders	Ashkenazi Jewish Panel	current
		Aneuploidy	TBD
		Fragile X	TBD

Pharmacogenomics	Drug Metabolization	P450 - 2D6	current
		P450 - 2C9	current
		P450 - 2C19	current
		P450-3A4/5	TBD
		Warfarin	2006
		Sepsis	2007
Infectious Diseases	Infectious Diseases	RVP	2006
		MRSA	TBD
OEM	Oncology	OncoVue™ (breast cancer)	TBD

The Company began shipping commercial genetic tests in the third quarter of 2003. Product revenue for 2003 was $1,054,923. The balance of the Company’s revenue for 2003 was comprised of licensing and development fees received in the form of royalties on the sales by Luminex of “FlexMap beads”™. In 2004, the Company increased its revenue to $3,850,013, with product sales representing 90% of revenue, or $3,460,747.

Product sales for 2005 were $6,725,432, an increase of approximately 94% over 2004 Product sales of $3,460,747 while instrument sales were $829,773 for 2005 as compared with $242,271 in 2004. Instrument sales have increased as a percentage of revenue, a trend that the Company expects to see reverse in 2006 as the Company continues to grow its Tag-It™ revenues by extending its customer footprint through adoption of additional product offerings to its existing customer base and by developing additional products including the ID-Tag™ RVP. At June 30, 2006, instrument sales represented 7% of total year-to-date revenues (June 30, 2005 - 11%) and 4% of the quarterly revenues (June 30, 2005 - 18%). This trend supports the Company’s expectation that instrument sales as a percentage of company’s total revenues will continue to decline. The balance of revenue of $118,965 (2004 - $146,995) is comprised of licensing and development fees received in the form of royalties on the sales by Luminex of “FlexMap beads”™ and contract research and development fees reflecting the on-going pro-rata recognition of deferred milestone revenue. Product sales included all of the Company’s commercial products and they grew year-over-year due to the mid-year launch of the CFplus™ test by Genzyme and the adoption by the growing customer base of the Company’s expanded menu selections, primarily the Ashkenazi Jewish Panel and CF70 reagents. Luminex instrument placements continued in 2005 through direct customer purchases and the Company’s reagent rental programs. The Company’s customer base as at December 31, 2005 stands at 42, having grown 147% year-over-year.

The Company’s current customer base is primarily large United States reference laboratories. The Company, via its dedicated U.S. sales force, sells direct to commercial laboratories that are certified under the Clinical Laboratory Improvement Amendments (“CLIA”). The sales program generally consists of multi-year supply agreements which may incorporate the provisioning of a Luminex xMAP 100 reader to the customer for the term of the agreement under a reagent rental program.

The Company has concluded a distribution agreement for certain of its products in Israel and is actively seeking distributors for other international markets. Entering 2005, the Company had an objective to establish a presence in the smaller European market, but concluded that such an approach could preclude partnership with a larger global industry partner. The Company has since broadened business development efforts towards partnerships with larger global industry players.

Technology

The Company has developed a number of technologies that have emerged from the Company’s advanced understanding of DNA chemistry and thermodynamics and that underlie the Company’s commercial products. The Company’s technology focus has been in applying various strategies to control a process called DNA hybridization - the key fundamental step in virtually all genetic tests. Hybridization can be defined as the event in which a single-stranded DNA molecule, called a probe or tag, which is usually attached to a solid surface (such as a microarray), will grab and hold on to its single-stranded counterpart, or complement, present in a sample of interest. The rate at which the individual probe molecule grabs on to its counterpart and the final strength of this interaction depends on many parameters but most importantly on the actual design of the DNA probe molecule itself. Since on a DNA microarray every probe molecule has a unique design, each probe will have a different propensity to grab and hold onto its counterpart. This variability in the efficiency by which each probe functions is the underlying reason for the majority of technical problems in terms of obtaining the most accurate, consistent and reproducible results from current genetic test technologies.

The Company’s research investment over the years has resulted in the Tag-It™ Universal Array technology (Tm 100 and Tm 1000), as well as a number of ancillary technologies. Multiple patents have been filed in the United States and in other jurisdictions describing the Company’s technologies and their uses. The Company currently owns 47 patents/patent applications and has in-licensed or is in negotiation on 83 patents/patent applications in various jurisdictions. The Company considers its 18 owned patents relating to the Tm 100 and Tm 1000 Universal Arrays as its material patents, the subject matter of which covers the methods of designing and selecting polynucleotide sequences having desired properties and non-cross-hybridizing sets of polynucleotides and uses thereof.

Universal Arrays

A universal array standardizes the hybridization process, improving the effectiveness and efficiency of a sample to any disease template.

The Company’s research on DNA hybridization resulted in the validation of Tm 100, a universal hybridization operating system aimed at the diagnostic sector, being commercialized through an agreement with the Company’s first microarray platform partner, Luminex. The Company has also announced the successful validation of the Tm 1000 operating system, which offers a tenfold increase in test capacity over Tm 100 and which is especially suitable for early stage disease association studies and patient testing of highly complex genetically caused diseases and disorders.

In 2001, the Company initiated its product commercialization strategy by entering into a five year agreement with Luminex. The strategic partnership grants Luminex rights to certain of the Company’s technology and also grants the Company rights to develop products on Luminex’s bead-based array platform. Luminex has an exclusive license to the Tm100 universal array in the field of bead-based assays. In January 2003, the Company and Luminex jointly announced the launch of the Tm 100 based universal array beads.

The agreement with Luminex provides the Company with a widely commercially deployed platform on which to develop and sell its products. As of December 31, 2005, Luminex reported that it has sold over 3,400 of its instruments worldwide. This installed base is available to operate the Company’s products. The Company has combined the advantages of the Luminex system, such as economy, flexibility and throughput, with its own knowledge of universal array technology to develop products for specific applications. The original agreement with Luminex expired on March 28, 2006. On March 29, 2006, the Company announced the conclusion of a multi-year extension of the Luminex agreement, which grants the Company rights to commercialize DNA-based molecular diagnostics that operate on Luminex’s xMAP® technology platform. The renegotiated agreement incorporates similar terms to the original agreement, including the ability for the Company to distribute Luminex’s xMAP systems such as the new LX200 instrument. The agreement also provides for minimum annual royalty payments and defined pricing for beads and instrument purchases. The term of the agreement is for seven years with three successive one-year renewal periods. Termination of rights within specific field or territory can be triggered upon failure by the Company to commercialize a test within the  field or territory and generally upon a breach of the Agreement by either party. The Company plans to continue to assess the marketplace for new instruments that enhance the competitiveness of the Company’s genetic tests.

Competitive Conditions in the Genetic Test Market

The Company is seeing diagnostic applications evolve from large-scale, genome-wide studies which then become focused on smaller genetic subsets of medical relevance. Genetic researchers continue to use high-density array systems for broad gene expression and single nucleotide polymorphism (“SNP”) confirmation studies to draw correlates between gene profiles, disease conditions and therapeutic response. By comparing patterns and frequencies of SNPs (i.e. variations in the DNA sequence) in patients and in controls, researchers can identify associations between SNPs and particular diseases. As correlation data emerges, focus is shifting to lower density screening and diagnostic arrays to fully characterize genes of interest in patients. Large-scale expression and SNP scoring studies tend to involve greater than 1,000 genetic markers per run, while “theme-based” clinical screening and diagnostic applications tend to focus on fewer than 100 genetic markers per patient sample. With this shift towards screening and diagnostics, sample throughput requirements are significantly increasing. Correspondingly, demand is increasing for flexible, automated platforms with multiplexing capabilities (up to 100 genetic markers at one time) that are relatively uncomplicated and easy to use. Test accuracy and a low cost per mutation are also essential to drive technology into healthcare markets.

In addition, the following market dynamics continue to play a significant role in both the rate of growth and ultimate size of the genetic testing market:

·	the available menu of validated genetic tests that doctors can order;

·	the deployment of cost effective high throughput technology platforms that run these tests;

·	the regulatory framework for the approval of new tests that are validated for medical applications, and the regulation of therapeutics susceptible to genetic effectiveness and safety; and

·
the process for determining, establishing and implementing a “standard of care” as appropriate in each disease area. As genetic markers are identified and correlated to disease, there are a number of organizations and communities of interest who assume the role of corroborating the findings of various medical linkage studies in order to determine the applicability of a marker within defined population subgroups. Among these is the ACMG, which the FDA and other medical colleges in the U.S. depend upon for recommendations in this area.

The Company faces competition from other pharmaceutical and biotechnology companies. The Company’s principal competitors may be characterized into three categories: large corporation, small corporation and new technologies.

Large Corporations

A number of large diagnostics companies are currently in the genetic diagnostic test market. Several of these companies are building from a base of revenue provided by older genetic testing technologies, while others view the current market opportunity as a discontinuity providing them with the entry point. Largest among the former, Roche, in alliance with Affymetrix, have entered the clinical genetic testing market. Among the latter, Abbott Laboratories, ABI and Celera Diagnostics continue to be a force in the genetic testing market. Other large diagnostic manufacturers and distributors have also entered into the molecular diagnostic segment more recently. Companies in this category would include Bayer, Johnson & Johnson, Becton-Dickinson, Beckman Coulter, Dade Behring and others. Non-traditional life sciences companies such as Motorola, Hewlett Packard, General Electric as well as, more recently, reagent companies such as Quiagen and Takara and others may be identified as potential competitors. These potential competitors have significantly more resources than the Company, and may undertake market strategies and tactics that the Company may not have the resources to counter.

Small Corporations

A significant number of companies have sprung up to capitalize on the promise of genetic testing. Within this broad array, a few have focused on the specific market that the Company’s products address. These include Nanogen, Third Wave, Eragen and others. All of these companies have developed and are marketing competing technologies to the Company. There is and will be significant technological contention for customers over the short to mid-term. The Company believes that it has secured a significant leadership position in the U.S. market against these competitors by establishing its technology in 34 clinical laboratories in the U.S., including the two largest reference laboratories in the world, Quest Diagnostics and Labcorp.

New Technologies

The industry in which the Company operates is experiencing rapid technological advancement. The Company is unable to predict the likelihood of the advent of technologies which may substantially impact the Company’s market opportunities in the mid to long term.

The Company believes that it has a strong competitive position in the marketplace. The Company’s genetic testing platform can be used in the transition from medium-density research tools to lower density, high throughput screening and diagnostic applications. The Company is building a menu of genetic tests which management believes has significant revenue and gross margin potential.

Government Regulations

In the United States, the Company is subject to regulation by the FDA under the Food, Drug and Cosmetic Act and other laws. The FDA regulates in vitro diagnostic products for human use and these products include reagents, instruments and systems intended for use in a variety of diagnostic applications. Medical devices are generally classified into one of three classes (i.e., Class I, II or III) on the basis of the controls deemed necessary by the FDA to reasonably ensure the safety and effectiveness of the product. Class I devices are generally subject to general controls (e.g., labeling, postmarket controls, Medical Device Reporting and adherence to Quality System Regulations, or QSR). Class II devices are generally subject to general and special controls (e.g., performance standards, premarket notification and postmarket surveillance). Class III devices are new technology or high-risk devices which must receive premarket approval by the FDA to ensure their safety and effectiveness (e.g., life-sustaining, life-supporting, and implantable devices or new devices which have been found not to be substantially equivalent to legally marketed devices). In other words, device classification depends on the intended use of the device and on the level of risk the device poses to the patient and/or user.

The Food, Drug and Cosmetic Act requires that medical devices introduced into the U.S. market, unless otherwise exempted, be the subject of either a premarket notification clearance, known as a 510(k), or a premarket approval, known as a PMA. A 510(k) is a pre-marketing submission made to FDA to demonstrate that the device to be marketed is as safe and effective as a currently legally marketed device through descriptive and performance data. A de novo 510(k) submission can be made for a new product for which there is no predicate (pre-existing, comparable) device with which the product in question can be compared. In such a case, the FDA is required under the Act to initially deem the device as a Class III product (based on the fact that no predicate exists) but the manufacturer is provided the mechanism to seek reclassification of the device into a Class II product. If a device is deemed to be a Class III product based on inherent risks associated with the product, then the manufacturer is required to seek approval under a PMA.

Within the FDA, the Center for Devices and Radiological Health (CDRH) regulates medical devices for their safety and effectiveness (assessed either through review of a 510(k) or PMA) and also regulates these devices in terms of compliance to all applicable regulations under Title 21 of the Code of Federal Regulations . More particularly, the Office of Device Evaluation and Safety in CDRH is responsible for the processing and review of 510(k) and PMA submissions for marketing clearance in the United States.

The Company has received 510(k) clearance for its Tag-ItTM Cystic Fibrosis Kit as a Class II / Special Controls product. In reviewing analytical and clinical data provided by the Company on the performance of the Tag-ItTM Cystic Fibrosis Kit, the FDA accepted that the Company’s label and advertising may contain the claim that the product is 99.99% accurate. The Company will be seeking 510(k) or PMA clearance for a number of its other products. In particular, the Company will be submitting a de novo 510(k) for classification as a Class II /Special Controls device for its ID-TagTM RVP.

The Company’s products may only be sold as IUOs until the Company’s products are cleared by the FDA as an IVD through the 510(k) or PMA process. IUOs are products for which the performance characteristics have not been established by the manufacturer and which are used by laboratories to determine the performance characteristics of the product prior to full commercial marketing. The IUO status allows the Company to sell its products to qualified laboratories under CLIA (Clinical Laboratory Improvement Amendments) for performance evaluations. The CLIA regulations establish quality standards for laboratory testing and an accreditation program for clinical laboratories. The regulations establish three categories of testing on the basis of the complexity of the testing methodology: waived tests, tests of moderate complexity, and tests of high complexity. Laboratories performing moderate or high complexity testing or both must meet requirements for proficiency testing, patient test management, quality control, quality assurance and personnel. High complexity laboratories may incorporate the Company’s ASRs (which are supplied without instructions for use or performance characteristics) in their “home brew” assays (i.e., laboratory developed tests) used for diagnostic purposes. Where the laboratories incorporate the Company’s ASRs in their “home brew” assay, it is the laboratories’ responsibility to develop a recipe for their test and to take responsibility for establishing and maintaining performance.

The FDA also has the authority to conduct annual facility inspections/audits of device manufacturers to determine compliance with current Good Manufacturing Practice (“cGMP”) requirements in the Quality System (“QS”) regulation. The current cGMP requirements set forth in the QS regulation by the FDA require that domestic or foreign manufacturers have a quality system for the design, manufacture, packaging, labeling, storage, installation, and servicing of finished medical devices intended for commercial distribution in the United States. The regulation requires that various specifications and controls be established for the design, development, manufacture and post-market surveillance of devices to help assure that medical devices are safe and effective for their intended use. All products sold as ASRS and IVD must be manufactured under CGMP.

Business Strategy

From 2001 to 2005, the Company adopted a competitive displacement strategy, pursuing genetic testing market segments that had existing high-volume demand and were growing. The Company’s selection of initial tests to design, manufacture and commercially launch during this period were predicated on two critical attributes:

(a)	the tests had to be ones for which medical re-imbursement codes already exist and that physicians were already ordering in significant quantities; and
(b)	the tests had to incorporate readily accessible genetic markers.

By commercializing products meeting these criteria, the Company believes was able to use its technology advantage to displace older technologies that were under-serving the customer base, thereby mitigating adoption, regulatory and, to a certain extent, pricing risk, as well as securing a presence for the commercialization of future products.

As the Company expands its customer base and secures an increasing share of the genetic testing market engendered from the successful launch of its initial products, the Company’s commercial strategy is evolving. This strategy now involves developing products in the healthcare segments where genetic testing is not currently widely used, such as: genetic testing to determine large scale genetic defects (cytogenetics); genetic testing to identify infectious diseases; and genetic testing linked to specific prescription drugs; etc).

For 2006 and beyond, the Company is focused on becoming a global leader in at least one of the three segments of the genetic testing market for which it is developing products; human genetics, personalized medicine and infectious disease. The Company plans to enhance its offering within each of its three key market segments and has developed tailored strategies to drive growth in each segment, described below.

Human Genetics - Tag-It

The Company’s strategy within the Human Genetics market segment is foremost to dominate the Cystic Fibrosis market. In the U.S., the Company estimates this market at 1.3 million tests annually and expects it to peak at approximately 2.5 million tests in the next five years, a growth rate of 15% per annum. The Company now estimates that on an annualized basis, it has secured approximately 30% - 35% market share of the U.S. CF testing market. The majority of the remaining share of the CF market that has not been secured by the Company is accounted for by demand from the 2 largest reference laboratories in the U.S., Labcorp and Quest. During 2005, the Company announced that LabCorp, the second largest reference laboratory in the U.S., had adopted the Company’s Tag-It™ CF70 reagents for use in their 70 mutation cystic fibrosis assay. LabCorp has seen significant growth in the use of Tag-It™ reagents since that time. Quest does not purchase CF products from the Company but does purchase the Tag-It™ AJP reagents. Also during the year, Genzyme Genetics launched their CFplus™ cystic fibrosis (CF) mutation analysis which includes testing for 97 mutations and incorporates reagents developed collaboratively with the Company. These highly multiplexed tests serve a broader and more ethnically diverse population than competing CF products, giving these labs unique and competitive offerings.

Along with a strong established customer base in the CF market, the Company believes that its uniquely comprehensive CF product line combined with the IVD status and CE marking of its Tag-It™ Cystic Fibrosis kit place the Company in a strong competitive position to capture additional CF market share. Improvements to the Tag-It™ platform with respect to automation and assay streamlining will provide the Company’s CF tests further competitive leverage with the largest reference laboratories.

The Company’s Human Genetics sales program will continue to promote the adoption of the Company’s remaining human genetics products to its existing customer base. To date approximately 50% of the customers have adopted two or more products from the Company’s menu.

Beyond North America, the Company intends to secure a distribution partner for its CF products. With its Tag-It™ Cystic Fibrosis (CF) Kit now having the CE Mark (“Conformité Européene”), the genetic test can be marketed for diagnostic purposes in the European Union and other countries that recognize the CE Mark, a cornerstone to the process of securing a distributor.

New initiatives under evaluation by the Company within the Human Genetics market segment include efforts to pursue molecular diagnostic alternatives to cytology, the field of testing for chromosomal abnormalities. For example, the Company is performing feasibility work on tests for mutations associated with Aneuploidy and Fragile X.

Personalized Medicine - Tag-It PGx

The Company’s objective within the Personalized Medicine market segment is to establish the Company as the leader in PGx. The Company has developed a comprehensive strategy for achieving this goal:

1.
Drive the growth of the PGx market. In order for the PGx market to achieve its potential and to accelerate growth and adoption, physicians must embrace PGx testing. In 2005, the Company initiated programs focused on supporting the creation of consensus guidelines for certain clinical application of PGx. The first of these guidelines, targeting warfarin therapy, is slated for publication in mid 2006. The Company is also developing resources for physicians to learn more about PGx and plans to conduct opinion leader events in 2006 to establish the importance and potential of PGx among physicians. The other leading Company in the area of PGx, Roche Molecular Systems, is supporting similar initiatives. Ultimately, the Company believes that it will benefit significantly from the investments being made by itself and Roche in this sector.

2.
Offer the most comprehensive PGx menu available. In particular, the Company is focused on commercializing novel and proprietary PGx products which address unmet medical needs and differentiate it from its competitors.

3.	Gain IVD regulatory status for the Company’s PGx products. The Company believes that regulatory clearance is essential for the widespread clinical application of PGx.
4.
Gain market share with Contract Research Organizations and large pharmaceutical companies. These customers are at the “ground floor” for PGx - they develop and conduct clinical trials on new drugs. By embedding the Company’s tests at this level, there is the increased potential for the same tests to be integrated into the dosing and prescribing process once a drug reaches market.

During 2005 and the first quarter of 2006, the Company made significant progress towards expanding its PGx menu with novel products. During the first quarter of 2006, the Company announced it had signed an agreement with EPIDAUROS Biotechnologie AG (Bernried, Germany) for a co-exclusive commercial license to EPIDAUROS’ patents on the most prevalent biomarker in Caucasians related to the P450-CYP2D6 gene, which is associated with an enzyme that metabolizes approximately 25% of all prescription drugs. Only one other company has a license to this genetic marker. The Company and EPIDAUROS have negotiated an agreement whereby no other licenses for this variant will be granted in the future.

Also in 2006, following significant marketing and business development efforts through 2005, the Company signed an agreement with Sirius Genomics (Vancouver, Canada) for an exclusive commercial license to patents from Sirius for specific biomarkers related to two drugs called Xigris® and vasopressin that are used to treat severe sepsis, a serious medical condition resulting from the immune response to a severe infection, The Company will incorporate these markers into a companion diagnostic for use by critical care physicians in order to treat patients with severe sepsis more effectively. Given the large market potential of this test as well as its potential importance in the selection of drugs and therapies that impact patient morbidity and mortality, the Company expects this test to achieve notable market penetration across North America and Europe, anticipating revenue that could be in excess of $100 million in the aggregate over the first three years following commercial launch.

The Company is also developing a companion test for Warfarin which it expects to launch in 2006. The FDA’s Clinical Pharmacology Subcommittee of the Advisory Committee on Pharmaceutical Science voted in November 2005 in favor of changing Warfarin’s label to reflect the fact that genetic information from two genes, CYP450 2C9 and VKORC1, can be useful in deciding a patient’s individual dose. The market for such a test is very significant; more than 30 million prescriptions are written for Warfarin each year in the U.S. The Company anticipates that the FDA may relabel warfarin in the fourth quarter of 2006.

The Company’s goal is to secure a position in this market upon the anticipated relabeling of Warfarin. Subsequent to the end of the first quarter of 2006, the Company initiated an Early Access Program (EAP) for the Tag-It™ PGx CYP2C9+VKORC1 Mutation Detection Kit with key customers and opinion leaders. The Company intends to submit this product for FDA clearance as an IVD in 2006 with clearance anticipated for late 2006 or early 2007.

Infectious Diseases - ID-Tag™

In late 2003, the Company announced that it had entered into a collaboration with Calgary Laboratory Services to develop a test for the identification and characterization of Staphylococcus aureus (SA), particularly methicillin-resistant Staphylococcus aureus (“MRSA”) in a hospital setting. Over the last two years, the Company established the feasibility of utilizing its Tag-It™ platform for the development of such a test, including a rapid detection step to enhance usability in a hospital urgent care environment. In establishing its commercialization program, the Company has faced a number of intellectual property (IP) hurdles related to accelerated chemistry as well as the specific form of the genetic markers used in the current prototype of the test. Certain of the IP hurdles have been resolved in the Company’s favour however, other significant hurdles remain. The Company continues to be interested in the use of its platform in the area of bacterial identification and related infection diagnosis and management and is now seeking partners for the commercialization of a product in this area.

During 2005, the Company collaborated with Dr. Jim Mahony of McMaster University to develop the ID-Tag™ RVP (Respiratory Viral Panel) kit, a comprehensive assay for the detection of various strains of viruses and subtypes, including H5 (avian flu). The Company expects that it will serve as a cornerstone diagnostic and screening product in the public health setting for the more efficient management and treatment of patients during flu season. The product could also play a key role in managing the potential threat posed by the avian flu and the Company is actively promoting its adoption within the global public health community.

In January 2006, the Company made the ID-Tag™ RVP commercially available outside the U.S. and for evaluation purposes within the U.S. To drive sales, the Company is establishing market presence by enabling key customers and thought leaders to gain experience with the test through the Early Access Program. The Company is also planning to raise awareness of ID-Tag™ RVP among clinical and public health labs through tradeshows and public relations and advertising campaigns. The Company is focused on gaining regulatory clearance for the test as an IVD and is undertaking validation studies to generate data for an FDA submission with regulatory clearance anticipated in the second half of 2006. The Company’s sales force will focus on marketing the test to hospital based laboratories in the U.S. The Company is also in discussion with potential distributors for selling the product outside of the US and in the second quarter of 2006 signed its first distribution agreement with a major diagnostics distribution to commercialize ID-Tag™ RVP in Turkey.

Other opportunities

The Company’s core focus remains on developing proprietary tests for human genetics, pharmacogenetics and infectious disease; however, through partnerships the Company believes it can leverage its technology and cGMP manufacturing capabilities to address significant opportunities in other sectors and improve manufacturing efficiency. In April of 2005, the Company announced that it had entered an agreement with Maxxam Analytics whereby Maxxam would develop a test for livestock food traceability which would be manufactured by the Company. Due to changes at Maxxam, it has postponed its genetic traceability program indefinitely.

In June, 2005 the Company announced it had signed a five year agreement to supply custom Tag-It™ reagents to InterGenetics (Oklahoma City, Oklahoma) for OncoVue™. According to InterGenetics, Oncovue™ has been developed as the first genetic-based Breast Cancer Risk Test relevant to all women. The agreement anticipates InterGenetics will purchase a minimum of $7.5 million in reagents from the Company over the five year period. The agreement is contingent on the Company delivering Tag-It™ reagents which perform according to InterGenetics’ specifications. InterGenetics has received regulatory input in the U.S. from the FDA which has required it to reschedule its commercial launch to the spring of 2006. As the timing for the finalization of InterGenetics’ discussions with the FDA is currently uncertain, the Company’s delivery of commercial products to InterGenetics cannot be predicted at this time.

Customer Base

The Company’s early product launches and marketing efforts were directed at securing supply agreements with large U.S. reference laboratories, which account for an estimated 80% of the genetic testing market. The Company launched its “Early Access Program” in the first quarter of 2003 to market its products to these top reference laboratories. In human genetics and most PGx application, the remaining 20% of the U.S. market may be further divided into approximately 100 mid-sized commercial and hospital laboratories that have sufficient volume of genetic testing to warrant adopting the Company’s tests and approximately 500 smaller laboratories. The Company has hired a small but focused sales force based in the U.S. to address the opportunity presented by these 100 mid-sized laboratories. In the areas of infectious disease and the Company’s ID-Tag™ RVP, the customer base is substantially different as the information provided to physicians by these products requires very rapid response. As a result, the Company is evaluating the most effective market channel development strategies for these products and may determine that a distribution partner is best suited to fully exploiting one or more of these markets.

Corporate Reorganization

Shareholders of the Company have approved the Reorganization, the details of which are described above in Item 4.A “History and Development of the Company” of this registration statement on Form 20-F.

C.	Organizational Structure

The Company currently has four wholly-owned subsidiaries: Tm Technologies, Inc., Tm Bioscience Inc., Tm Bioscience HG Inc. and Tm Bioscience PGX Inc.

Tm Technologies, Inc. was incorporated under the laws of the State of Delaware on July 27, 1992. Tm Technologies, Inc. has been inactive since 1998.

On February 4, 2004, the Company incorporated Tm Bioscience Inc. under the laws of the State of Delaware. Tm Bioscience Inc. currently employs five individuals in the United States and does not otherwise operate commercially. The registered office of Tm Bioscience Inc. is at One Rodney Square, 10th Floor, Tenth and King Streets, Wilmington, Delaware, 19801.

On December 15, 2005, the Company effected a portion of phase one of the Reorganization and incorporated two new wholly-owned Canadian subsidiaries under the laws of Ontario, Tm Bioscience HG Inc. (“HG Inc.”) and Tm Bioscience PGX Inc. (“PGX Inc.”). The Company transferred certain intellectual property relating to its pharmacogenomics business to PGX Inc. and entered into certain management, research and development and license agreements with PGX Inc.

The registered office for each of Tm Bioscience HG Inc. and Tm Bioscience PGX Inc. is at 439 University Avenue, Suite 2000, Toronto, Ontario, M5G 1Y8.

D.	Property, Plant and Equipment

The Company currently leases 27,354 square feet at its premises at 439 University Avenue, Toronto, Ontario, Canada, M5G 1Y8. The Company’s manufacturing facility occupies approximately 11,242 square feet of its leased premises, has an engineered production capacity of approximately 6.0 million tests per year in batches of up to 400,000 tests, and has been certified to U.S., European and Canadian quality management standards as described above in Item 4.A “History and Development of the Company” of this registration statement on Form 20-F. The Company is in the process of an expansion which has added an additional 2,989 square feet which may be used for the manufacturing and laboratory facilities.

Item 4A Unresolved Staff Comments

Not Applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with Item 3A. “Selected Consolidated Financial Data” and the Company’s consolidated financial statements, the notes thereto and other financial information appearing elsewhere in this registration statement on Form 20-F.

The following review is based on the Company’s consolidated financial statements which are prepared under Canadian GAAP. A discussion of the principal differences between Canadian GAAP and U.S. GAAP is provided in note 23 of the Company’s audited consolidated financial statements included elsewhere in this registration statement on Form 20-F.

Overview

The Company is a DNA-based diagnostics company. From 2000 to 2005, the Company focused its resources on building a commercialization engine for the design, development, manufacture, marketing and selling of genetic tests, also referred to as “DNA-based tests”, “nucleic acid tests” or “molecular diagnostics”. For 2006 and beyond, the Company is focused on leveraging this engine in order to become a global leader in at least one of the three segments of the genetic testing market for which it is developing products; human genetics, personalized medicine and infectious disease.

At the core of the Company’s value proposition is the Tag-It™ Universal Array platform, a proprietary technology that simplifies the development of complex genetic tests, enabling the creation of genetic tests for up to 100 (Tm 100) or 1000 (Tm 1000) mutations to be combined and performed simultaneously in a single test - a concept called “multiplexing”. Furthermore, the Tag-It™ platform enables multiplexing without sacrificing accuracy - tests developed to date have allowed an FDA approved claim of 99.99%. This level of accuracy is essential for diagnostic products.

 Revenues

The Company is developing products for three major segments of the overall DNA testing market. The Company’s menu of Cystic Fibrosis products currently generate the majority of the Company’s recurring revenue. For 2006, the Company has dedicated most of its resources to the commercialization of six products within the Personalized Medicine (Tag-It™ PGx) and Infectious Diseases (ID-Tag™) market segments. The market opportunities for these products are expected to each exceed that of the Cystic Fibrosis market; by volume of tests performed because within these markets, significantly more patients present with symptoms requiring a diagnosis; by revenue potential because for two of these products, the Company has obtained proprietary genetic content making the products novel to the Company and therefore the Company expects that they will command higher prices.

Market Drivers

The current global market for molecular diagnostic testing is estimated by management to be US$2.0 billion. Molecular diagnostic testing, with a compound annual growth rate estimated by management at 15%, is predicted by management to remain one of the most significant growth areas in the enormous global in vitro diagnostics industry, currently estimated by management at US$26 billion.

In general, the following market dynamics continue to play a significant role in both the rate of growth and ultimate size of the DNA testing market:

·	the available menu of validated genetic tests that doctors can order;
·	the deployment of cost effective high throughput technology platforms that run these tests;
·	the regulatory framework for the approval of new tests that are validated for medical applications, and the regulation of therapeutics susceptible to genetic effectiveness and safety; and
·
the process for determining, establishing and implementing a “standard of care” as appropriate in each disease area. As genetic markers are identified and correlated to disease, there are a number of organizations and communities of interest who assume the role of corroborating the findings of various medical linkage studies in order to determine the applicability of a marker within defined population subgroups. Among these is the American College of Medical Genetics (ACMG), which the FDA and other medical colleges in the U.S. depend upon for recommendations in this area.

The key drivers specific to the Human Genetics, Personalized Medicine and Infectious Diseases markets are described below.

Human Genetics - Am I a carrier of a genetic disease?

Human Genetics refers to the testing of a person’s DNA for specific inherited mutations that have been correlated to a disease predisposition or disease state. Cystic fibrosis (CF) screening dominates the Human Genetics market mainly because within the North American population, CF is the most prevalent of the highly-correlated genetic diseases and because guidelines for CF screening have been published by the American College of Medical Genetics (ACMG), the American College of Obstetrics and Gynecology (ACOG) and the U.S. Department of Health and Human Services, National Institutes of Health (NIH). Because CF screening is a large, established market that management expects to continue to grow, the Company’s initial products have been focused here.

Personalized Medicine - Can I safely take this drug?

Personalized Medicine (PGx) combines genetic testing with the prescribing of drugs. Genetic tests in this market segment test genetic markers which correlate with patient responses to certain prescription drugs. Results of the tests can be used by physicians to help determine which prescription drugs will be effective for certain patients. The PGx market is not yet well established, but has the potential to become a very large segment of the genetic testing market. Driving this market over the near to mid term is a demonstrated willingness by the FDA to encourage PGx testing. The FDA’s focus on PGx relates to the potential of genetic testing to substantially enhance both the efficacy and safety of many drugs in accordance with its mandate.

Infectious Diseases (ID) - Have I acquired a deadly infection?

Infectious disease testing comprises the majority of the current molecular diagnostic market. Molecular diagnostics for a number of infectious diseases are well established and command significant markets. These tests have focused almost exclusively on detection of sexually transmitted diseases (STD’s) such as HIV, HPV, and Chlamydia. Access to these established markets is limited due to high competition and well-established intellectual property surrounding STD biomarkers.

Surprisingly, however, most of the technologies used for infectious disease testing are dated and either require significant time and labour, have poor sensitivity or are not efficiently multiplexed, and this presents an opportunity for entry to the Company’s technology. By applying the Tag-It™ platform, the potential to develop more comprehensive, faster and higher throughput tests is possible. An example is the ID-Tag™ RVP launched by the Company in January 2006. The recent rise of viruses with pandemic potential such as avian flu and SARS, demand has grown for rapid, highly sensitive assays that can identify multiple pathogens and screen large groups of people, such as in a hospital setting. The Tm ID-Tag™ platform is well suited to such applications. A particular strength of ID-Tag™ RVP is the number of viruses it covers such that when a negative result (known as the negative predictive value) is received, the physician gains certainty that the virus is not present.

Financial

The Company completed the year 2005 with working capital of $12,807,061 as compared to $6,119,009 at the end of 2004. In 2005, the Company raised $10,548,000 of gross funds by way of a convertible debenture which matures in November of 2008. $8,641,550 of the amount was used to repay the principal outstanding on current debentures maturing in May of 2006. In addition, the Company received an aggregate of $1,205,126 from the TPC program in 2005 in accordance with the investment agreement disclosed in note 8 a) of the consolidated financial statements. On December 19, 2005, the Company concluded a public offering yielding gross proceeds of $10,080,000 and on August 15, 2006, the Company concluded a private placement of unsecured subordinated debt and common share purchase warrants for gross proceeds of $6,240,000.

In order to pursue its expanded regulatory drive, submit products for FDA certification in 2006, as well as open new markets for its RVP and sepsis tests, all the while continuing to serve its growing customer base, the Company foresees a need for additional growth capital. Management remains responsive to market conditions and will seek additional capital from traditional sources or through strategic partnerships as opportunities arise.

On March 17, 2006, the Company announced it had signed an agreement with Sirius Genomics (“Sirius”) for an exclusive commercial license to patents from Sirius for specific biomarkers related to drugs used to treat severe sepsis including vasopressin. A director, and then chair of the Scientific Advisory Board of the Company, is also the Chief Executive Officer of Sirius.

Under the terms of the agreement, the Company will provide an upfront payment of $4,000,000 in two equal instalments. The first instalment was paid on April 3, 2006 and the second instalment is due September 6, 2006. These upfront payments will be repaid from net earnings on commercial sales of the severe sepsis test, with the remaining earnings shared equally by Sirius and the Company over the term of the agreement.

These transactions are measured at the exchange amount of consideration established and agreed to by the related parties.

Results of Operation for the Six Months ended June 30, 2006 Compared to the Six Months ended June 30, 2005.

Summary

For the quarter ended June 30, 2006, the Company reported a net loss of $4,643,558 or ($0.09) per share, compared with a net loss of $3,675,783 or ($0.09) per share, for the corresponding period in 2005, an increase in net loss of $967,775. For the six months ended June 30, 2006 and 2005, the net loss was $8,738,041 and $7,121,335 and ($0.18) and ($0.18) per share, respectively. For the quarter ended June 30, 2006, revenues grew $1,084,880 to $3,074,786 resulting in a 43% gross margin, as compared to gross margin of 41% in the corresponding period in 2005. For the six months ended June 30, 2006 and 2005, revenue growth of $2,917,672 and the increase in cost of goods sold of $1,579,533 resulted in a 44% gross margin (42% for 2005). For the six months ended June 30, 2006 increases in sales, general and administrative expenses of $3,237,694 ($1,815,725 for the three months ended June 30, 2006) reflect the Company’s investments in the medical and regulatory, marketing and business development and quality assurance functions, as well as in the intellectual property and human resources functions. This was driven by product line growth, expanded licensing activities, increased marketing program expenditures and the Company’s drive to secure FDA clearance on a large number of products in 2006. Other contributing factors were increases in facilities, professional services and validation studies and design control activities associated with RVP and Warfarin clinical trials and EAPs.

For the six months ended June 30, 2006, research and development expense decreased by $43,896 (increased by $13,169 for the three months ending June 30, 2006) primarily due to the inclusion of Scientific Research and Experimental Development (SR&ED) tax credits received in the second quarter of 2006 which offset expenses.

For the six months ended June 30, 2006, interest expense from long-term debt increased by $146,513 (increased by $9,536 for the three months ended June 30, 2006). The increased interest expense reflects the increased debt resulting from additional funds advanced from TPC which grew by 93% year over year. Of the increase, $24,008 ($20,162 for the three months ended June 30, 2006) related to cash interest paid.

Gains on foreign exchange increased by $229,663 for the six months ended June 30, 2006 ($257,153 for the three months ended June 30, 2006) due to the strengthening Canadian dollar and its effect on the US dollar denominated debt. For the six months ended June 30, 2006, other financial income (expense) increased from a net expense in 2005 of $148,007 to net income of 11,269 in 2006; for the three months ended June 30, 2006, other financial income (expense) increased from a net expense of $77,266 to net income of 33,030. These increases in income are due to an increase in interest income on short-term investments from the $10 million public offering closed in the fourth quarter of 2005 and interest income earned in the second quarter of 2006 from the Sirius license fee.

Sales and Cost of goods sold

Total quarterly revenues increased by $1,084,880 from $1,989,906 in 2005 to $3,074,786 in 2006. Year to date revenues increased by $2,917,672 from $3,065,188 in 2005 to $5,982,860 in 2006. Product sales for the second quarter of 2006 were $2,905,280, an increase of 80% over 2005 product sales of $1,617,649. This quarterly growth is primarily driven by sales of Tag-It™ CF70 reagents, increased demand from Genzyme since their mid-2005 launch of the CFplus™ test and market uptake of the Tag-It™ Ashkenazi Jewish Panel (AJP). Year-to-date product sales in 2006 were $5,405,645 as compared with $2,659,585 for the same period in 2005, for growth of 103%. This growth is primarily driven by Genzyme and by the adoption by the growing customer base of the Company’s expanded menu selections, primarily Tag-It™ Ashkenazi Jewish Panel (AJP) and Tag-It™ CF70 reagents. The Company has also begun generating initial sales of its RVP test, and expects these sales to grow as it expands its distribution network and continues its Early Access Program.

Luminex instrument placements continued in the quarter through direct customer purchases of $137,959 for the second quarter of 2006 as compared with $349,423 in 2005. Year-to-date instrument sales in 2006 were $431,083 compared to $349,423 in 2005. At June 30, 2006, instrument sales represented 7% of the total year-to-date revenues (2005 - 11%) and 4% of the quarterly revenues (2005 - 18%). This trend supports the Company’s expectation that instrument sales as a percentage of the Company’s total revenues will continue to decline.

Licensing and development fees received in the quarter reflect royalties on the sales by Luminex of “FlexMap beads”™, development fees reflecting the on-going pro-rata recognition of deferred milestone revenue and contract research fees. These fees grew from $56,181 in the first half of 2005 to $146,133 in the same period in 2006 due primarily to $81,627 in revenue earned in the first quarter of 2006 from the collaborative development program for the Oncovue™, Intergenetics breast cancer risk test, and the pro-rata recognition of the milestone payment received from Genzyme in the second quarter of 2005.

Standard reagent product margins were 59% for the quarter ended June 30, 2006 as compared with 61% for the same period in 2005. Year-to-date standard reagent product margins were 59% for 2006 as compared with 62% in 2005. Standard reagent product margin is calculated by subtracting standard reagent cost of goods sold, genetic content and bead royalties costs and reagent rental depreciation from reagent product sales. The result is then divided by reagent product sales for the period. The measure of standard reagent product margins provides information on the margins of the Company excluding inefficiencies and yield volatility associated with the early stages of the Company’s manufacturing and revenue scale-up. The 3% year-to-date comparative decline is due in part to non-recurring favourable adjustments in the first quarter of 2005 to royalties which had been overpaid in 2004 and in part to an increased royalty rate payable to Luminex in accordance with the revised supply agreement concluded at the end of the first quarter of 2006.

This quarter includes a decrease in both yield and capacity utilization as compared to the same period in 2005. Expenses related to shrinkage, scrap and excess and obsolescence (collectively the yield expense) increased to 8% of gross margin for the second quarter of 2006 from 5% of gross margin in the second quarter of 2005, primarily related to provision increases as detailed in the MD&A section on Inventory Provisions. Year-to-date, yield expense has remained constant at 5% of gross margin year-over-year. Capacity utilization was lower in the second quarter of 2006, with expense representing 8% of gross margin, up from 6% of gross margin the second quarter of 2005. Overall capacity utilization for the year-to-date shows improvement, with a decrease in the associated period expense from 8% in 2005 to 6% in 2006. As the Company continues to expand its customer base with the launch of the RVP and Warfarin tests, the Company continues to expect improvements in capacity utilization and a declining impact of yield expense on margins.

Cost of goods sold for the quarter also includes instrument costs of $134,809 (2005 - $335,670). Year-to-date cost of goods sold for the first half of 2006 includes instrument costs of $419,441 (2005 - $335,670). Total margins were 43% for the second quarter of 2006 vs. 41% for the second quarter of 2005. Total margins were 44% for the first half of 2006 as compared with 42% of the same period of 2005.

Expenses

Total expenses, excluding cost of goods sold, for the three-month period ended June 30, 2006 increased by $1,828,894 to $5,574,946 as compared with $3,746,052 in the same period in 2005. Year to date total expenses, excluding cost of goods sold were $10,213,639 in 2006, compared to $7,019,841 in 2005. Sales, general and administration (SG&A) for the second quarter of 2006 grew by $1,815,725 to $4,467,770 from $2,652,045 in 2005. Year to date SG&A was $8,123,645 in 2006 and $4,885,951 in 2005 and reflect the Company’s investments in the medical and regulatory, marketing and business development and quality assurance functions, as well as in the intellectual property and human resources functions. The increase in headcount reflects the Company’s growing customer base and expanded licensing activities as well as its 2006 drive for regulatory clearance on multiple products. In Marketing, product managers were added to specifically drive growth into new markets, and to a lesser extent, increase presence within existing markets and product lines. During 2006, the Company improved its employee benefits plan in order to remain competitive within the market resulting in an increase in expenses of approximately $212,500 for the six months ($106,250 for the three months) ended June 30, 2006. Other contributing factors were increases in facilities related to headcount growth, increased marketing program expenditures on the new products, professional services and validation studies and design control activities associated with RVP and Warfarin clinical trials and EAPs.

Research and development expense for the quarter and six months ended June 30, 2006 and 2005 increased by $13,169 and decreased by $43,896 respectively, primarily due to the inclusion of SR&ED tax credits of approximately $204,000 in 2006. This was offset by headcount growth towards the end of 2005 from the Company’s investment in research and product development infrastructure focused to ensure capability to expand the Company’s product menu in 2006.

Interest expense from long-term debt increased from $672,095 in the second quarter of 2005 to $681,631 in the second quarter in 2006, an increase of $9,536 (increase of $146,513, from $1,246,643 to $1,393,156, for the six months ended the same date). Of the increase in the second quarter, $20,162 ($24,008 for the six months ended June 30, 2006) related to cash interest paid, due to an increase in net debt of $2.0 million associated with the refinancing of its debenture with a convertible instrument in November of 2005. This was partially offset by a reduction to the current quarter interest expense due to an accretion calculation adjustment as well as a reduction in the amount of the accretion of related warrant expense. A significant portion of the year-to-date increase is a result of additional advances from TPC in late 2005 and the second quarter of 2006.

For the six months ended June 30, 2006, other financial income (expense) increased from a net expense in 2005 of $148,007 to net income of $11,269 in 2006 due to an increase in interest income on short-term investments generated from the $10 million public offering closed in the fourth quarter of 2005 and interest income earned in the second quarter of 2006 from the Sirius license fee. These same factors contribute to the second quarter increase of $110,296 in other financial income (expense) from net expense of $77,266 in 2005 to net income of $33,030 in 2006.

Results of Operations for the Financial Year ended December 31, 2005 Compared to the Financial Year ended December 31, 2004

Summary

Net loss for the year ended December 31, 2005 was $15,167,466 ($0.37 per share), compared to a net loss of $11,838,498 ($0.34 per share), for the year ended December 31, 2004, reflecting an increase in net loss of $3,328,968. For 2005, the growth in revenues of $3,824,157 was offset by the increase in cost of goods sold of $1,490,058 where operational efficiencies were offset by costs associated with the reagent rental program and inventory provisions. Increases in sales, general and administrative expenses of $2,814,524 reflect the Company’s investments in headcount resources and programs while research and development expense declined nominally by $46,153. Interest expense from long-term debt increased by $2,434,944 due to the settlement of the 2004 debentures (reflecting the write-off of the imputed (non-cash) interest charges) and annualized interest payments for these debentures. Other non-operating expenses increased by $459,752 as the full recognition of the deferred financing costs on the settlement of the 2004 debentures was offset by the foreign exchange gain due to the November 2005 debentures.

Sales and Costs of goods sold

Product sales for 2005 were $6,725,432, an increase of approximately 94% over 2004 product sales of $3,460,747 while instrument sales were $829,773 for 2005 as compared with $242,271 in 2004. Instrument sales have increased as a percentage of revenue, a trend that the Company expects to see reverse in 2006 as the Company continues to grow its Tag-it revenues by extending its customer footprint through adoption of additional product offerings to its existing customer base and by developing additional products including the ID-TagTM RVP. At June 30, 2006, instrument sales represented 7% of the total year-to-date revenues (June 30, 2005 - 11%) ad 4% of the quarterly revenues (June 30, 2005 - 18%). This trend supports the Company’s expectation that instrument sales as a percentage of the Company’s total revenues will continue to decline. The balance of revenue of $118,965 (2004 - $146,995) is comprised of licensing and development fees received in the form of royalties on the sales by Luminex of “FlexMap beads”™ and contract research and development fees reflecting the on-going pro-rata recognition of deferred milestone revenue. As the Company’s customers are largely U.S. based, the Company’s revenues are subject to foreign exchange (FX) variations. As a result of the timing of sales in 2005 the effect of the strengthening Canadian dollar on revenues was immaterial.

Product sales included all of the Company’s commercial products and they grew year-over-year due to the mid-year launch of the CFplus™ test by Genzyme and the adoption by the growing customer base of the Company’s expanded menu selections, primarily AJP and CF70 reagents. Luminex instrument placements continued in 2005 through direct customer purchases and the Company’s reagent rental programs. The Company’s customer base as at December 31, 2005 stands at 42, having grown 147% year-over-year.

In 2005, as in 2004, the Company invested modestly in production scaling activities to improve operational efficiencies. Standard reagent product margins were 55% for the year ended December 31, 2005 as compared with approximately 60% for the same period in 2004. Standard reagent product margin is calculated by subtracting standard reagent cost of goods sold and genetic content royalties costs from reagent product sales. The result is then divided by reagent product sales for the period due to the growth of the reagent rental program over the year. The 5% decline is due to the expansion of the Company’s reagent rental program to the next tier of smaller customers and the impact of amortizing the Abbott license. The measure of standard reagent product margins provides information on the margins of the Company excluding inefficiencies and yield volatility associated with the early stages of the Company’s manufacturing and revenue scale-up. The measure excludes the impact of overhead underabsorption and material costs associated with initial production yield. It also excludes the impact of instrument sales which at $829,773 and 11% of total revenue for 2005 ($242,271 and 6% for 2004) are expected to decrease in importance as use of the Company’s tests and reagent make greater use of the installed base of instruments. Total margins were 44% for 2005, compared to 27% for 2004.

Inventory adjustments grew from $90,716 in 2004 to $281,685 in 2005 due to (i) production scaling activities which restricted the use of residual materials generated from earlier small scale production batches and (ii) provisions primarily for work-in-process inventory manufactured in batch sizes selected to meet initial market estimates which have not been borne out by customer sales. Conversely, period expense for manufacturing underutilization as measured against normal capacity during 2005 was $141,858 as compared to $968,316 in 2004.

Expenses

The year over year growth in expense is a result of investment in the final implementation stages of the Company’s commercialization engine in accordance with its five year business plan. Notably, compensation costs (56%), related facility and travel costs (9%) and professional services fees (21%) account for the majority of the increase.

On a functional basis, in sales, general and administration (SG&A) the increase was driven largely by headcount growth and personnel related expenditures, increased marketing program expenditures, increased professional costs related to the corporate reorganization, and increased professional costs associated with clinical trial designs. In research and development (R&D), the Company invested in the areas of product development and bioinformatics, expanding the team by 50% from 2004 levels. This was offset by Scientific Research and Experimental Development (SR&ED) tax credits which offset expenses, of approximately $354,000 (2004 - $200,000).

The Company accounts for stock option compensation under revised CICA Handbook Section 3870, “Stock-Based Compensation and other Stock-Based Payments”. The Company prospectively adopted the fair value method of accounting for the stock options granted under its plan, which required that the Company charge income for the fair value of stock options granted, modified or settled in the fiscal year ended December 31, 2004 and subsequent. This charge amounts to $434,491 for 2005 (2004 - $327,504). The year over year increase is a result of both an increase in the number of grants, as well as in the average value of the grants as calculated using the Black-Scholes model.

Interest expense from long-term debt increased to $3,317,320 in 2005 (2004 - $882,376) reflecting the non-cash interest charges associated with increased borrowings from TPC and the debenture financing completed in November 2004. Of the interest charge only $927,709 was cash interest, the balance of $2,389,611 representing the non-cash amortization of discounts associated with warrants which were granted in conjunction with the November 2004 debenture and the TPC loan. Depreciation and amortization was $1,244,294 for the year ended December 31, 2005 (2004 - $987,291), an increase of 26% over 2004. This increase corresponds to the capital expenditures related to the expansion of the premises as well as the investment in R & D and technical support capital expenditures.

Taxes

As a result of the transfer of certain intellectual property to one of the Company’s new Canadian subsidiaries, certain of the Company’s expiring tax loss carryforwards have been realized and the value retained in the newly formed subsidiary as undepreciated capital cost available for the reduction of future income for tax purposes. Because of the Company’s history of losses, a full value provision has been taken against this future tax asset. The Company pays a modest amount ($81,955 in 2005; $21,000 in 2004) of income and state tax in the United States based on the margin earned on activities undertaken in the U.S.

Results of Operations for the Financial Year Ended December 31, 2004 Compared to the Financial Year Ended December 31, 2003

Summary

Net loss for the year ended December 31, 2004 was $11,838,498 ($0.34 per share), compared to a net loss of $7,808,889 ($0.31 per share), for the year ended December 31, 2003.

The increased net loss of $4,029,609 for the year ended December 31, 2004 versus 2003 may be largely apportioned between increased expenses (including depreciation and cost of goods sold) of $6,655,578, offset by increases in revenue of $2,694,380. Both the increase in expenses and the growth in revenue reflect the commercialization phase the Company is experiencing.

Sales and Costs of Goods Sold

Product sales for 2004 were $3,460,747, an increase of approximately 228% over 2003 product sales of $1,054,923. The balance of revenue of $389,266 (2003 - $100,710) is comprised of licensing and development fees received in the form of royalties on the sales by Luminex of “FlexMap beads”™, contract research and development fees reflecting the on-going pro-rata recognition of deferred milestone revenue as well as, for 2004, instrument sales.

The Company’s industry leading CFTR 40+4 remains the most significant component of sales, followed by the P450 drug metabolism suite of tests. The Company’s customer base grew substantially in the 2004 as prospective customers completed their product evaluations and commenced ordering. The Company initiated two new sales programs in the third quarter of the year, related to Luminex instrument placement. Customers who elected to acquire access to a Luminex machine through the Company opted either for payment via a reagent rental program, or through outright purchase. The Company expects to offer these two instrument marketing programs on an on-going basis. As a result of adopting these programs, an instrument ordered by a customer in the first quarter which had been recorded as an asset disposal has been restated retroactively as a sale of instruments included in product sales.

In 2004, standard reagent product margins were approximately 60% as compared to such margins of approximately 53% in 2003 once commercial shipping began in the third quarter of 2003. Production scaling activities in the first quarter of 2004 related to bead coupling has produced low absorption of overhead costs relative to overall annual production plan in subsequent quarters. This has resulted in a period charge to cost of goods sold of for the year of approximately $920,000. Production scaling activities were undertaken in the first quarter to demonstrate manufacturing capacity in support of negotiations with large potential customers. Excluding this period expense, standard reagent product margins were approximately 60%. Standard reagent product margin is calculated by subtracting standard reagent cost of goods sold and genetic content royalties costs from reagent product sales. The result is then divided by reagent product sales for the period. Similarly, cost of goods sold in 2003 reflects the charge to the period of underutilized manufacturing capacity. In 2003, this resulted from the facility’s ramp to its normalized capacity. These scaling and start-up activities for 2004 and 2003 impacted the total margins which were approximately 27% and 13% respectively.

Expenses

The year over year growth in expense is a result investment in the final implementation stages of the Company’s commercialization engine in accordance with its five year business plan. Notably, compensation costs (50%), related facility and travel costs (23%) and professional services fees (13%) account for the majority of the increase.

On a functional basis, in sales, general and administration (SG&A) the increase was driven largely by headcount growth and personnel related expenditures as the Company added its sales function during the year, as well as increased marketing program expenditures. In research and development (R&D), the Company invested in the areas of product development and bioinformatics, expanding the team substantially from 2003 levels.

For the year ended December 31, 2003, under the transitional provisions of revised CICA Handbook Section 3870, “Stock-Based Compensation and other Stock-Based Payments”, the Company prospectively adopted the fair value method of accounting for the stock options granted under its plan. The prospective adoption required that the Company charge income for the fair value of stock options granted, modified or settled in the fiscal year ended December 31, 2003 and subsequent. This charge amounts to $327,504 (2003 - $171,883) for the year.

Interest expense from long-term debt increased to $882,376 in 2004 (2003 - $862,783) reflecting the declining balance of principal on the CMDF loan secured in November 2002, which was more than offset primarily by non-cash interest charges associated with increased borrowings from TPC and the debenture financing completed in November 2004. Depreciation and amortization was $987,291 for the year ended December 31, (2003 - $619,283), an increase of 59% over 2003. This increase corresponds to the capital expenditures related to the further automation of the Company’s manufacturing operations, increased production robustness and the instrument pool required to enable the Company’s instrument placement programs.

Liquidity and Capital Resources

Working capital at June 30, 2006 was $1,348,540 including cash and cash equivalents and short-term investments of $2,844,564, compared with $12,807,061 and $16,014,629, respectively as at December 31, 2005 and $6,119,009 and $5,013,160 respectively as at December 31, 2004.

The purchase of capital assets for the second quarter of 2006 amounted to $589,536 and intangible assets to $90,329. For the second quarter of 2005, the amounts were $465,363 and $6,155 respectively. The majority of capital asset additions ($339,022) in the second quarter of 2006 relate to Luminex instruments which the Company has placed in a variety of evaluation studies with potential customers, the majority of which relate to the evaluation of the Company’s RVP test by Early Access Partners. An additional $62,229 relates to headcount related capital such as furniture and computer equipment. The second quarter of 2006 also included the purchase of equipment under capital lease of $83,715.

On November 23, 2005, the Company completed a debt financing comprising (i) a secured convertible term note (the “Note”) in the aggregate principal amount of U.S. $9.0 million maturing on November 22, 2008, and (ii) a common stock purchase warrant (the “Warrant”] exercisable for 738,723 common shares of the Company at a price of $2.61 per share and expiring on November 22, 2010. . The maximum number of common shares of the Company issuable upon conversion under the Note varies in accordance with the Cdn.$/U.S.$ foreign exchange rate in effect at the time of each repayment but, for example, is 3,844,252 common shares at an exchange rate of Cdn.$1.1067 per U.S.$1.00. The Company may repay the Note at any time upon 10 business days’ notice to Laurus for a premium equal to 130% of the principal amount outstanding at the time of such redemption. The Note bears daily compound interest at a nominal rate per annum equal to the greater of (i) the prime rate published in The Wall Street Journal from time to time, plus 2% (200 basis points), and (ii) 8.5%, in each case plus applicable withholding taxes. The interest rate on the Note will decrease by 3% (300 basis points), to a floor of 0%, for every 25% increase in the Company’s common share price above the “fixed conversion price” (as set out below). The Note is repayable in principal instalments plus interest over 32 months commencing in March 2006 (with payments of interest only commencing in January 2006). The fixed conversion price for the conversion of any principal amount outstanding under the Note from time to time is $2.39 (with respect to any principal amount that is less than U.S.$9.0 million and equal to or greater than U.S.$6.0 million), $2.61 (with respect to any principal amount that is less than U.S.$6.0 million and equal to or greater than U.S.$3.0 million) and $2.83 with respect to any remaining portion of the principal amount of the Note. Laurus has the right, but not the obligation, to convert all or any portion of the principal amount at any time and from time to time into common shares of the Company. Further details regarding the Note financing can be found under Item 9.A. “Offer and Listing Details”. Concurrently with the completion of this financing, the Company repaid the outstanding principal of $8,641,550 from its previous debentures. The repayment of the debentures has been accounted for as a settlement in accordance with EIC 88, "Debtor's Accounting for a modification or Exchange of Debt Instruments".

The Company’s revenues are primarily denominated in U.S. dollars as a result of the location of its customers such that appreciation or devaluation of the Canadian to U.S. dollar causes an approximately equal improvement or decline in the Company’s reported sales against its forecast.

At the end of the second quarter of 2006, 95% of the Company’s account receivables were denominated in U.S. dollars. This exposure was more than offset as 36% of the Company’s accounts payable and accruals, as well as the convertible portion of its long term debt is also denominated in U.S. dollars. The Company’s net exposure to the U.S. dollar at June 30, 2006 is a $12,770,440 liability (measured in CDN dollars). A 1% appreciation or devaluation of the Canadian against the U.S. dollar would result in a net foreign exchange gain or loss respectively of $127,704. As at December 31, 2005, 99% of the Company’s accounts receivable were denominated in U.S. dollars. This exposure was more than offset as 51% of the

Company’s accounts payable and accruals, as well as the convertible portion of its long term debt is also denominated in U.S. dollars. The Company’s net exposure to the U.S. dollar at year-end is a $10,925,348 liability (measured in CDN dollars). A 1% appreciation or devaluation of the Canadian against the U.S. dollar would result in a net foreign exchange gain or loss respectively of $109,253.

On December 19, 2005, the Company concluded a public offering of common shares at $1.80 per share, which represented approximately a 10% discount to the market price of such securities on the TSX on the applicable date.

On December 12, 2003, the Company entered into an agreement with the Ministry of Industry of the Government of Canada under which the government will invest up to $7,300,000 of the Company’s $25,000,000 project to establish novel processes, capabilities and facilities relating to the development of several genetic tests. Funds are being advanced from Technology Partnerships Canada (“TPC”), a special operating agency of Industry Canada with a mandate to provide funding support for strategic research and development, and demonstration projects that will produce economic, social and environmental benefits to Canadians.

The project includes the construction and certification of a pilot scale manufacturing facility and development of a minimum of five genetic tests to regulatory standards. The project was undertaken in September 2002 and is expected to be completed by the end of March 2007.

The $7,300,000 investment represents 29.2% of the total forecast project value and is classified on the Company’s financial statements as long term debt. The actual investment received by the Company is predicated on eligible expenditures made over the project period. Eligible expenditures are submitted to TPC for claims processing and audit on a quarterly basis. The investment is repayable by a modest royalty at a rate of  between 1% and 2.5% of the prior year’s sales over a multi-year period beginning in 2007. Aggregate royalty repayment will continue until a maximum of $9,750,000 has been repaid or until April 30, 2015, whichever is earlier. In December 2005, in accordance with the terms of the agreement, the Company issued 2,336,449 share purchase warrants to TPC. Prior to the issuance of warrants to TPC, contributed surplus was affected only on a pro-rata basis contingent upon the receipt of funds. Since the full amount of warrants were issued in December 2005, the balance of the Black-Scholes value of these warrants representing the proportion of the total amount of financing not yet advanced by TPC, has been reflected as an other asset, and will be amortized to contributed surplus on a pro-rata basis as the remaining funds are received. All amounts submitted for claims to date under the program have been reimbursed. During 2005, reimbursements of claims totalling $1,205,126 were received by the Company (2004 - $1,894,900). These claims represent reimbursable amounts expended to March 2005. In February 2006, the Company submitted a further claim for reimbursement of $551,384 (which was received by the Company subsequent to the end of the first quarter of 2006), reflecting project costs incurred to September 2005 and bringing the outstanding balance of the TPC funds received to $3,651,410. In the second quarter of 2006, the Company submitted a claim for reimbursements of approximately $652,000 to TPC which will bring the program current to March 31, 2006.

The program initially stated a project completion date of July 31, 2006. Management is currently in the process of obtaining an extension of the program and expansion of the projects that are deemed to be eligible expenditures under the program. Management is confident that the Company’s TPC agreement will be extended and that future claims to the full available loan will be recovered. If the Company were only able to submit claims up until July 31, 2006, the amount of the Other Asset after accretion for any claims submitted up to the project completion date would be reversed, with the corresponding charge to Contributed Surplus since this amount relates to warrants issued to TPC during fiscal 2005 based on the full value of the expected financing.

    On August 15, 2006, the Company completed a private placement financing of unsecured subordinated debentures  (the “Unsecured Debentures”), together with common share purchase warrants of the Company, for total gross proceeds to the Company of $6.24 million. The Unsecured Debentures carry an interest rate of 11% per annum with interest payable monthly in arrears and principal to be repaid in full at either 12 months from the closing date or within 30 days in the event of any cash infusion (as defined in the Unsecured Debentures) that results in proceeds to the Company of $15 million. Should the Company receive any cash infusion less than $15 million it will repay a pro-rata portion of the Unsecured Debentures. The Company has the option to repay the Unsecured Debentures at any time prior to 12 months from the closing date without penalty. The Unsecured Debentures are subordinated in all respects to the Company’s existing secured convertible note to Laurus and related security and contain customary covenants. Subscribers also received 250 warrants per $1,000 principal amount of the Unsecured Debentures purchased for an aggregate total of 1,560,000 warrants. Each warrant is exercisable for one common share of the Company at an exercise price of $1.15 for the period expiring five years from the closing date. The warrants are subject to customary restrictions on resale under the applicable securities laws. Westwind Partners Inc. and Canaccord Capital Corporation acted as co-lead agents for this financing.

Operating activities used $3,674,777 of cash in the second quarter of 2006. $3,625,387 of the cash used related to the consolidated statement of loss and deficit, and $49,390 was used by changes in noncash working capital balances. Of the $49,390 trade receivables increased $482,300 from year-end, due to two larger customer orders received and filled late in the second quarter, neither of which had orders in the prior quarter. Inventory decreased by $571,012 as coupled beads manufactured earlier in 2006 and 2005 were depleted to replenish finished goods stores for the quarter.

Finally, accounts payable and accrued liabilities decreased by $528,442 attributable primarily to the payment of the first instalment of the Sirius commercial license made in April 2006, which was offset by increases in accruals related to royalties, bonuses and professional fees.

    The Company’s consolidated balance sheet includes an equity category called “contributed surplus”. In accordance with GAAP, the Company values and segregates all non-cash equity items including the common share purchase warrants issued in conjunction with financing activities, the fair value of employee stock options granted and any agent or broker compensation options issued.

Capital expenditures for the year ended December 31, 2005 amounted to $1,920,071 (2004 - $2,047,155). The largest portion (31%) of the capital expenditures relates to Luminex xMAP™ instruments purchased to support the Company’s customer trial programs. When successful, the instruments are then available on a reagent rental basis, or for purchase, to those customers wishing to partake in either of these,  the Company’s instrument placement programs. A further (18%) of the capital expenditure for the year relates to leasehold improvements. The Company worked to minimize these costs by employing a flexible executive seating arrangement which employs an open cubicle concept, thereby reducing costs normally required in a typical office environment, as well as negotiating leasehold inducement from the landlord. Under the agreement, the landlord provided an allowance of $168,680 towards the leasehold improvement of the premises as well as a period of rent-free use. The Company is amortizing this benefit and allowance over the lease term of three years and six months as a leasehold inducement. Finally, 19% of capital expenditures for the year was for headcount related capital such as furniture and equipment and computer equipment, and 18% related to automating the R&D process and expanding the technical support lab to further support the department's customer training and product evaluation functions. The investment in these four initiatives (net of the leasehold inducement) aggregated $1,637,597 in 2005.

The Company has secured license rights to certain intangible property from Abbott. The fully paid-up global license is valued at $2,345,800 and was paid in two equal instalments, one of which was made in October 2005, the other in January 2006.

On March 17, 2006, the Company signed an agreement with Sirius Genomics (“Sirius”) for an exclusive commercial license to patents from Sirius for specific biomarkers related to drugs used to treat severe sepsis and risk of sepsis. Under the terms of the agreement, the Company will pay a license fee advance of $4,000,000 which will be provided in two equal instalments. In addition, the costs of product and market development as well as product launch will be shared equally between the parties. Once commercialized, the Company will remit license fees to Sirius equal to fifty percent of net earnings on the product commercialized under the agreement. The $4,000,000 advance to Sirius is reimbursable out of initial license fee obligations to Sirius and has been accounted for as a license fee advance. The first $2,000,000 was due upon signing of the agreement, and was paid on April 3, 2006, and the second instalment is due September 6, 2006. For the quarter ended June 30, 2006, the first license fee is recorded as a long-term asset and a current liability. The Company currently forecasts that the license fee advance will be fully recovered from the license fees which will be payable to Sirius by the end of 2007. These transactions are measured at the exchange amount of consideration established and agreed to by the related parties.

Since its inception, the Company has been financing its infrastructure and product development as well as its commercialization activities from public equity financing, debt and revenue from the sales of its products and licenses related to its technologies. The Company has also received funds from government agencies and from development agreements with Corporate partners. The Company expects revenue and margins from its existing products to continue to grow significantly quarter over quarter through 2006. The Company will also be investing in enhancing the regulatory status of its product menu, and undertaking significant marketing and sales efforts in the areas of PGx and infectious disease. In order to pursue its expanded regulatory drive, submit products for FDA certification in 2006, as well as open new markets for its RVP and sepsis tests, all the while continuing to serve its growing customer base, the Company foresees a need for growth capital in the future. Management remains responsive to market conditions and will seek additional capital from traditional sources or through strategic partnerships as opportunities arise.

Contractual arrangements and commitments as at June 30, 2006

	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Convertible debenture	$10,765,626	$4,815,599	$5,950,027	¾	¾
TPC	$6,556,121	$168,437	$3,002,007	$3,385,677	¾
Sirius Genomics license	$2,000,000	$2,000,000	¾	¾	¾
Operating leases	$2,546,456	$973,391	$1,563,904	$9,161	¾
Capital lease obligations	$125,662	$34,033	$62,831	$28,798	¾
Purchase obligations	$282,497	$275,988	$3,004	$3,004	$501
Deferred share Units(1)	$438,575	$20,500	¾	¾	$418,075
Total Contractual Arrangements	$22,714,937	$8,287,948	$10,581,773	$3,426,640	$418,576

(1)
Payment of Deferred share units is not made until the last business day in December of the first calendar year commencing after the director leaves the Board, and may be in cash or in common shares of the Company, at the discretion of the director. As the directors are elected annually, the DSUs which are not currently due have been classified as ‘After 5 years’.

Changes and adoptions of accounting policies

Intangible assets

During 2005, the Company secured license rights to certain intellectual property from Abbott Laboratories for which the Company created a new intangible asset class called ‘Fundamental Patents’. This class is amortized straight-line over the remaining life of the patent.

Critical accounting estimates

Capital assets

During the second quarter of 2006, the Company commenced a capital lease of equipment. The “Capital assets” portion of the Company’s Significant Accounting Policies as reported in its 2005 Annual Report is hereby expanded as per the addition below:

Capital assets

Capital assets include equipment under capital lease which is recorded at the present value of the future minimum lease payments less accumulated depreciation. The rate and method used to depreciate equipment under capital lease over its estimated useful life is as follows:

Equipment under capital lease  10 years straight-line

Provision for doubtful accounts

The Company relies on its credit approval process and historical experience to evaluate the exposure to the potential for non-performing receivables. At June 30, 2006, trade accounts receivable were outstanding from large and financially sound commercial laboratories. A provision was made during the quarter for $97,511 for one invoice for which collection is uncertain. Management estimates that no further provision for doubtful account is required as at June 30, 2006.

Inventory provisions

At quarter-end, the Company performed a count of 50% of total inventory cost and completed a full reconciliation of its physical inventory. In addition, substantial work was performed to ensure that:

·	an appropriate amount of labour and overhead expense was included in year-end inventory balances based on normalized capacity;

·	the full cost of inventories were realizable in the context of the Company’s existing and prospective sales contracts and

·	the volume of inventories did not exceed a reasonable forecast of future sales.

Based on these reviews, management has provided appropriately for realization of inventory balances as at June 30, 2006 by expensing $66,928 during the second quarter of 2006 (2005 - $3,505). The year-to-date expense is $88,188 (2005 - $43,598) and the Company is maintaining an aggregate provision of $158,730 as at June 30, 2006 (2005 - $71,599).

This provision is comprised of (i) 33% as the Company’s estimate of inventory in excess of forecast demand (2005 - 44%), (ii) 31% as work-in-process for a key constituent of the Company’s test which is purchased in the lowest commercially-available quantity but which has been estimated to be in excess of usage (2005 - 56%), (iii) 21% as potentially expiring residual semi-finished goods generated from 2005 batches produced for specific product offerings and (iv) 15% as short-dated finished goods.

Equity based instruments

Each time the Company issued equity based instruments, including common share purchase warrants, agent’s compensation options and employee stock options, a value was derived for the instrument using the Black-Scholes option pricing model. The application of this pricing model requires the determination of several variables, including the price volatility of the Company’s stock over a relevant timeframe, a conversion or exercise assumption related to the particular instrument, the determination of a relevant risk free rate and an assumption of the Company’s dividend policy in the future. Management has adopted a consistent implementation of the Black-Scholes model, source of variables and application of a framework to determine appropriate inputs.

Warranties

It is the Company’s revenue recognition policy to provide for estimated warranty expense when product revenue is recognized. Beginning in the third quarter of fiscal 2004, the Company introduced a second form of warranty, reagent rental-based warranty, in addition to its existing product-based warranty. The reagent rental warranty provides service coverage to Luminex instruments placed with customers on reagent rental programs.

With respect to the product-based warranty, the Company’s customers continue to validate specific production lots which each customer had previously ascertained had met appropriate performance characteristics. As a result, management determined that no product warranty provision was required at June 30, 2006 (2005 - nil). Management has provided $68,000 with respect to reagent rental-based instrument extended warranty obligations at June 30, 2006 (2005 - $5,088). This growth is tied to the expansion of the Company’s reagent-rental program as the majority of customers participating in this program have been signed up since July 1, 2005.

Intangible asset realization

At year-end 2005, management determined that the carrying value of genetic marker licenses held on its thrombophilia products exceeded its fair value using a reasonable forecast of forward sales of these products. The carrying value of this asset at December 31, 2005 was reduced by $131,559 as a result of a one time charge to the statement of profit and loss.

All other intangible assets comprised of genetic marker licenses and acquired software rights are fully realizable in the normal course of business in the context of established and consistent amortization rates and net book values.

Valuation allowance - taxes

Given the Company’s history of operating losses, management deemed it appropriate to take a full provision on any deferred tax asset which was created from the Company’s prior period operating losses and other temporary differences.

Related Party Transactions

On March 17, 2006, the Company announced it had signed an agreement with Sirius Genomics [“Sirius”] for an exclusive commercial license to patents from Sirius for specific biomarkers related to drugs used to treat severe sepsis including vasopressin. A director, and the then chair of the Scientific Advisory Board of the Company, is also the Chief Executive Officer of Sirius. Under the terms of the agreement, the Company will provide a license fee advance of $4,000,000 which will be provided to Sirius in two equal instalments, the first of which was paid in the second quarter of 2006, with the second instalment due in the third quarter of 2006. This advance will be repaid from net earnings on commercial sales of the severe sepsis test, with the remaining earnings shared equally by Sirius and the Company over the term of the agreement.

    On August 15, 2006, the Company completed a private placement financing of unsecured subordinated debentures  (the “Unsecured Debentures”), together with common share purchase warrants of the Company, for total gross proceeds to the Company of $6.24 million. The Unsecured Debentures carry an interest rate of 11% per annum with interest payable monthly in arrears and principal to be repaid in full at either 12 months from the closing date or within 30 days in the event of any cash infusion (as defined in the Unsecured Debentures) that results in proceeds to the Company of $15 million. Should the Company receive any cash infusion less than $15 million it will repay a pro-rata portion of the Unsecured Debentures. The Company has the option to repay the Unsecured Debentures at any time prior to 12 months from the closing date without penalty. The Unsecured Debentures are subordinated in all respects to the Company’s existing secured convertible note to Laurus and related security and contain customary covenants. Subscribers also received 250 warrants per $1,000 principal amount of the Unsecured Debentures purchased for an aggregate total of 1,560,000 warrants. Each warrant is exercisable for one common share of the Company at an exercise price of $1.15 for the period expiring five years from the closing date. The warrants are subject to customary restrictions on resale under the applicable securities laws. Westwind Partners Inc. and Canaccord Capital Corporation acted as co-lead agents for this financing. Mckenzie Financial Corporation, the Company's largest shareholder subscribed for $1,950,000 of the Unsecured Debentures and receive 487,500 warrants.

These transactions are measured at the exchange amount of consideration established and agreed to by the related parties.

Off Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Item 6. Directors, Senior Management and Employees

A.	Directors and Officers of the Company

The names and ages of the directors and senior management of the Company as of June 1, 2006 are set forth below:

Directors:

Name	Age	Position
John R. Frederick	56	Director
Gregory C. Hines	55	President, Chief Executive Officer and Director
Michael Mueller	47	Director
Neil M. Reid	63	Vice-Chairman of the Board of Directors
Paul N. Lucas	56	Chairman of the Board of Directors
Bradley Popovich	52	Director

Senior Management:

Name	Age	Position
James E. Pelot	46	Chief Operating Officer and Chief Financial Officer
Richard A. Janeczko	56	Chief Scientific Officer
Alan Coley	49	Vice-President of Operations
Jeremy Bridge-Cook	37	Senior Vice-President of Corporate Development
Daniel Kobler	34	Vice President of Product Development and Bioinformatics

Directors

(1)
John R. Frederick: Mr. Frederick has served as a director of the Company since 1987. He is also President of Heatim Capital Corporation. Prior to September 2005, Mr. Frederick was the Chief Financial Officer and Vice President of Galaen Holdings Limited, which manages and advises private and public companies. Mr. Frederick is a chartered accountant by training.

(2)
Gregory C. Hines: Mr. Hines was appointed President and Chief Executive Officer of the Company on March 31, 2000. Prior to such appointment, Mr. Hines was retained as a consultant by MDS Capital Inc. and served as President of Leo Pharma Inc., a privately held company which Mr. Hines founded in 1981. He currently serves on various advisory boards associated with the pharmaceutical and genomics industries.

(3)
Michael Mueller: Mr. Mueller was appointed to the board of directors of the Company in November 2004. Mr. Mueller is the Past President, Chief Executive Officer and director of MDS Capital Corp., an investment management company that provides investment management advice to, among other entities, the Canadian Medical Discoveries Fund Inc. Mr. Mueller also served on the board of directors of Canadian Medical Discoveries Fund Inc. Mr. Mueller has been involved in the financial services industry for over 20 years, with extensive management and business building experience in the United States, Europe, Asia, Latin America and Australia. He has a Bachelor of Science from the University of Western Ontario and a M.B.A. from York University.

(4)
Neil M. Reid, Ph.D.: Dr. Reid was appointed to the board of directors of the Company in 2000 and was appointed as Vice-Chairman in November 2004. Dr. Reid is presently a senior management consultant and also serves on the board of Qustream Corporation, a TSX Venture Exchange listed company. Until October 2005, Dr. Reid was Senior Vice President of Protana Inc., a company formed from the merger of MDS Proteomics Inc. and Optimol Inc. (of which Dr. Reid served as the President and CEO from January 2003 until the merger). Dr. Reid co-founded MDS Proteomics Inc. (a health and life sciences company) in January 2000 and held the position of Chief Technology Officer from December 2000 to April 2001 and Senior Vice President from 2001 until its merger with Optimol Inc. Dr. Reid was a Senior Vice President of MDS Pharma Services, a division of MDS Inc., from June 1999 to November 1999. Prior to May 1999, Dr. Reid was the co-founder, Senior Vice President Strategy Development and General Manager of MDS Sciex, a division of MDS Inc.

On or about November 1, 2005, Deloitte & Touche Inc. was appointed as interim receiver and manager of Protana Inc. Concurrent with the appointment of Deloitte & Touche, the Ontario Superior Court of Justice approved the sale of substantially all of the assets of Protana Inc. to Transition Therapeutics Inc. and Protana ceased operations.

(5)
Paul N. Lucas: Mr. Lucas has served as a director of the Company since 2002 and was appointed as Chairman in November 2004. In June 2000, he was appointed President and Chief Executive Officer of GlaxoSmithKline Canada Inc. Mr. Lucas joined Glaxo Canada in September 1986. He has held executive positions in Marketing and Sales and was appointed President and Chief Executive Officer of Glaxo Canada in 1994. He was subsequently appointed as President and Chief Executive Officer of Glaxo Wellcome Canada after the merger of Glaxo and Burroughs Wellcome.

(6)
Brad Popovich: Dr. Popovich was appointed to the board of directors of the Company in March 2003 and was chair of the Scientific Advisory Board of the Company from March 2003 until September 2006. Dr. Popovich is Chief Executive Officer of Sirius Genomics Inc. Dr. Popovich also serves as a director of DNA Direct, Inc. Dr. Popovich was Vice President of Operations of Xenon Genetics Inc. from January 2003 until March 2005. He previously held other senior scientific positions at Xenon Genetics Inc. between June 2001 and December 2002. He previously held the position of Associate Professor, Director of the DNA Diagnostic Laboratory and Director of the Clinical Genetic Laboratories at the Department of Molecular and Medical Genetics of the Oregon Health Sciences University as well as Director of the Molecular Genetics Laboratory at the Children’s Hospital of San Diego. Dr. Popovich has been Vice President, Laboratory Genetics, of the American College of Medical Genetics (ACMG) from 1999 to 2005. He is presently on the board of directors of the American College of Medical Genetics Foundation.

Senior Management

(1)
James E. Pelot, B.Comm., CA: Mr. Pelot has served as the Company’s Chief Financial Officer since September 4, 2001, during which time he has been responsible for the company’s financial reporting and infrastructure development. On March 10, 2006, Mr. Pelot was appointed Chief Operating Officer of the Company. Mr. Pelot has retained the position of Chief Financial Officer. Mr. Pelot has served as the General Manager of Locus Dialogue, an InfoSpace company. Mr. Pelot also spent twelve years with Nortel Networks where he held a variety of Finance, Marketing and Sales positions.

(2)
Richard A. Janeczko: Dr. Janeczko was appointed as the Chief Scientific Officer of the Company effective January 2004 and previously served as the Executive Vice President of the Company from February 2000 to December 2003 and as the Company’s Vice President, Business Development from September 1997 to February 2000. Prior to joining the Company, Dr. Janeczko was President of General Synthetics Diagnostics Inc., a DNA diagnostics company, from 1989 to 1997.

(3)
Alan Coley, B.Sc., Pharm.: Mr. Coley was appointed as Vice President of Operations of the Company effective January 2003 and previously served as the Vice President, Corporate Communications of the Company from December 2000 until December 2002. Mr. Coley is a graduate pharmacist with over twenty years experience in the pharmaceutical industry. He has held several senior management positions in regulatory affairs, market access, sales, and marketing, with two of Canada’s research-based pharmaceutical companies including seven years on the management committee of one of these companies. Mr. Coley’s experience includes the development of regulatory strategies for Canada, Europe and the U.S.

(4)
Jeremy Bridge-Cook, Ph.D.: Dr. Bridge-Cook was appointed Senior Vice-President of Corporate Development in March 2006. He previously served as Vice-President of Sales and Marketing of the Company from January 2004 to March 2006 and as Vice-President, Business Development from July 2000 to December 2003. Dr. Bridge-Cook worked for three years as an Investment Analyst at MDS Capital Corp. and University Medical Discoveries Inc. While at MDS Capital Corp. he provided business development expertise to several Canadian biotechnology companies, as well as serving on the boards of two biotechnology start-ups. He has a Ph.D. in immunology from the University of Toronto.

(5)
Daniel Kobler, Ph.D.: Dr. Kobler previously served as Vice-President of Bioinformatics and Computational Biology effective January 2005 and previously served as Director of Bioinformatics and Computational Biology from December 2003 to December 2004. Dr. Kobler joined the Company in January 2001 as Manager, Computational Biology and has since held various positions before serving, since July 2005, as Vice-President of Product Development and Bioinformatics. He has a Ph.D. in mathematics from the Swiss Federal Institute of Technology in Lausanne (Switzerland) and was a post-doctoral fellow at the Fields Institute for Research in Mathematical Sciences in Toronto before joining the Company.

Changes in the Composition of the Board of Directors During 2005

Mr. W. Geoff Beattie resigned as a director in June 2005. After a thorough search and review of potential candidates, Dr. Trevor Hawkins was appointed to the Board of Directors of the Company in July 2005. Dr. Hawkins resigned from the Board of Directors of the Company in February 2006 following a change in employment and relocation to Europe.

B.	Compensation

Compensation of Directors

During the financial year ended December 31, 2005, each director who was not an officer of the Company was remunerated with an honorarium totalling $20,000. The Chairman and Vice-Chairman of the Board of Directors each received an additional honorarium of $20,000 and $10,000, respectively. Each director who chaired a committee of the Board of Directors other than the Audit Committee also received an additional honorarium totalling a further $5,000. The director who chaired the Audit Committee received an additional honorarium totalling a further $10,000. For the year ended December 31, 2005, aggregate honorariums of $170,000 were received by the eligible directors. Each director was entitled to a meeting fee of $500 for each board or board committee meeting such director attended in person and $250 for each board or board committee meeting attended by teleconference. Each non-employee director could elect to receive his aggregate honorariums and meeting fees in the form of deferred share units (“DSUs”) in accordance with the Company’s deferred share unit plan (“Deferred Share Unit Plan”). Directors of the Company are also eligible to participate in the Company’s Incentive Share Option Plan (“Share Option Plan”).

The following table sets forth the honorariums and meeting fees earned by each individual who served as a director of the Company during the financial year ended December 31, 2005:

Remuneration of Directors for the 12-month period ended December 31, 2005

	Regular Board Fees		Committee Fees
Name of Director	Honorarium	Meeting Fees	Honorarium	Meeting Fees(1)	Total(2)

W. Geoffrey Beattie(4)	$10,000	Nil	Nil	Nil	$10,000
John R. Frederick	$20,000	$5,000	$10,000	$6,250	$41,250
Trevor Hawkins(4)	$10,000	$3,000	Nil	$1,000	$14,000
Gregory C. Hines(3)	Nil	Nil	Nil	Nil	Nil
Paul N. Lucas	$40,000	$4,750	Nil	$7,250	$52,000
Michael Mueller	$20,000	$4,750	Nil	$4,750	$29,500
Brad Popovich	$20,000	$6,000	$5,000	$3,500	$34,500
Neil M. Reid	$30,000	$4,500	$5,000	$6,000	$45,500

Notes:

(1)
Board Committee meeting fees as disclosed includes fees for attendance at the 2005 Annual General Meeting of Shareholders of the Company and the preparatory meeting in advance thereof, as well as fees for attendance at the two strategic planning sessions for the Company held during 2005.

(2)
Pursuant to the Deferred Share Unit Plan, certain non-employee directors elected to receive all or a portion of their total honorarium and meeting fees in DSUs. A total of 167,910 DSUs were granted to the participating directors in the financial year ended December 31, 2005.

(3)	As an executive director, Mr. Hines did not receive any fees for his services as a director of the Company.

(4)
Mr. Beattie and Mr. Hawkins resigned from the Board of Directors of the Company as of June 2005 and February 2006 respectively. See Item 6.A. “Changes in the composition of the Board of Directors During 2005”.

(5)	The non-executive directors also received stock options during 2005 as follows:

Name	Number of Options	Exercise Price
John Frederick	1,320 220	$2.20 $2.00
Trevor Hawkins	7,500	$2.00
Paul Lucas	2,640 440	$2.20 $2.00
Michael Mueller	7,500	$2.00
Brad Popovich	2,640 12,440	$2.20 $2.00
Neil M. Reid	2,640 440	$2.20 $2.00

All options have a five-year term and expire in 2010.

Remuneration of Officers

The following table sets forth all annual and long-term compensation for services rendered in all capacities to the Company for the financial years ended December 31, 2005 and December 31, 2004, and December 31, 2003 in respect of Gregory C. Hines, the President and Chief Executive Officer of the Company, James E. Pelot, the Chief Operating Officer and Chief Financial Officer of the Company, Richard A. Janeczko, the Chief Scientific Officer of the Company, Alan Coley, the Vice President, Operations of the Company and Jeremy Bridge-Cook, the Senior Vice President, Corporate Development of the Company (the “Named Executive Officers”)

Remuneration of Officers for the 12-month period ended December 31, 2005

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus(1)	Other Annual Compensation(2) ($)	Shares Under Options Granted (#)	Other Compensation ($)
Gregory C. Hines President and Chief Executive Officer	2005 2004 2003	288,750 275,000 208,330(3)	86,675 82,500 84,000(3)	--- --- ---	50,162 11,444 126,069	--- --- ---
James E. Pelot (4) Chief Operating Officer and Chief Financial Officer	2005 2004 2003	210,000 200,000 170,856	42,000 33,477 43,945	--- --- ---	25,711 --- 43,611	--- --- ---
Richard A. Janeczko(5) Chief Scientific Officer	2005 2004 2003	177,975 169,500 162,729	35,679 36,833 41,000	--- --- ---	27,988 --- 81,502	--- --- ---
Alan Coley(6) Vice President Operations	2005 2004 2003	168,000 160,000 140,000	33,000 34,314 35,200	--- --- ---	19,579 2,796 68,713	--- --- ---
Jeremy Bridge-Cook(7) Senior Vice President Corporate Development	2005 2004 2003	168,000 160,000 140,000	45,000 67,748 50,000	--- --- ---	16,946 4,439 39,750	--- --- ---

Notes:

(1)	Bonuses are accrued as compensation in the year earned.
(2)	Perquisites and other personal benefits are not shown if they did not exceed the applicable disclosure threshold.
(3)
The bonus amount was paid by the Company to Spectrum Pharma Inc., a consulting company owned by Mr. Hines, as a consulting payment. The salary amount was paid through reimbursement to MDS Capital Corporation on account of Mr. Hines’ services.

(4)	Mr. Pelot was appointed the Chief Operating Officer in March 2006 and has retained the title of Chief Financial Officer.
(5)	Dr. Janeczko served as Executive Vice President until December 31, 2003 and effective January 1, 2004 was appointed as the Chief Scientific Officer of the Company.
(6)	Mr. Coley served as Vice President, Corporate Communications from December 2000 until December, 2002, and effective January 1, 2003, was appointed Vice President, Operations.
(7)
Dr. Jeremy Bridge-Cook served as Vice President, Business Development, until December 31, 2003 and effective January 1, 2004 was appointed as Vice President, Sales and Marketing, a position he held until March 2006 when he was appointed as Senior Vice President, Corporate Development.

Options Granted During the Financial Year Ended December 31, 2005

The following table provides details on options granted to the Named Executive Officers during the financial year ended December 31, 2005 pursuant to the Company’s Share Option Plan.

Name	Shares Under Options Granted(1) (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Share)	Market Value of Shares Underlying Options on the Date of Grant (2) ($/Share)	Expiration Date
Gregory C. Hines, President and Chief Executive Officer	38,146 12,016	10%	$2.20 $2.00	$2.20 $2.00	January 5, 2010 August 18, 2010
James E. Pelot, Chief Operating Officer and Chief Financial Officer	21,825 3,886	5%	$2.20 $2.00	$2.20 $2.00	January 5, 2010 August 18, 2010
Richard A. Janeczko, Chief Scientific Officer	26,012 1,976	6%	$2.20 $2.00	$2.20 $2.00	January 5, 2010 August 18, 2010
Alan Coley, Vice President, Operations	14,682 4,897	4%	$2.20 $2.00	$2.20 $2.00	January 5, 2010 August 18, 2010
Jeremy Bridge-Cook, Senior Vice President, Corporate Development	8,379 8,567	4%	$2.20 $2.00	$2.20 $2.00	January 5, 2010 August 18, 2010

Notes:

(1)	These options are exercisable from and after each anniversary of the date of the grant (including the date of the grant) as to 20% thereof on a cumulative basis.

(2)
The market value of the securities listed above represents the five day volume weighted average trading price of the Common Shares listed on the TSX for the five trading days immediately preceding the date of grant in accordance with the terms of the Share Option Plan.

Options Exercised and Aggregates Remaining at Year-End

The following table sets forth information concerning options exercised under the Company’s Share Option Plan during 2005 and unexercised options under the Company’s Share Option Plan at December 31, 2005:

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2005 (#)		Value of Unexercised in-the-Money Options at December 31, 2005(1) ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Gregory C. Hines President and Chief Executive Officer	—	—	336,716	133,552	$182,644	$52,238

James Pelot Chief Operating Officer and Chief Financial Officer	—	—	142,683	52,843	$161,826	$30,752
Richard A. Janeczko Chief Scientific Officer	—	—	142,009	69,842	$55,998	$19,569
Alan Coley Vice President, Operations	—	—	117,802	48,478	$76,676	$21,297
Jeremy Bridge-Cook Senior Vice President, Corporate Development	—	—	111,828	45,540	$62,122	$17,692

Notes:

(1)	Based on the closing price of the Common Shares on December 30, 2005 of $1.84.

No options granted under the Company’s Share Option Plan were repriced during 2005.

Employment Agreements

The Company has in place written employment agreements with  its Named Executive Officers, Gregory C. Hines, Alan Coley, Jim Pelot, Richard Janeczko and Jeremy Bridge Cook. For these Named Executive Officers and the Company, these agreements serve to document previously agreed rights, responsibilities and conditions of employment. Under these agreements, each Named Executive Officer is entitled to a base salary, and to participate in the Company’s bonus plan and Share Option Plan. In addition, each Named Executive Officer is entitled to receive severance pay in the event of a termination of his employment by the Company without cause or in the event of a termination by the Named Executive Officer of his employment with the Company for good reason as defined in each such applicable employment agreement. The amount of any such severance pay to be made by the Company to any such Named Executive Officer is determined pursuant to the terms of their applicable employment agreement and is dependent upon, among other variables, the length of service of the Named Executive Officer, consistent with such Named Executive Officer’s common law rights.

Each of the Named Executive officer is entitled to a payment of twenty-four (24) months severance upon the termination of their employment.

The Named Executive Officers are also subject to customary restrictive covenants pursuant to the terms of their employment agreements.

Directors’ and Officers’ Liability Insurance

The Company maintains directors’ and officers’ liability insurance on behalf of its directors and officers and the directors and officers of its subsidiaries. The policy provides protection to directors and officers against liability incurred by them in their capacity as directors and officers of the Company and its subsidiaries. The annual premium paid by the Company is approximately $55,000. The aggregate limit of liability (inclusive of costs of defence) under the policy is in the amount of $5,000,000 for the policy period, regardless of the time of payment or number of claims, with a corporate deductible of $25,000 per claim. There is no deductible payable by directors and officers.

C.	Board Practices

Each director elected holds office until the next annual meeting or until his successor is elected or appointed. Information as to the length of time each director has served as a director of the Company is set forth above in Item 1.A “Directors and Senior Management” of this registration statement on Form 20-F.

Each of the directors of the Board of Directors and the management of the Company consider effective corporate governance as an important component of the continued success of the Company. The mandate of the Corporate Governance and Nominating Committee of the Board of Directors is, in part, to provide a focus on governance that will enhance the Company’s performance.

Board of Directors

·
Five out of six of the current members of the Company’s Board of Directors are independent directors. The only director who is not independent is Mr. Hines, the Company’s President and Chief Executive Officer.

·
Except as set forth below, none of the Company’s directors also serve as a director of another reporting issuer. Dr. Reid also serves as a director of Qustream Corporation, a TSX Venture Exchange listed company.

·
Pursuant to the Company’s governance guidelines, the Board of Directors allows time at the end of each Board of Directors meeting for the independent directors to meet without the Chief Executive Officer, the only non-independent director. All fourteen (14) Board of Directors meetings held in 2005 were carried out in accordance with the above guideline.

·	Mr. Lucas is the Chairman of the Board of Directors and is an independent director.

·	The attendance record of each director for all Board of Directors and Board Committee meetings is fully disclosed below.

Attendance of Directors

A list of the number of board, committee and other meetings held and attended by the directors in 2005 is set out below, along with the attendance record of each director of the Company.

Board of Directors	14
Audit Committee	6
Human Resources and Compensation Committee	4
Nominating and Corporate Governance Committee	4
Strategic Planning and Annual General Meeting	4

Summary of Attendance of Directors for the twelve month period ended December 31, 2005

Name of Director	Attendance at Board of Directors Meetings	Attendance at Committee Meetings
John R. Frederick	14 of 14	13 of 14
Trevor Hawkins	9 of 14	2 of 2
Gregory C. Hines	14 of 14	18 of 18
Paul N. Lucas	13 of 14	16 of 18
Michael Mueller	13 of 14	10 of 14
Brad Popovich	12 of 14	7 of 8
Neil M. Reid	13 of 14	12 of 14

Notes:

(1)	Mr. Beattie did not attend the Board of Directors meetings which were held in 2005 prior to his resignation from the Board of Directors of the Company in June 2005.

(2)	Dr. Hawkins attended all the Board of Directors meetings and strategic planning sessions held in 2005 following his appointment to the Board of Directors of the Company in July 2005.

(3)
Attendance at committee meetings as disclosed includes attendance at the 2005 Annual General Meeting of Shareholders of the Company and the preparatory meeting in advance thereof, as well as attendance at the two strategic planning sessions of the Company held during 2005.

Board Mandate and Position Descriptions

·
In addition to a written Terms of Reference for the Board of Directors, the Board of Directors has approved written Terms of Reference for the Board Chair, the Board Committee Chairs and for the directors.

·	The Board of Directors has also approved a written Terms of Reference for the President and Chief Executive Officer.

Orientation and Continuing Education

·
New directors are provided with an orientation and education program which includes the Board of Directors Manual and written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board of Directors meetings and opportunities for meetings and discussion with senior management of the Company and other directors. The details of the orientation of each new director are tailored to that director’s knowledge of the Company’s business and industry and his or her expertise, individual needs and areas of interest.

·
Each director participates in director orientation and development programs developed by the Company from time to time and is required to maintain an understanding of the regulatory, legislative, business, social and political environments within which the Company operates. The Corporate Governance and Nominating Committee reviews, monitors and makes recommendations regarding the orientation, education and ongoing development of directors.

Ethical Business Conduct

·	The Board of Directors has approved and adopted a Code of Business Conduct and Ethics (the “Code of Ethics”), which applies to all the directors, officers and employees of the Company.

·
Pursuant to the Code of Ethics, directors, officers and employees of the Company shall avoid situations that may result in a conflict or perceived conflict between their personal interests and the interest of the Company. Full and timely disclosure of any actual or potential conflict of interest is strongly encouraged. Directors and officers of the Company are required to disclose any potential or actual material conflict of interest to the Board of Directors for its review.

·
The Board of Directors seeks to monitor compliance with the Code of Ethics. Pursuant to the Code of Ethics, any concerns or complaints regarding the Code of Ethics shall be communicated to the Corporate Governance and Nominating Committee. Any complaints or concerns regarding accounting, internal accounting controls or auditing matters may be communicated to the Audit Committee in accordance with the Company’s Whistleblower Policy. Disciplinary measures may be taken against any director, officer or employee who authorizes, directs, approves or participates in any violation of a provision of the Code of Ethics. These measures depend on the circumstances of the violation and may range from formal sanction or reprimand to dismissal from employment. A director or officer who violates the Code of Ethics may be asked to resign or may not be nominated for re-election.

·	No material change report has been filed by the Company in 2005 that pertains to any conduct of a director or executive officer that constitutes a departure from the Code of Ethics.

Nomination of Directors

·
The Board of Directors has a Corporate Governance and Nominating Committee, composed of Neil M. Reid (chair), John R. Frederick and Paul N. Lucas, each of whom is independent. The Terms of Reference for the Corporate Governance and Nominating Committee require that the Committee be composed of not fewer than three and not more than five directors, each of which shall be independent.

·	The Corporate Governance and Nominating Committee has the responsibility to, inter alia;

(a)
develop, and annually update, a long-term plan for Board of Directors composition that takes into consideration the current strengths, skills and experience of the Board of Directors, retirement dates and strategic direction of the Company;

(b)
develop recommendations regarding the essential and desired experiences, competencies, skills and personal qualities for potential directors, taking into consideration the Board of Directors’ short-term needs and long-term succession plan; and

(c)	recommend to the Board of Directors (i) nominees for election as members of the Board of Directors, (ii) committee members and committee chair appointments

·
While all directors are encouraged to identify potential nominees for directors, the Corporate Governance and Nominating Committee has the responsibility for gathering the names of the potential nominees, screening their qualifications against the current skill and experience needs of the Board of Directors and making recommendations to the full Board of Directors. The Committee pays attention to the personality and other qualities of each potential nominee and director as they may ultimately affect the boardroom dynamic. The Board Chair and the Chief Executive Officer provide additional direct input into the director nomination process. When a suitable candidate is identified, an invitation to stand as a nominee for election to the Board of Directors will normally be made by the Board of Directors through the Board Chair.

Assessments

·
The Corporate Governance and Nominating Committee is responsible for making an annual assessment of the overall performance of the Board of Directors, its committees and individual directors. The assessments of individual directors include assessments of the applicable terms of reference and the competencies and skill each director is expected to bring to the Board of Directors. The objective of the review is to contribute to a process of continuous improvement in the Board of Director’s execution of its responsibilities. The results of such reviews are used to confirm successful execution by the Board of Directors of its responsibilities and to identify any areas where the directors and/or management believe that the Board of Directors could make a better collective contribution to overseeing the affairs of the Company in such as a way as to increase shareholder value.

Compensation Committee

·
The Board of Directors has a Human Resources and Compensation Committee, composed of Bradley Popovich (chair), Paul N. Lucas and Michael Mueller, each of whom is independent. The Terms of Reference for the Human Resources and Compensation Committee require that the Committee be composed of not fewer than three and not more than five directors, each of which shall be independent.

·
The Human Resources and Compensation Committee recommends the compensation of the Chief Executive Officer to the Board of Directors and reviews compensation policies and levels for the Company’s other executive officers to ensure their compensation is competitive and reasonably related to personal and corporate performance. It uses various information sources, including independent consultants from time to time, to review the Company’s salaries, bonus plans and stock-based incentives and to assess the effectiveness of the Company’s incentive plans in contributing to corporate performance. The Company determines director compensation with reference to other comparably sized Canadian companies.

Audit Committee

·
The Company’s audit committee is composed entirely of independent directors pursuant to applicable securities legislation. The Audit Committee is responsible for the oversight of the reliability and integrity of the accounting principles and practices, financial reporting and disclosure practices followed by management. The Audit Committee reviews the independence of the external auditors and confirms auditor independence to the Board of Directors. The Audit Committee has direct access to, and communicates directly with, the external auditors to review and discuss specific issues as appropriate.

·
During the financial year ended December 31, 2005, the members of the Audit Committee were John R. Frederick (chair), Neil M. Reid and Michael Mueller. As Chair of the Board of Directors, Mr. Lucas also attends Audit Committee meetings on an ex officio basis.

Outside Advisors

·
Each Board Committee is entitled to engage outside advisors at the Company’s expense in connection with its mandate. Directors may engage advisors at the Company’s expense upon the authorization of the Board Chair or the Corporate Governance and Nominating Committee.

D.	Employees

The Company has 88 active employees as at June 30, 2006, including 10 Ph.D.s. Of the 88 employees, 26 are directly and primarily involved with research and development, 14 with operations and the balance with SG&A.

E.	Share Ownership

To the knowledge of the Company, the following tables indicate the number and percentage of Common Shares beneficially owned, controlled or directed by each of the directors and Named Executive Officers of the Company.

Director	Common Shares Owned(1)	% Owned of total issued and outstanding Common Shares(2)
John R. Frederick	490,391	1.02
Gregory C. Hines	466,041	n/a
Michael Mueller	320,500	n/a
Neil M. Reid	53,026	n/a
Paul N. Lucas	65,432	n/a
Bradley Popovich	42,608	n/a

Named Executive Officers	Common Shares Owned(1)	% Owned of total issued and outstanding Common Shares(2)
Gregory C. Hines	466,041	n/a
James E. Pelot	282,422	n/a
Richard A. Janeczko	198,399	n/a
Alan Coley	149,168	n/a
Jeremy Bridge-Cook	149,556	n/a

Notes:

(1)	Includes Common Shares purchasable by the director or Named Executive Officer within 60 days of September 8, 2006.

(2)	Other than John R. Frederick, each director and Named Executive Officer beneficially owns or exercises control or direction over less than one percent of issued and outstanding Common Shares.

The Company has established a Share Option Plan and a Deferred Share Unit Plan, both of which are designed to encourage eligible employees, officers and directors to align their interests with those of the Shareholders. The following information is at December 31, 2005, the Company’s most recently completed financial year.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,601,562(1)	$1.87	2,169,960(2)
Equity compensation plans not approved by security holders	N/A.	N/A.	N/A.
Total	2,601,562		2,169,960

Notes:

(1)
In addition to the Common Shares issuable under the Share Option Plan, column (a) incorporates 228,354 DSUs earned by the directors of the Company under the Deferred Share Unit Plan, which securities have no exercise price.

(2)
The maximum number of Common Shares issuable pursuant to the Company’s share compensation arrangements (i.e. the Share Option Plan and the Deferred Share Unit Plan) is equal to 10% of the Common Shares outstanding from time to time.

Share Option Plan

The Company has adopted the Share Option Plan for the directors, officers, employees and consultants (including members of the Company’s Scientific Advisory Board) of the Company and its affiliates. The Share Option Plan is administered by the Board of Directors of the Company or the Human Resources and Compensation Committee thereof appointed in accordance with the Share Option Plan, and is subject to the rules of the Toronto Stock Exchange.

At the Company’s annual general and special meeting of Shareholders held on June 2, 2004, shareholders of the Company approved certain amendments to the Share Option Plan, including, without limitation, amendments providing for a rolling maximum number of shares to be issuable pursuant to the Share Option Plan equal to 10% of the number of Common Shares outstanding from time to time. These amendments came into effect on January 1, 2005. The full text of the Share Option Plan, as amended, are set out in the Company’s management information circular dated April 23, 2004 and is attached as Exhibit 4.9 to this registration statement on Form 20-F. No amendments to the Share Option Plan were adopted in the financial year ended December 31, 2005. The following is a summary of the Company’s Share Option Plan, which summary is qualified in its entirety by the full text of the plan.

The aggregate number of Common Shares reserved for issuance to any one person under the Share Option Plan is limited to 5% of the Common Shares outstanding at the time of grant. The aggregate number of Common Shares reserved for issuance to insiders of the Company under the Share Option Plan is limited to 10% of the Common Shares outstanding. As of December 31, 2005, the number of Common Shares issuable under actual grants made under the Share Option Plan, as a percentage of the Company’s currently outstanding capital, is 5.0%.

Pursuant to the Share Option Plan, the exercise price for the stock options is the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange for the 5 trading days preceding the date of grant, or such greater amount as the Board of Directors of the Company may designate. Subject to early expiry as a result of death, disability, termination for cause or voluntary resignation, the stock options awarded under the Share Option Plan typically expire 5 years after the date of grant, and vest 20% on the date of grant and an additional 20% on each subsequent anniversary of the date of grant.

The Board of Directors of the Company may, subject to any necessary regulatory approval and necessary consents from the participants of the Share Option Plan, at its discretion from time to time, amend the Share Option Plan and the terms and conditions of any stock option thereafter to be granted, provided that any such amendment will not alter the terms or conditions of, or impair any right of any stock optionee pursuant to any stock option awarded prior to such amendment without the consent of such stock optionee, unless such amendment or alteration is required by any applicable stock exchange or governmental entity. The stock options issued under the Share Option Plan are not assignable or transferable.

The following table discloses the stock options granted under the share option plan:

John Frederick
Grant date	# options granted	Exercise price	Price paid	Expiration date
May 29, 2002	880	1.60	0	May 29, 2007
May 29, 2002	11,200	2.00	0	May 29, 2007
Sep 04, 2002	2,200	2.00	0	Sep 04, 2007
Dec 04, 2002	3,516	1.50	0	Dec 04, 2007
Jul 16, 2003	330	1.30	0	Jul 16, 2008
Jul 16, 2003	11,200	2.00	0	Jul 16, 2008
Dec 16, 2003	2,640	1.65	0	Dec 16, 2008
Sep 02, 2004	330	1.15	0	Sep 02, 2009
Jan 01, 2005	17,500	2.50	0	Jan 01, 2010
Jan 05, 2005	1,320	2.20	0	Jan 05, 2010
Aug 18, 2005	220	2.00	0	Aug 18, 2010
Sept 5, 2006	17,500	1.80	0	Sept 5, 2011

Greg Hines
Grant date	# options granted	Exercise price	Price paid	Expiration date
May 29, 2002	27,465	1.60	0	May 29, 2007
May 29, 2002	87,327	2.00	0	May 29, 2007
Dec 04, 2002	87,801	1.50	0	Dec 04, 2007
Jul 16, 2003	13,400	1.30	0	Jul 16, 2008
Jul 16, 2003	87,327	2.00	0	Jul 16, 2008
Dec 16, 2003	25,343	1.65	0	Dec 16, 2008
May 12, 2004	11,444	3.15	0	May 12, 2009
Jan 05, 2005	38,146	2.20	0	Jan 05, 2010
Aug 18, 2005	12,016	2.00	0	Aug 18, 2010
May 20, 2006	32,040	1.50	0	May 20, 2011
Sept 5, 2006	422,308	1.80	0	Sept 5, 2011

Mike Mueller
Grant date	# options granted	Exercise price	Price paid	Expiration date
Jan 01, 2005	10,000	2.50	0	Jan 01, 2010
Aug 18, 2005	7,500	2.00	0	Aug 18, 2010
Sept 5, 2006	10,000	1.80	0	Sept 5, 2011

Neil Reid
Grant date	# options granted	Exercise price	Price paid	Expiration date
May 29, 2002	1,452	1.60	0	May 29, 2007
May 29, 2002	1,630	2.00	0	May 29, 2007
Dec 04, 2002	5,802	1.50	0	Dec 04, 2007
Jul 16, 2003	1,630	2.00	0	Jul 16, 2008
Dec 16, 2003	3,300	1.65	0	Dec 16, 2008
Mar 26, 2004	660	2.40	0	Mar 26, 2009
Jan 01, 2005	22,500	2.50	0	Jan 01, 2010
Jan 05, 2005	2,640	2.20	0	Jan 05, 2010
Aug 18, 2005	440	2.00	0	Aug 18, 2010
Sept 5, 2006	22,500	1.80	0	Sept 5, 2011

Paul Lucas
Grant date	# options granted	Exercise price	Price paid	Expiration date
Sep 04, 2002	8,712	1.10	0	Sep 04, 2007
Dec 04, 2002	3,385	1.50	0	Dec 04, 2007
Jul 16, 2003	660	1.30	0	Jul 16, 2008
Dec 16, 2003	2,640	1.65	0	Dec 16, 2008
Sep 02, 2004	660	1.15	0	Sep 02, 2009
Jan 01, 2005	20,000	2.50	0	Jan 01, 2010
Jan 05, 2005	2,640	2.20	0	Jan 05, 2010
Aug 18, 2005	440	2.00	0	Aug 18, 2010
Sept 5, 2006	20,000	1.80	0	Sept 5, 2011

Brad Popovich
Grant date	# options granted	Exercise price	Price paid	Expiration date
May 16, 2003	12,000	1.35	0	May 16, 2008
Dec 16, 2003	3,300	1.65	0	Dec 16, 2008
Mar 26, 2004	660	2.40	0	Mar 26, 2009
Jan 01, 2005	15,000	2.50	0	Jan 01, 2010
Jan 05, 2005	2,640	2.20	0	Jan 05, 2010
Aug 18, 2005	12,440	2.00	0	Aug 18, 2010
Sept 5, 2006	15,000	1.80	0	Sept 5, 2011

James Pelot
Grant date	# options granted	Exercise price	Price paid	Expiration date
Oct 02, 2001	40,000	1.45	0	Oct 03, 2006
Dec 20, 2001	4,000	1.60	0	Dec 21, 2006
May 29, 2002	7,937	1.60	0	May 29, 2007
May 29, 2002	15,243	2.00	0	May 29, 2007
Sep 04, 2002	26,803	1.10	0	Sep 04, 2007
Dec 04, 2002	32,220	1.50	0	Dec 04, 2007
Jan 31, 2003	3,932	1.95	0	Jan 31, 2008
Jul 16, 2003	7,584	1.30	0	Jul 16, 2008
Jul 16, 2003	15,243	2.00	0	Jul 16, 2008
Dec 16, 2003	16,852	1.65	0	Dec 16, 2008
Jan 05, 2005	21,825	2.20	0	Jan 05, 2010
Aug 18, 2005	3,886	2.00	0	Aug 18, 2010
May 20, 2006	21,360	1.50	0	May 20, 2011
Sept 5, 2006	216,885	1.80	0	Sept 5, 2011

Richard Janeczko
Grant date	# options granted	Exercise price	Price paid	Expiration date
Dec 20, 2001	4,000	1.60	0	Dec 21, 2006
May 29, 2002	53,126	2.00	0	May 29, 2007
Sep 04, 2002	8,809	1.10	0	Sep 04, 2007
Dec 04, 2002	16,427	1.50	0	Dec 04, 2007
Jul 16, 2003	1,204	1.30	0	Jul 16, 2008
Jul 16, 2003	60,133	2.00	0	Jul 16, 2008
Dec 16, 2003	20,165	1.65	0	Dec 16, 2008
Jan 05, 2005	26,012	2.20	0	Jan 05, 2010
Aug 18, 2005	1,976	2.00	0	Aug 18, 2010
May 20, 2006	19,420	1.50	0	May 20, 2011
Sept 5, 2006	211,272	1.80	0	Sept 5, 2011

Alan Coley
Grant date	# options granted	Exercise price	Price paid	Expiration date
Dec 20, 2001	8,000	1.60	0	Dec 21, 2006
May 29, 2002	31,420	2.00	0	May 29, 2007
Dec 04, 2002	35,788	1.50	0	Dec 04, 2007
Jul 16, 2003	816	1.30	0	Jul 16, 2008
Jul 16, 2003	31,420	2.00	0	Jul 16, 2008
Dec 16, 2003	16,477	1.65	0	Dec 16, 2008
Sep 02, 2004	2,796	1.15	0	Sep 02, 2009
Jan 05, 2005	14,682	2.20	0	Jan 05, 2010
Aug 18, 2005	4,897	2.00	0	Aug 18, 2010
May 20, 2006	13,010	1.50	0	May 20, 2011
Sept 5, 2006	144,708	1.80	0	Sept 5, 2011

Jeremy Bridge-Cook
Grant date	# options granted	Exercise price	Price paid	Expiration date
Nov 06, 2001	5,000	1.45	0	Nov 07, 2006
May 29, 2002	9,680	1.60	0	May 29, 2007
May 29, 2002	31,088	2.00	0	May 29, 2007
Sep 04, 2002	13,924	1.10	0	Sep 04, 2007
Dec 04, 2002	16,540	1.50	0	Dec 04, 2007
Jan 31, 2003	9,592	1.95	0	Jan 31, 2008
Jul 16, 2003	408	1.30	0	Jul 16, 2008
Jul 16, 2003	22,920	2.00	0	Jul 16, 2008
Dec 16, 2003	6,831	1.65	0	Dec 16, 2008
Sep 02, 2004	4,439	1.15	0	Sep 02, 2009
Jan 05, 2005	8,379	2.20	0	Jan 05, 2010
Aug 18, 2005	8,567	2.00	0	Aug 18, 2010
May 20, 2006	7,340	1.50	0	May 20, 2011
Sept 5, 2006	159,306	1.80	0	Sept 5, 2011

Deferred Share Unit Plan

At the Company’s annual general and special meeting of Shareholders held on June 2, 2004, shareholders of the Company approved the adoption of the Deferred Share Unit Plan for the Company’s non-employee directors and Scientific Advisory Board members. The full text of the Deferred Share Unit Plan is set out in the Company’s management information circular dated April 23, 2004 and is attached as Exhibit 4.10 to this registration statement on Form 20-F. No amendments to the Deferred Share Unit Plan were adopted in the financial year ended December 31, 2005. The following is a summary of the Company’s Deferred Share Unit Plan, which summary is qualified in its entirety by the full text of the plan.

Under the Deferred Share Unit Plan, each non-employee director and Scientific Advisory Board member may elect to receive either 50% or 100% of his or her retainer and attendance compensation in each calendar year as DSUs. The DSUs are credited as of the last business day of March, June, September and December (each a “Reference Date”) of each financial year. The number of DSUs to be awarded on such Reference Dates is determined by dividing the amount of the retainer and attendance compensation attributable to each non-employee director and Scientific Advisory Board member in such quarter by the volume weighted average price of the Common Shares on the Toronto Stock Exchange for the 5 trading days preceding such Reference Date. The number of DSUs awarded is adjusted in accordance with any dividend payments, stock splits, mergers, consolidations or other reorganizations. Once each eligible participant under the Deferred Share Unit Plan ceases to be a non-employee director or Scientific Advisory Board member, he or she may elect to receive (i) a lump sum cash payment, net of any applicable withholdings, equal to the fair market value of the DSUs on the settlement date, or (ii) Common Shares of the Company equal to the number of DSUs credited to such eligible participant.

The number of Common Shares reserved for issuance under the Deferred Share Unit Plan shall not exceed 500,000 Common Shares. Notwithstanding the foregoing: (i) the number of Common Shares reserved for issuance under the Deferred Share Unit Plan, together with all Common Shares reserved for issuance under all of the Company’s other share compensation plans, shall not exceed 10% of the total number of outstanding Common Shares at any time, and (ii) the number of Common Shares reserved for issuance to any eligible participant under the Deferred Share Unit Plan shall not, together with all other Common Shares reserved for issuance to such eligible participant pursuant to all other share compensation plans of the Company, exceed 2% of the total number of outstanding Common Shares of the Company at any time. As of December 31, 2005, the number of Common Shares issuable under the grants made under the Deferred Share Unit Plan, as a percentage of the Company’s currently outstanding capital, is 0.4%.

The Board of Directors of the Company may, in its sole discretion and without the consent of any eligible participants, amend the Deferred Share Unit Plan at any time; provided, however, that no amendment shall reduce the number of DSUs credited to any eligible participant prior to such amendment. No amendment shall be effective until all applicable approvals, if any, of regulatory authorities and stock exchanges have been obtained. The DSUs issued under the Deferred Share Unit Plan are not assignable or transferable.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series (“Preference Shares”), and an unlimited number of Common Shares. As of September 8, 2006, the Company had no Preference Shares and 47,715,224 Common Shares issued and outstanding.

To the knowledge of the directors and officers of the Company, as at August 25, 2006, the only persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, more than 5% of the issued and outstanding Common Shares are indicated below:

Name	Number and Class of Securities	Percentage of Class
Mackenzie Financial Corporation (“MFC”)	8,347,900 Common Shares	17.5%
Canadian Medical Discoveries Fund Inc. (“CMDF”)	7,250,183 Common Shares	15.2%

1  Includes Common Shares purchasable within 60 days of August 25, 2006.

To the knowledge of the Company, over the past three years, the percentage of the issued and outstanding Common Shares (on a non-diluted basis) held by CMDF has decreased from 21.66% to 12.2% as at April 17, 2006. To the knowledge of the Company, MFC first disclosed itself to be a major shareholder of the Company when it filed an early warning report on July 8, 2005, disclosing that it then held 12.3% of the Company’s issued and outstanding Common Shares (on a non-diluted basis).

As at May 10, 2006, the Company is able to determine from the geographical analysis reports provided by the Company’s transfer agent, approximately 3.5% of the issued and outstanding Common Shares were held by 556 shareholders with addresses of record in the United States. A number of these shares are held in “street” names and may, therefore, be held by several beneficial owners.

The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.	Related Party Transactions

To the knowledge of the Company, during the three (3) most recently completed financial years and the current financial year the only transactions which materially affected the Company and which involved: (a) a director or executive officer of the Company; (b) a person or company beneficially owning or exercising control or direction over more than 10% of the Common Shares of the Company; or (c) an associate or affiliate of the persons or companies referred to in paragraphs (a) and (b), were transactions with Canadian Medical Discoveries Fund Inc. (“CMDF”), with Sirius and with MFC.

To the knowledge of the Company, as at June 30, 2006, CMDF held 5,828,264 Common Shares in the capital of the Company, representing approximately 12.2% of the issued and outstanding capital of the Company on a non-diluted basis. In November 2004, CMDF subscribed for a secured debenture in the aggregate principal amount of $4,141,550 (“Debenture”). CMDF paid for the Debenture by (i) paying $2 million in cash, and (ii) acknowledging repayment of the then outstanding principal of $2,141,550 the Company owed to CMDF pursuant to a loan granted by CMDF in 2002. CMDF also received 673,141 special warrants in connection with its purchase of the Debenture. Each warrant is exercisable for one Common Share at an exercise price of $1.22. The Debenture, which bore interest at 12% per year, was repaid in November 2005 using proceeds the Company received from the issuance of the Note to Laurus.

Dr. Popovich, a director and former chair of the Scientific Advisory Board of the Company, is also the Chief Executive Officer of Sirius, which has licensed certain biomarkers related to drugs used to treat sepsis. The details of this transaction are described above in Item 4.A. “History and Development of the Company” of this registration statement on Form 20-F.

On August 15, 2006, the Company completed a private placement financing of unsecured subordinated debt (the “Unsecured Debentures”), together with common share purchase warrants of the Company, for total gross proceeds to the Company of $6.24 million. The Unsecured Debentures carry an interest rate of 11% per annum with interest payable monthly in arrears and principal to be repaid in full at either 12 months from the closing date or within 30 days in the event of any cash infusion  ( as defined in the Unsecured Debentures) that results in proceeds to the Company of $15 million. Should the Company receive any cash infusion less than $15 million it will repay a pro-rata portion of the Unsecured Debentures. The Company has the option to repay the Unsecured Debentures at any time prior to 12 months from the closing date without penalty. The Unsecured Debentures are subordinated in all respects to the Company’s existing secured convertible note to Laurus and related security and contain customary covenants. Subscribers also received 250 warrants per $1,000 principal amount of the Unsecured Debentures purchased for an aggregate total of 1,560,000 warrants. Each warrant is exercisable for one common share of the Company at an exercise price of $1.15 for the period expiring five years from the closing date. The warrants are subject to customary restrictions on resale under the applicable securities laws. Westwind Partners Inc. and Canaccord Capital Corporation acted as co-lead agents for this financing.

MFC subscribed for $1,950,000 of the Unsecured Debentures and received 487,500 warrants.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements & Other Financial Information

The Company’s audited consolidated financial statements for the financial years ended December 31, 2005, 2004 and 2003 and the consolidated interim financial statements for the interim periods ended June 30, 2006 and 2005 are included elsewhere in this registration statement on Form 20-F.

B.	Significant Changes

The Company has disclosed events subsequent to the end of its financial year ended December 31, 2005 in note 22 to the Company’s audited consolidated financial statements.

Item 9. The Offer and Listing

A.	Offer and Listing Details

On April 12, 2004, the Company listed its Common Shares on the Toronto Stock Exchange (“TSX”) under the symbol TMC. Prior to that date, the Company’s Common Shares had been listed on the TSX Venture Exchange. No other securities of the Company are listed on a stock exchange. The last reported sales price of our Common Shares on September 6, 2006 on the TSX was C$0.99. The following table sets forth the high and low per share sales prices for our Common Shares on the TSX for the periods indicated. A description of the features of the Common Shares can be found under Item 10.A, “Share Capital” below. CIBC Mellon Trust Company is the registrar and transfer agent of the Common Shares. The Company has no current plans to seek a listing of the Common Shares on any other exchange.

Common Shares
TSX

	High Cdn$	Adjusted High(1) Cdn. $	Low Cdn$	Adjusted Low(1) Cdn$

By Year
2000	4.50	22.50	0.15	0.75
2001	0.90	4.50	0.26	1.30
2002	0.47	2.35	0.12	0.60
2003	0.50	2.50	0.21	1.05
2004	0.80	4.00	1.00	1.00
2005	2.50	2.50	1.49	1.49

By Quarter
2003
Quarter 1	0.48	2.40	0.27	1.35
Quarter 2	0.32	1.60	0.21	1.05
Quarter 3	0.50	2.50	0.25	1.25
Quarter 4	0.49	2.45	0.28	1.4
2004
Quarter 1	0.71	3.55	0.36	1.80
Quarter 2	0.80	4.00	0.45	2.25
Quarter 3	2.73	2.73	1.00	1.00
Quarter 4	2.45	2.45	1.04	1.04
2005
Quarter 1	2.40	2.40	1.62	1.62
Quarter 2	2.00	2.00	1.49	1.49
Quarter 3	2.25	2.25	1.83	1.83
Quarter 4	2.50	2.50	1.60	1.60
2006
Quarter 1	1.95	1.95	1.40	1.40
Quarter 2	1.70	1.70	1.01	1.01
By Month
October 2005	1.94	1.94	1.68	1.68
November 2005	2.50	2.50	1.80	1.80

December 2005	1.99	1.99	1.60	1.60
January 2006	1.95	1.95	1.75	1.75
February 2006	1.87	1.87	1.75	1.75
March 2006	1.82	1.82	1.40	1.40
April 2006	1.70	1.70	1.37	1.37
May 2006	1.55	1.55	1.31	1.31
June 2006	1.43	1.43	1.01	1.01
July 2006	1.35	1.35	1.10	1.10
(i) Adjusted for the Company’s 5:1 share consolidation completed in June 2004.

Prior Sales

The following is a summary of the Company’s financing activities during the financial year ended December 31, 2005 and during the current financial year.

Private Placement

On February 3, 2005 the Company completed a private placement of 4,330,000 common shares at $2.15 per common share for total gross proceeds of $9,309,500. The Company also issued 216,500 compensation options to the underwriters. Each compensation option is exercisable until close of business on February 2, 2007 at a price of $2.15 per option, and entitles the holder to acquire one common share of the Company. The private placement was sold through a syndicate of underwriters consisting of Orion Securities Inc. as lead underwriter and including Dlouhy Merchant Group.

2005 Note Financing

On November 23, 2005, the Company completed a debt financing resulting in the issuance by the Company to Laurus of (i) a secured convertible term note (the “Note”) in the aggregate principal amount of U.S. $9.0 million maturing on November 22, 2008, and (ii) a common stock purchase warrant exercisable for 738,723 common shares of the Company at a price of $2.61 per share and expiring on November 22, 2010. The maximum number of common shares of the Company issuable upon conversion under the Note varies in accordance with the Cdn.$/U.S.$ foreign exchange rate in effect at the time of each repayment but, for example, is 3,844,252 common shares at an exchange rate of Cdn.$1.1067 per U.S.$1.00. The Company may repay the Note at any time upon 10 business days’ notice to Laurus for a premium equal to 130% of the principal amount outstanding at the time of such redemption.

The Note bears daily compound interest at a nominal rate per annum equal to the greater of (i) the prime rate published in The Wall Street Journal from time to time, plus 2% (200 basis points), and (ii) 8.5%, in each case plus applicable withholding taxes. The interest rate on the Note will decrease by 3% (300 basis points), to a floor of 0%, for every 25% increase in the Company’s common share price above the “fixed conversion price” (as set out below).

The Note is repayable in principal instalments plus interest over 32 months commencing in March 2006 (with payments of interest only commencing in January 2006). The fixed conversion price for the conversion of any principal amount outstanding under the Note from time to time is $2.39 (with respect to any principal amount that is less than U.S.$9.0 million and equal to or greater than U.S.$6.0 million), $2.61 (with respect to any principal amount that is less than U.S.$6.0 million and equal to or greater than U.S.$3.0 million) and $2.83 with respect to any remaining portion of the principal amount of the Note. Laurus has the right, but not the obligation, to convert all or any portion of the principal amount at any time and from time to time into common shares of the Company. The Company is required to convert cash repayments under the Note into common shares (based on the then applicable fixed conversion price set out above) if the volume weighted average trading price of the Company’s common shares on the TSX for the five (5) trading days immediately preceding such repayment date is greater than or equal to $2.75, $3.00, and $3.25, with respect to each 1/3 principal amount of the Note the “Trading Price Condition”); provided, however, that the amount of such conversion does not exceed 25% of the aggregate dollar trading volume of the common shares for the 22 day trading period immediately preceding the applicable repayment date (the “Trading Volume Condition”). If the Trading Price Condition is satisfied but the Trading Volume Condition is not satisfied, the Company will convert into common shares only such part of the repayment amount that would permit the Trading Volume Condition to be satisfied and any part of such repayment amount that Laurus has not been able to convert into common shares by reason of failing to meet the Trading Volume Condition (or otherwise as a result of the ownership limitations set out below), shall be paid by the Company in cash at the rate of 102% of the repayment amount otherwise due.

. The number of common shares to be issued to Laurus where any principal amount is required to be converted into common shares of the Company, or upon Laurus’ exercise of its conversion rights, shall be the number determined by dividing the U.S.$ principal amount to be converted into common shares (converted into Cdn.$ at the U.S.$/Cdn.$ exchange rate in effect at the date of conversion) by the then applicable fixed conversion price.

Laurus is limited to beneficially owning 4.99% of the common shares of the Company outstanding at any time, subject to exceptions for an event of default under the Note or upon Laurus providing 75 days’ notice to the Company, in which case the maximum percentage of common shares of the Company that can be owned beneficially by Laurus is capped at 19.99%. Based on the year-end exchange rate of Cdn.$1.163 to U.S.$1.00 and conversion of the entire principal amount of the Note, Laurus’ beneficial ownership after giving pro-forma effect to the Offering, would be 8.5% of the Company’s issued and outstanding common shares.

Upon an event of default under the Note, 115% of the principal amount then outstanding shall become due and payable together with interest at the rate of 1% per month.

As security for the Company’s performance of its obligations under the Note, the Company granted Laurus a continuing general security interest over all of the Company’s assets and its subsidiaries. The Company's  subsidiaries also unconditionally guaranteed the Company’s obligations and liabilities under the Note. As additional security in favour of Laurus, the Company pledged to Laurus its shares in its subsidiaries. The terms of the Note include no specific financial covenants.

The proceeds from the Note were used by the Company to repay the principal amount outstanding under the Company’s secured debentures issued on November 12, 2004, for new project development purposes and for general working capital purposes.

Public Offering

On December 19, 2005, the Company completed an offering of 5,600,000 common shares at $1.80 per common share for gross proceeds of $10,080,000. After deducting the financing cost of  $1,151,001, the offering consulted in net proceeds to the Company of $8,928,999. The offering was conducted by way of a short form prospectus in Canada and pursuant to private placement rules in the United States. The underwriting syndicate was led by Canaccord Capital Corporation and included Versant Partners Inc. and Westwind Partners Inc.

TPC Warrant

On December 29, 2005, and pursuant to the Company’s investment agreement with TPC, the Company issued to TPC 2,336,449 common share purchase warrants. Each warrant is exercisable for one common share in the capital of the Company at $1.70 per common share until December 29, 2010.

Unsecured Subordinated Debenture Financing

On August 15, 2006, the Company completed a private placement financing of unsecured subordinated debt, together with common share purchase warrants of the Company, for total gross proceeds to the Company of $6.24 million. Further details regarding this transaction can be found under item 7.B. “Related Party Transactions”.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Company’s Common Shares, no par value, are traded on the TSX under the symbol “TMC”. Prior to April 12, 2004, the Common Shares were traded on the TSX Venture Exchange under the symbol “TMC”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

The authorized share capital of the Company is comprised of an unlimited number of common shares and an unlimited number of preference shares. As of September 8, 2006, there were 47,715,224 common shares and no preference shares issued and outstanding which remains unchanged from the Company’s issued and outstanding capital as at December 31, 2005. Information regarding warrants, convertible obligations and other outstanding equity-linked securities can be found under Item 9.A “Offer and Listing Details”. In addition, shares may also be issuable under the Company’s Option Plan and Deferred Share Unit Plan, the terms of which are described elsewhere in this registration statement on Form 20-F. As discussed elsewhere in this registration statement, the Company consolidated its issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for every five (5) pre-consolidation Common Shares on July 11, 1997. The material provisions of the common shares and the preference shares are discussed below.

Common Shares

The holders of the common shares are entitled to vote at all meetings of shareholders except meetings at which only holders of a specified class of shares are entitled to vote, and holders of the common shares are entitled to one vote for each common share held and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, to receive the remaining property of the Company in the event of liquidation, dissolution or winding-up of the Company.

Preference Shares

The preference shares are issuable in one or more series. Subject to the Company’s articles and the issuance of a certificate of amendment of articles, the board of directors of the Company is authorized to fix the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of preference shares. The preference shares of each series rank on a parity with the preference shares of every other series and are entitled to preference over the common shares and over any other shares of the Company ranking junior to the preference shares.

B.	Memorandum and Articles of Association

Articles

The Company is governed by its articles of incorporation, as amended (the “Articles”) under the OBCA and by its by-laws (the “By-laws”). The Company’s Ontario corporation number is 464951. The Company’s Articles provide that there are no restrictions on the business the Company may carry on or on the powers the Company may exercise. Companies incorporated under the OBCA are not required to include specific objects or purposes in their articles or by-laws.

Directors

The OBCA requires that every director who is a party to a material contract or transaction or a proposed material contract or transaction with a company, or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or a proposed material contract or transaction with the company to disclose in writing to the company or request to have entered in the minutes of the meetings of directors the nature and extent of his or her interest, and shall refrain from voting in respect of the material contract or transaction or proposed material contract or transaction unless the contract or transaction is:

(i)	an arrangement by way of security for money lent to, or obligations undertaken by the director for the benefit of the corporation or an affiliate;

(ii)	one relating primarily to his or her remuneration as a director, officer, employee or agent of the corporation or an affiliate;

(iii)	one for indemnity of, or insurance for directors, as contemplated under the OBCA; or

(iv)	one with an affiliate.

However, a director who is prohibited by the OBCA from voting on a material contract or proposed material contract may be counted in determining whether a quorum is present for the purpose of the resolution, if the director disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to the corporation at the time it was approved.

The Company’s By-laws also states that a director or officer who is a party to, or who is a director or officer of or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Company shall disclose the nature and extent of his interest at the time and in the manner provided by the OBCA.

The Company’s By-laws provide that the directors shall be paid such remuneration as the directors may from time to time by resolution determine. The directors shall also be entitled to be paid their traveling and other expenses properly incurred by them in going to, attending and returning from meetings of directors or committees of directors. If any director or officer of the Company shall be employed or shall perform services for the Company otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer or a body corporate which is employed by or performs services for the Company, the fact of his being a director or officer of the Company shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

The By-laws also provide that, without limiting the borrowing powers of the Company as set forth in the OBCA, the directors of the Company may, from time to time, without the authorization of the shareholders:

(i)	issue, re-issue, sell or pledge debt obligations of the Company, including without limitation, bonds, debentures, notes or other similar obligations of the Company whether secured or unsecured;

(ii)	subject to section 20 of the OBCA, give a guarantee on behalf of the Company to secure performance of any present or future indebtedness, liability or obligation of any person; and

(iii)
charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired, real or personal, movable or immovable, property of the Company, including without limitation, book debts, rights, powers, franchises and undertakings, to secure any present or future indebtedness, liabilities or other obligations of the Company.

The directors may, from time to time, by resolution delegate any of the borrowing powers referred to in the above paragraph to a director, a committee of directors or one or more officers of the Company.

The directors may, by resolution, amend or repeal any by-laws that regulate the business or affairs of the Company. The OBCA requires the directors to submit any such amendment or repeal to the Company’s shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the amendment or repeal.

There are currently no provisions in the Company’s Articles or By-laws that require directors to own shares in the capital of the Company, and no person may act as a director of the Company if he/she is less than 18 years of age, is of unsound mind and has been found so by a court in Canada or elsewhere, or is bankrupt. There is however, no retirement age limit for the directors of the Company.

Rights, Preferences and Dividends Attaching to Shares

Please refer to the description of the Company’s Common Shares and preference shares under Item 10.A “Share Capital”.

Action Necessary to Change the Rights of Shareholders

Under the OBCA, the rights attaching to the different classes of shares may be varied by special resolution passed at a meeting of shareholders by a majority of not less than two-thirds of the votes cast at the meeting or consented to in writing by all the shareholders. In addition, any class or series of the shares that is affected by the amendment in a manner set out in the OBCA is entitled to vote separately as a class. However, the Company’s Articles provide that holders of a share of a class or series shall not be entitled to vote separately as a class or series or dissent upon a proposal to amend the Articles to:

(a)
increase or decrease any maximum number of authorized shares or such class or series, or increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the shares of such class or series;

(b)	effect an exchange, reclassification or cancellation of the shares of such class or series; or

(c)	create a new class or series of shares equal or superior to the shares of such class or series.

Disclosure of Share Ownership

Under applicable securities regulation in Canada, a person or company who beneficially owns, directly or indirectly, voting securities of an issuer or who exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities an insider must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. Additionally, securities regulation in Canada provides for the filing of a report by an insider of a reporting issuer who acquires or transfers securities of the issuer. This report must be filed within 10 days after the end of the month in which the acquisition or transfer takes place.

The rules in the U.S. governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the Securities Exchange Act of 1934 (the ‘‘Exchange Act’’) imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

Limitations on the Rights to Own Shares

The Articles and By-laws do not contain any limitations on the rights to own shares. Furthermore, there are no limitations under the laws of Canada on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act and the Competition Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions or mergers. A summary of the Investment Canada Act and the Competition Act is set forth below.

Investment Canada Act

Under the Investment Canada Act, the acquisition of control of a “Canadian business” by a “non-Canadian” will be subject to review by a government agency if it meets certain financial thresholds. A reviewable acquisition will not be allowed unless the responsible Minister finds that the investment is likely to be of “net benefit” to Canada.

An acquisition of control by a non-Canadian other than a member of the World Trade Organization (“WTO”) will be reviewable by the Investment Review Division of Industry Canada (“Investment Canada”) or the Ministry of Canadian Heritage, in the case of a cultural business, if the value of the assets of the Canadian business of which control is being acquired is (i) Cdn$5 million or more in the case of a “direct” acquisition of a Canadian business; (ii) Cdn$50 million or more in the case of an “indirect” acquisition, unless the Canadian assets acquired constitute more than 50% of the asset value of all entities acquired, in which case the lower threshold of Cdn $5 million or more applies.

Other than in respect of certain “sensitive sector” industries, described below, these thresholds have been increased where the investor is a WTO member, including the U.S. or a WTO member-controlled company or a non-WTO investor, where the Canadian business that is subject of the acquisition is, prior to the acquisition, controlled by a WTO investor. A direct acquisition by a WTO investor or of a WTO investor-controlled business is reviewable only if it involves the direct acquisition of a Canadian business with assets of Cdn $265 million or more for the year 2006 (this figure is adjusted annually to reflect inflation). Indirect acquisitions by WTO investors or of WTO investor-controlled businesses are not reviewable, regardless of the size of the Canadian business acquired, unless the Canadian assets acquired constitute more than 50% of the value of all entities acquired, in which case the Cdn $265 million threshold may apply. However, Investment Canada expressed the view (in September 2002) that an indirect acquisition of control of a non-sensitive sector Canadian business does not require approval regardless of whether the value of the Canadian assets is more than 50% of the value of all of the assets that are acquired in the transaction.

As indicated above, these increased thresholds applicable to WTO investors do not apply to the acquisition of control of a Canadian business that is engaged in certain sensitive areas, namely uranium production, financial services, transportation or culture. In the case of the acquisition of control of a cultural business, the Minister of Canadian Heritage can elect to review the transaction even where it does not exceed the lower asset threshold tests above. Even if the transaction is not reviewable, a non-Canadian must still give notice to Investment Canada of the acquisition of control of a Canadian business within 30 days after its implementation.

Competition Act

Under the Competition Act (Canada), certain transactions are subject to pre-merger notification requirements whereby notification of the transaction and specific information in connection therewith must be provided to the Commissioner of Competition (the “Commissioner”). Such transactions may not be completed until (i) the applicable statutory waiting period (namely 14 days or 42 days for a short-form or long-form filing, respectively) has expired, been waived or been earlier terminated by the Commissioner or ii) the Commissioner has issued an advance ruling certificate. Where the parties elect to file a short-form notification, the Commissioner may require a long-form filing, in which case the waiting period is 42 days from the time the parties submit their long form-filing.

A proposed transaction is subject to pre-merger notification only if the parties to the transaction together with their affiliates have total assets in Canada or total revenues from sales in, from or into Canada that exceed Cdn $400 million in aggregate value. Having met this first threshold, the parties must then provide a pre-merger notification if 1) for an acquisition of assets in Canada, the aggregate value of the assets in Canada or the gross revenues from sales in or from Canada generated by these assets exceeds Cdn $50 million; or 2) in the case of an acquisition of shares of a company, as a result of the proposed acquisition, the person acquiring the shares, together with its affiliates, would own more than 20% (or, if the person making the acquisition already owns more than 20% or more of the voting shares of the target, then more than 50%) of the voting shares of a corporation that are publicly traded, or in the case of a company of which the shares are not publicly traded, the threshold is more than 35% of the voting shares (and more than 50% if the acquiror owns 35% or more of the voting shares of the subject company prior to making the acquisition) and the aggregate value of the assets owned by the target company or corporations controlled by that company in Canada or the revenues in or from Canada generated by those assets exceeds Cdn $50 million.

Whether or not a pre-merger notification filing is required, the Commissioner has jurisdiction to review and challenge the transaction if, in her view, it will or will likely result in a substantial lessening or prevention of competition in any relevant market in Canada.

Annual and Special Meetings of Shareholders

The OBCA, requires the Company to call an annual shareholders’ meeting not later than 15 months after holding the last preceding annual meeting and permits the Company to call a special shareholders’ meeting at any time. In addition, in accordance with the OBCA, the holders of not less than 5% of the Company’s shares carrying the right to vote at a meeting sought to be held may requisition our directors to call a special shareholders’ meeting for the purposes stated in the requisition. The Company is required to mail a notice of meeting and management information circular to registered shareholders not less than 21 days and not more than 50 days prior to the date of any annual or special shareholders’ meeting. These materials also are filed with Canadian securities regulatory authorities and are available on SEDAR at http://www.sedar.com. The Company’s By-laws provide that a quorum of two shareholders in person and each being entitled to vote thereat shall constitute a quorum for the transaction of business at any meeting of shareholders. Shareholders, and their duly appointed proxies and corporate representatives, as well as the Company’s auditors, are entitled to be admitted to the Company’s annual and special shareholders’ meetings.

Other Provisions of Articles and By-laws

There are no provisions in the Articles or By-laws:

(a)	delaying or prohibiting a change in control of the Company that operate only with respect to a merger, acquisition or corporate restructuring;

(b)	discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares;

(c)	requiring disclosure of share ownership; and

(d)	governing changes in capital, where such provisions are more stringent than those required by law.

C.	Material Contracts

Other than the agreements which have been filed or are being filed as exhibit to this registration statement, the Company has not entered into any other material  agreements that are not in the ordinary course of business in the prescribed period and which are still in effect. Summaries of the Laurus note, TPC agreement,  and the employment agreements, the Unsecured Debentures and the Luminex agreement  can be found  under Item 9.A. “Offer and Listing Details”. The "Employment Agreement" section under Item 6.B,  the "Universal Array" section under Item 4.B. "Business Overview" the Liquidity and Capital Resources" section under Item 5 "Operating and Financial Review and Prospectus" and "Related  Party Transactions" Item 7.B.

D.	Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to a non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company’s securities, except as discussed in Item 10.E. “Taxation” below.

E.	Taxation

Canadian Federal Income Taxation

The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of our Common Shares who, at all relevant times, for the purposes of the Canadian Tax Act (as defined below), and any applicable income tax convention, is not, and is not deemed to be resident in Canada, deals at arm’s length with the Company and is not affiliated with the Company, holds such Common Shares as capital property, and does not use or hold and is not deemed or otherwise considered to use or hold such Common Shares in carrying on a business in Canada (a “Non-Resident Shareholder”). Special rules, which are not discussed in the summary, may apply to a non-resident holder that is an insurer that carries on an insurance business in Canada and elsewhere.

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “Canadian Tax Act”), the regulations thereunder, and the Company’s understanding of the current administrative and assessing policies and practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. This summary does not otherwise take into account or anticipate changes in law or administrative or assessing practice, whether by judicial, regulatory, administrative or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations which may be different from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice generally or to any particular holder. Holders should consult their own tax advisors with respect to their own particular circumstances.

Gains on Disposition of Common Shares

No tax will generally be payable under the Canadian Tax Act on any capital gain realized by a Non-Resident Shareholder on the disposition of such Non-Resident Shareholder’s Common Shares unless the Common Shares are “taxable Canadian property” to the Non-Resident Shareholder and the Non-Resident Shareholder is not entitled to relief under an applicable income tax convention.

Generally, the Common Shares will not be taxable Canadian property to a Non-Resident Shareholder at a particular time provided that (1) the Common Shares are listed on a prescribed stock exchange (which includes the TSX) at that time, and (2) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal with at arm’s length, or the Non-Resident Shareholder together with all such persons, have not owned 25% or more of the issued shares of any class or series of the capital stock of the Company at any time during the 60-month period that ends at that time. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be taxable Canadian property.

Dividends on Common Shares

Subject to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident, dividends paid or credited on the Common Shares or deemed to be paid or credited on the Common Shares to a Non-Resident Shareholder will generally be subject to non-resident withholding tax under the Canadian Tax Act at the rate of 25% of the amounts paid or credited. Under the provisions of the Canada-U.S. Income Tax Convention, (1980) (the “Convention”), the rate of withholding tax on dividends paid by the Company to a Non-Resident Shareholder that is a resident of the U.S. entitled to benefits under the Convention and is the beneficial owner of such dividends is generally reduced to (a) 5% if the Non-Resident Shareholder is a company which owns at least 10% of the Company’s voting stock or (b) 15% in all other cases.

U.S. Federal Income Taxation

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of common shares to U.S. Holders (as defined below) who hold common shares as capital assets. This discussion is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change, retroactively or prospectively.

The discussion is for general information only and may not apply to certain categories of shareholders subject to special treatment under the Internal Revenue Code of 1986, as amended (the “Code”), including Non-U.S. Holders (as defined below), holders that are passthrough entities or investors in passthrough entities, dealers or traders in securities or currencies, banks, insurance companies, traders who elect to mark-to-market their securities, persons whose “functional currency” is not the U.S. dollar, tax-exempt entities, and persons that hold common shares as a position in a straddle or as part of a “hedging,” “integrated, “constructive sale” or “conversion” transaction. Moreover, the discussion summarizes only federal income tax consequences and does not address any other U.S. federal tax consequences or any state, local or other tax consequences. ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON SHARES TO THEM, INCLUDING ANY U.S. FEDERAL, STATE, LOCAL OR OTHER TAX CONSEQUENCES (INCLUDING ANY TAX RETURN FILING OR OTHER TAX REPORTING REQUIREMENTS) OF THE OWNERSHIP AND DISPOSITION OF COMMON SHARES.

For purposes of the following discussion, the term “U.S. Holder” means a beneficial owner of common shares that is, for U.S. federal income tax purposes, a U.S. citizen or resident, a corporation created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is includable in gross income for U.S. income tax purposes regardless of its source, or a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person. A “Non-U.S. Holder” means a beneficial owner of common shares that is, for U.S. federal income tax purposes, a nonresident alien or a corporation, estate or trust that is not a U.S. Holder.

Taxation of Dividends

Subject to the following discussion of special rules applicable to “PFICs,” a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on its common shares, including any Canadian taxes withheld from the amount paid, on the date the distribution is received, to the extent that the distribution is paid out of current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in the common shares and, to the extent in excess of such basis, will be treated as a capital gain.

The gross amount of any dividends, if any, paid by the Company to individual U.S. Holders will be taxed for U.S. federal income tax purposes at recently enacted lower rates applicable to certain qualified dividends. The maximum federal income tax rate imposed on dividends received by individuals from U.S. and certain foreign corporations for years 2003 through 2008 is generally 15%. Individual recipients of dividends from foreign corporations will be taxed at this rate, provided that certain holding period requirements are satisfied, if the dividends are received from certain “qualified foreign corporations,” which generally includes corporations located and eligible for treaty benefits in a jurisdiction with which the United States has an income tax treaty that the Secretary of the Treasury determines is satisfactory and includes an information exchange program. The United States Department of the Treasury and the Internal Revenue Service have determined that the Canada-U.S. Income Tax Treaty is satisfactory for this purpose and the Company believes that it qualifies for benefits under that Canada - U.S. Income Tax Treaty. Accordingly, dividends received by U.S. Holders should be entitled to favorable treatment as dividends received with respect to stock of a “qualified foreign corporation.”

In certain circumstances, U.S. Holders may be eligible to receive a foreign tax credit for the Canadian withholding taxes and, in the case of a corporate U.S. Holder owning 10% or more of the voting shares of the Company, for a portion of the Canadian taxes paid by the Company itself. In the alternative, U.S. Holders may have the option of claiming the amount of Canadian taxes withheld as a deduction from gross income. Dividends paid by the Company, if any, generally will not qualify for the dividends received deduction otherwise available to corporate U.S. Holders.

The amount of any dividend paid in Canadian dollars will equal the U.S. dollar value of the Canadian dollars received calculated by reference to the exchange rate in effect on the date the dividend is distributed regardless of whether the Canadian dollars are converted into U.S. dollars. If the Canadian dollars received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will be treated as ordinary income or loss.

Sale, Exchange or Other Disposition

Subject to the following discussion of special rules applicable to “PFICs,” U.S. Holders will generally recognize capital gain or loss on the sale, exchange or other disposition of common shares. A capital gain from the sale, exchange or other disposition of shares held for more than one year is a long-term capital gain and is eligible for a maximum 15% rate of taxation for non-corporate taxpayers. Any gain or loss recognized by a U.S. Holder will generally be treated as United States source gain or loss. The deduction of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

In general, a “passive foreign investment company” (a “PFIC”) is any foreign corporation if, after the application of certain “look-through” rules, (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

The determination as to PFIC status is made annually. Generally, once a corporation becomes a PFIC, it remains a PFIC unless specific action is taken by shareholders. If a U.S. Holder is treated as owning PFIC stock, the U.S. Holder will be subject to special rules generally intended to eliminate the benefit of the deferral of U.S. federal income tax that results from investing in a foreign corporation that does not distribute all its earnings currently. These rules may adversely affect the tax treatment to a U.S. Holder of dividends paid by the Company and of sales, exchanges and other dispositions of the Company common shares, and may result in other adverse U.S. federal income tax consequences.

The Company believes that it is not currently a PFIC and does not expect to become a PFIC in the future. However, there can be no assurance that the Internal Revenue Service will not successfully challenge the Company’s position or that the Company will not become a PFIC at some future time as a result of changes in its assets, income or business operations.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends in respect of the common shares and the proceeds received on the disposition of common shares paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients (such as corporations), and backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or is otherwise subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability.

F.	Dividends and Paying Agents

The Company’s current policy is to retain future earnings to finance the growth and development of the Company’s business. Therefore, the Company has no current intention of paying cash dividends in the foreseeable future. There may be circumstances, however, in the future, when the Company may change its position on paying dividends. Other than the Company’s obligations to TPC and to Laurus, which may affect the Company’s ability to pay dividends in certain circumstances, the Company is not aware of any restriction that could prevent it from paying dividends in the future.

G.	Statements by Experts

The Company’s auditors, Ernst & Young LLP, Ernst & Young Tower, 222 Bay Street, P.O. Box 251, Toronto-Dominion Centre, Toronto, Ontario, Canada, M5K 1J7, have consented to the inclusion in this registration statement on Form 20-F of the auditors’ report on the Company’s audited consolidated balance sheets as at December 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2005.

H.	Documents on Display

Upon effectiveness of this registration statement, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports and other information with the Securities and Exchange Commission (“SEC”). You may read and copy any of the Company’s reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov/edgar.shtml. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The Company is required to file reports and other information with the Canadian securities regulators. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the Canadian securities regulators. These filings are also electronically available from the Canadian System for Electronics Document Analysis and Retrieval (SEDAR) at http://www.sedar.com, the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholder. This Company has included in this registration statement certain information disclosed in our Proxy Statement prepared under Canadian securities rules.

The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this registration statement has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this prospectus (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: 439 University Avenue, Suite 900, Toronto, Ontario, Canada, M5G 1Y8, Attention: Chief Financial Officer, telephone number (416) 593-4323.

I.	Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss from adverse changes in market prices and interest rates. The Company’s future earnings, cash flows and fair values of relevant financial instruments are dependent upon prevailing market interest and foreign exchange rates. The Company’s interest rate risk exposure results from its investment portfolio, its convertible debentures and its TPC loan.

The securities held by the Company in its investment portfolio are subject to changes in market interest rates. At any time, sharp changes in interest rates can affect the fair value of the investment portfolio and interest earnings. Due to the short-term to maturity and the conservative nature of the portfolio, the Company believes that in the event of a 10% change in market interest rates, the change in the fair value of its investment portfolio would be insignificant to the financial statements. Currently, the Company does not hedge these interest rate exposures. The Company places its investments with high quality issuers and limit the amount of credit exposure to any one issuer and do not use derivative financial instruments in its investment portfolio. The Company invests in highly liquid, investment-grade securities and money market funds of various issues, types and maturities. These securities are classified as available-for-sale and are recorded on the balance sheet at fair value with unrecorded gains or losses reported as accumulated other comprehensive income as a separate component of shareholders’ equity.

The fair value of the convertible debentures, which bears interest at variable rates, is affected by changes in interest rates and changes in foreign exchange rates. If market interest rates were to increase by 10%, the fair value of the debentures would increase by approximately $200,000, the increase in interest expense would decrease future cash flows by approximately $150,000 and increase future net loss by approximately $350,000. If market interest rates were to decrease by 10%, the fair value of the debentures would decrease by approximately $300,000, the decrease in interest expense would increase future cash flows by approximately $150,000 and net loss by approximately $350,000.

If foreign rates were to increase by 10% the fair value of the convertible debentures and net loss would increase by approximately $1,000,000. If foreign exchange rates were to decrease by 10% the fair value of the convertible debentures and net loss would decrease by approximately $1,000,000.

The fair value of the TPC loan is affected by changes in interest rates and by changes in foreign exchange rates which affect the reported amounts of revenues and therefore the amount and timing of royalty payments to TPC. If market interest rates were to increase by 10% the fair value of the TPC loan would decrease by approximately $30,000. Further, if market interest rates were to decrease by 10% the fair value of the TPC loan would increase by approximately $28,000. If foreign rates were to increase by 10% the fair value of the TPC loan would increase by approximately $76,000. Further, if foreign exchange rates were to decrease by 10% the fair value of the TPC loan would decrease by approximately $111,000.

Item 12. Description of Securities Other Than Equity Securities

A. Debt Securities

Not Applicable.

B. Warrants and Rights

Not Applicable.

C. Other Securities

Not Applicable.

D. American Depository Shares

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Not applicable.

Item 16A. Audit Committee Financial Expert

Not applicable.

Item 16B. Code of Ethics

Not applicable.

Item 16C. Principal Accountant Fees and Services

Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 to F-41.

Item 19. Exhibits

1.1	Articles of Incorporation and amendments thereto of Tm Bioscience Corporation.

1.2**	By-laws of Tm Bioscience Corporation.

4.1 **	Term note dated November 22, 2005, issued to Laurus by the Company in the amount of U.S. $9,000,000, which is secured and convertible into common shares of the Company.

4.2**	Employment Agreement dated January 1, 2005 between Tm Bioscience Corporation and Gregory C. Hines.

4.3	Amending Agreement dated September 5, 2006 between Tm Bioscience Corporation and Gregory C. Hines.

4.4**	Employment Agreement dated July 30, 2002 between Tm Bioscience Corporation and Alan Coley.

4.5	Amending Agreement dated September 5, 2006 between Tm Bioscience Corporation and Alan Coley.

4.6	Employment Agreement dated September 5, 2006 between Tm Bioscience Corporation and Richard Janeczko.

4.7	Employment Agreement dated September 5, 2006 between Tm Bioscience Corporation and James Pelot .

4.8	Employment Agreement dated September 5, 2006 between Tm Bioscience Corporation and Jeremy Bridge-Cook.

4.9**	Incentive Share Option Plan of Tm Bioscience Corporation.

4.10**	Deferred Share Unit Plan of Tm Bioscience Corporation.

4.11	Agreement with Her Majesty the Queen in right of Canada, as represented by the Minister of Industry dated December 3, 2003.

4.12	Unsecured Subordinated Debenture issued by the Company to Gundy Co. in the aggregate principal amount of $3,050,000.

4.13
Unsecured Subordinated Debenture issued by the Company to Oppenheim Pramerica Asset Management S.à r.l. on behalf of the fund FCP OP MEDICAL Biohealth-Trends in the aggregate principal amount of $1,100,000.

4.14	Unsecured Subordinated Debenture issued by the Company to PHARMA/wHEALTH Management Company S.A. acting on behalf of the fund PHARMAw/HEALTH in the aggregate principal amount of $140,000.

4.15	Unsecured Subordinated Debenture issued by the Company to Jayvee & Co. in the aggregate principal amount of $1,950,000.

4.16*	Amended and Restated Development and Supply Agreement dated March 28, 2006 with Luminex Corporation.*

8.1**	List of Subsidiaries.

15.1	Consent of Ernst & Young LLP

*To be filed by further amendment and following a confidential treatment request.

** Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

TM BIOSCIENCE CORPORATION

Date: September 14, 2006	By:	/s/ James Pelot
James Pelot
Title Chief Operating Officer and Chief Financial Officer

Consolidated Financial Statements

Tm Bioscience Corporation

December 31, 2005

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of

Tm Bioscience Corporation

We have audited the consolidated balance sheets of Tm Bioscience Corporation (the “Company”) as at December 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board [United States]. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2005 and 2004 and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with Canadian generally accepted accounting principles.

Toronto, Canada

March 17, 2006	By:	/s/ Ernst & Young LLP
Except for note 23, which is as of May 25, 2006		Ernst & Young LLP
Title Chartered Accountants

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the Board of Directors dated March 17,  2006, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events when they are adequately disclosed in the consolidated financial statements.

Toronto, Canada

March 25, 2006	By:	/s/ Ernst & Young LLP
Ernst & Young LLP
Title Chartered Accountants

F-2

Tm Bioscience Corporation

CONSOLIDATED BALANCE SHEETS

[see Basis of Presentation, note 1]

As at December 31

	2005	2004
	$	$
ASSETS [note 8[b]]
Current
Cash and cash equivalents	8,972,594	1,333,228
Short-term investments [note 4]	7,042,035	3,679,932
Trade accounts receivable [note 17]	1,245,333	1,020,966
Other accounts receivable	613,680	120,872
Inventory [note 5]	3,619,714	1,855,456
Prepaid expenses	46,305	84,381
Total current assets	21,539,661	8,094,835
Capital assets, net [note 6]	4,340,712	3,434,821
Intangible assets, net [note 7]	2,765,363	699,495
Deferred financing costs, net [note 9]	777,901	535,405
Other asset [note 10]	1,438,347	—
	30,861,984	12,764,556

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 17]	6,049,940	1,875,583
Current portion of deferred revenue [note 15]	123,805	79,243
Current portion of long-term debt [note 8]	2,476,582	—
Income taxes payable [note 16]	82,273	21,000
Total current liabilities	8,732,600	1,975,826
Deferred leasehold inducement [note 14]	348,118	240,913
Deferred revenue [note 15]	123,970	144,127
Deferred share units [note 12]	301,075	127,896
Long-term debt [note 8]	9,033,181	8,126,057
Total liabilities	18,538,944	10,614,819

Shareholders’ equity
Capital stock [note 11]	66,871,280	43,265,955
Contributed surplus [note 11]	9,937,955	8,202,511
Deficit	(64,486,195)	(49,318,729)
Total shareholders’ equity	12,323,040	2,149,737
	30,861,984	12,764,556

Commitments [note 14]

See accompanying notes

On behalf of the Board:

/s/ Gregory C. Hines	/s/ John R. Frederick
Director	Director

Tm Bioscience Corporation

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended December 31

	2005	2004	2003
	$	$	$

Revenue [note 13]	7,674,170	3,850,013	1,155,633

Expenses
Cost of goods sold	4,306,742	2,816,684	826,464
Research and development, net [note 16]	3,770,027	3,816,180	2,755,138
Sales, general and administrative	10,980,247	8,165,723	4,561,407
	19,057,016	14,798,587	8,143,009
Loss before the undernoted	(11,382,846)	(10,948,574)	(6,987,376)
Interest expense from long-term debt	(3,317,320)	(882,376)	(862,783)
Other financial (expenses) income, net	(385,345)	13,452	41,270
Loss before income taxes	(15,085,511)	(11,817,498)	(7,808,889)
Income tax expense [note 16]	(81,955)	(21,000)	-
Net loss for the year	(15,167,466)	(11,838,498)	(7,808,889)

Deficit, beginning of year	(49,318,729)	(37,480,231)	(29,671,342)
Deficit, end of year	(64,486,195)	(49,318,729)	(37,480,231)

Basic and diluted loss per common share [note 11]	$(0.37)	$(0.34)	$(0.31)

Weighted average number of common shares
outstanding [note 11]
Basic and diluted	40,644,715	34,766,222	25,237,393

See accompanying notes

Tm Bioscience Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31

	2005	2004	2003
	$	$	$
OPERATING ACTIVITIES
Net loss for the year	(15,167,466)	(11,838,498)	(7,808,889)
Add (deduct) items not involving cash:
Depreciation and amortization	1,244,294	987,291	619,283
Loss (gain) on disposal of capital assets	30,380	(6,936)	—
Loss on impairment of intangible assets	131,559	—	—
Amortization of deferred leasehold inducement	(61,475)	(59,367)	(22,465)
Accretion of loan discount [note 8]	1,184,865	198,671	371,041
Loss on settlement of debt [note 8]	870,017	—	—
Accretion of convertible debenture discount [note 8]	92,135	—	—
Amortization of deferred financing costs [note 9]	380,235	105,013	19,825
Stock option compensation expense and deferred share units [note 12]	661,241	455,400	171,883
Government loan interest accrual [note 8]	300,313	110,291	—
(Gain) loss on foreign exchange [note 17]	(76,367)	10,515	—
	(10,410,269)	(10,037,620)	(6,649,322)
Changes in non-cash working capital balances
related to operations:
Increase in trade accounts receivable	(224,367)	(302,777)	(718,189)
(Increase) decrease in other accounts receivable	(492,808)	192,450	(123,738)
Increase in inventory	(1,764,258)	(755,877)	(1,032,017)
Decrease in prepaid expenses	38,076	6,940	2,403
Increase (decrease) in deferred revenue	24,405	(21,177)	244,547
Increase in accounts payable and accrued liabilities	2,888,757	95,226	868,221
Increase in income taxes payable	61,273	21,000	—
Cash used in operating activities	(9,879,191)	(10,801,835)	(7,408,095)

INVESTING ACTIVITIES
Purchase of capital assets	(1,920,071)	(2,047,155)	(1,362,181)
Purchase of intangible assets	(1,285,021)	(392,679)	(421,814)
Purchase of short-term investments	(32,393,800)	(15,936,426)	(14,006,615)
Sale of short-term investments	29,031,697	20,288,609	10,998,152
Cash (used in) provided by investing activities	(6,567,195)	1,912,349	(4,792,458)

FINANCING ACTIVITIES
Increase in deferred leasehold inducement	168,680	13,063	309,682
Proceeds from long-term debt	11,753,126	10,536,450	—
Repayment of long-term debt	(8,641,550)	(3,525,345)	(1,136,055)
Share issuance costs [note 11]	(1,923,543)	—	(1,418,926)
Increase in deferred financing costs [note 9]	(933,687)	(587,287)	—
Issuance of common shares [note 11]	23,662,726	1,053,039	17,111,398
Cash provided by financing activities	24,085,752	7,489,920	14,866,099

Net increase (decrease) in cash and cash equivalents
during the year	7,639,366	(1,399,566)	2,665,546

Cash and cash equivalents, beginning of year	1,333,228	2,732,794	67,248

Cash and cash equivalents, end of year	8,972,594	1,333,228	2,732,794
Supplemental cash flow information
Income taxes paid	23,531	—	—

Interest paid	927,709	442,274	496,426

See accompanying notes

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

1. BASIS OF PRESENTATION

These consolidated financial statements of Tm Bioscience Corporation [“Tm” or the “Company”] have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

As at December 31, 2005, the Company had working capital of $12,807,061 and an accumulated deficit of $64,486,195 resulting from losses in the current and prior periods. As the Company is in the early stages of commercialization for its products, the Company’s ability to continue operations is uncertain and is dependent upon its ability to obtain sufficient financing and improve operating results.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue operations in the normal course of business. Such adjustments could be material.

2. DESCRIPTION OF BUSINESS

The Company is incorporated under the laws of the Province of Ontario. Tm is a DNA-based diagnostics company developing a suite of genetic tests. Tm’s product pipeline includes tests for genetic mutations related to hematology, cystic fibrosis, toxicology and other debilitating genetic disorders. The Company’s common shares trade on the Toronto Stock Exchange [“TSX”].

These consolidated financial statements include the accounts of Tm, its wholly owned U.S. subsidiaries, Tm Technologies, Inc., and Tm Bioscience, Inc., and two wholly owned Canadian subsidiaries, Tm Bioscience PGX Inc. and Tm Bioscience HG Inc. All intercompany balances and transactions have been eliminated. The consolidated financial entity shall be referred to herein as the “Company”.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in the preparation of these consolidated financial statements:

Cash and cash equivalents

Cash equivalents comprise only highly liquid investments with original maturities of less than 90 days at the time of purchase.

Short-term investments

Short-term investments are temporary investments with original maturities greater than 90 days and less than one year, and are valued at cost plus accrued interest which approximates market value.

Inventory

Inventory is comprised of raw materials, work-in-process, finished goods and packaging. Raw materials are stated at the lower of cost and replacement cost, and work-in-process and finished goods are valued at the lower of cost, determined on a first-in, first-out basis and market, determined by net realizable value assessment. The cost of raw materials and packaging is the purchase price of the product, net of trade discounts and the application of attributable overheads based on normalized production capacity. The cost of finished goods and work-in-process includes the cost of raw materials, direct labour, and the application of attributable overheads based on normalized production capacity.

Goods in inventory including raw materials, work-in-process and finished goods may be consumed by the research and development group in the normal course of business. The cost of goods consumed by research and development is charged to expense in the period of consumption.

Capital assets

Capital assets are recorded at cost less accumulated depreciation. The rates and methods used to depreciate the cost of the capital assets over their estimated useful lives are as follows:

Manufacturing equipment	5 - 7 years straight-line
Research equipment	5 - 7 years straight-line
Assets on loan/rental (Luminex xMAP™ Instrument)	5 - 7 years straight-line
Quality control equipment	5 years straight-line
Furniture and fixtures	5 years straight-line
Computer software	30% - 50% declining balance
Computer equipment	3 years straight-line
Leasehold improvements	Straight-line over the term of the lease

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

The Company classifies the recorded value of Luminex xMAP™ Instruments [“the Instruments”] placed within the reagent rental program and the Instruments on loan to customers separately from other capital assets [in “Assets on loan/rental”].

Government assistance

Government assistance with respect to capital assets is netted against the related asset when received. Assistance related to research and development costs is deferred until the respective costs are incurred and all conditions have been met and then is netted against associated research and development costs when assistance is received.

Intangible assets

Intangible assets are initially recorded at cost. The cost of intangible assets is amortized over their estimated useful lives using the following rates and methods:

Product-related software	30% declining balance
Genetic-marker licenses	5 years straight-line from sale of first product
Fundamental patents	Straight-line over the remaining life of the patent

Deferred financing costs

Financing costs relating to long-term debt have been deferred and are being amortized on the effective interest rate basis over the term of the debt.

Research and development

Research costs are expensed in the year incurred. Development costs related to the enhancement of the Company’s technology are expensed in the year in which they are incurred unless the costs meet generally accepted accounting criteria for deferral and amortization. No development costs have been deferred to date.

Foreign currency translation

Foreign currency transactions are translated into Canadian dollars using the exchange rate in effect at the date of the transaction. At each balance sheet date, monetary items denominated in foreign currencies are translated into Canadian dollars at the balance sheet date exchange rate. Non-monetary assets and liabilities denominated in foreign currencies, along with depreciation and amortization expense, are translated at historical exchange rates. Exchange gains and losses arising on translation or settlement of foreign currency denominated monetary items are included in net income or loss for the year.

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Financial instruments

The fair value of financial instruments approximates their carrying value unless otherwise disclosed in the consolidated financial statements.

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

Loss per common share

Loss per common share is calculated based on loss attributable to common shareholders. Basic loss per common share is calculated using the weighted average number of common shares outstanding during the year. The computation of diluted loss per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of warrants and stock options is determined using the treasury stock method. The dilutive effect of convertible securities is determined using the “if-converted” method.

Income taxes

The Company uses the liability method of accounting for income taxes which requires the recognition of future income taxes for the differences between the carrying value of assets and liabilities and their related tax bases. Future income tax assets and liabilities are measured using the substantively enacted income tax rates expected to apply in the year in which timing differences are expected to be recovered or settled. They also establish criteria for recognition of future income tax assets related to tax losses carried forward based on a more likely than not test of recovery. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

Operating leases and leasehold inducements

Payments for operating leases are charged to income on a straight-line basis over the term of the lease. In situations where the Company receives a leasehold inducement benefit in relation to its leased premises, the Company follows the treatment of amortizing the entire benefit over the term of the lease in order to produce an equal rent adjustment in each period.

Revenue recognition

The Company’s principal revenue streams and their respective accounting treatments are discussed below:

[i] Product sales

Product sales revenue is recognized when a persuasive commercial arrangement exists with the customer, the sales price is fixed and determinable at the time of shipment, upon shipment and transfer of title to the customer and fulfillment of any significant post-delivery obligations. For commercial reasons, the Company may provide a limited right of return. In such cases, the associated revenue must meet all the criteria for recognition in accordance with the Emerging Issues Committee [“EIC”] - 141 “Revenue Recognition” in order to be recognized in the period.

Reserves are provided for anticipated warranty expenses at the time the associated revenue is recognized.

Reagent rental transactions are structured such that customers pay an “Instrument premium” for the Company’s Tag-It™ Mutation Detection Kits over a contractually agreed period, usually two or three years, and against a minimum purchase volume. The premium over the contract term is intended to provide a return to the Company on the value of the Instrument rented by the customer and any associated warranty costs. At the end of the contract term, the Instrument is returned to the Company. The portion of revenue related to the Instrument and warranty under the reagent rental program is recognized as Mutation Detection Kits are shipped over the period of the customer supply agreement in accordance with EIC-142 “Revenue Arrangements with Multiple Deliverables”. During the period of the contractual arrangement, costs associated with the Instruments used in the reagent rental program, including depreciation on the Instruments, are expensed to cost of sales.

[ii] Instrument sales

Revenue from the direct sale of the Instrument is recognized following receipt of a purchase order, shipment of product, and transfer of title when sold directly to the end user. When the Company enters into customer contracts where both the purchase of an Instrument and a subsequent sale of Mutation Detection Kits occur, the delivery of the Instrument is accounted for as a separate unit of accounting from the delivery of Mutation Detection Kits, in accordance with EIC - 142. The Instrument is normally sold with a one year manufacturer’s warranty. In certain cases, the Company provides, at the option of the Customer, an extended warranty for a maximum term of two years. The fair value of the warranty is recorded as deferred revenue and recognized rateably over the warranty period included in the customer contract. The fair value of the warranty is based on market value of the warranty service.

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

[iii] Contract research and development fees

Contract research and development fees revenue consists of research and development funding under collaborative agreements with the Company’s various strategic partners and may include multiple elements within a single contract. The Company’s accounting policy complies with the revenue determination requirements set forth in EIC - 142, relating to the separation of multiple deliverables into individual accounting units with determinable fair values. Payments received under collaborative arrangements may include the following: non-refundable fees at inception of contract for technology rights; funding for services performed; and milestone payments for specific achievements.

Contract research and development funding generally compensates the Company for technical integration and validation study expenses related to collaborative development programs for certain technologies, products and product candidates of the Company. Such funding may take the form of study expense recovery, or milestones relating to the delivery of specific technical achievements. Study expense recovery revenue is recognized at the time research and development activities are performed under the terms of the collaborative agreements. Milestone payments are recognized according to the contract terms as the milestones are achieved, to the extent that no performance obligations remain. In either case, collectibility must be reasonably assured.

[iv] Licensing and development fees

Licensing and development fees revenue comprises payments derived from licensing of the Company’s products and technologies. These payments may be earned in the form of milestones, either technical or commercial, periodic payments, or as royalties in proportion to the product licensee’s revenue. In collaborative agreements which include both license fees and contract research and development fees for which the fair value of the undelivered item is not available, the contract research and development payments are deferred and recognized on a straight-line basis over the term of the license, in accordance with EIC - 142.

In the event that payments received exceed revenue earned, such funds are included in deferred revenue. The excess of revenue earned over payments received or amounts invoiced is included in accounts receivable.

Warranty provision

The Company has two types of warranties: product-based warranty and Instrument-based warranty. The estimated product warranties are provided for when product revenue is recognized. The estimated cost of Instrument warranties is provided for at the time associated warranty revenue is recognized. This warranty obligation is affected by Instrument failure rates, material usage and service delivery costs incurred in correcting Instrument failures. Should actual Instrument failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.

Stock-based compensation plan

In the fiscal year ended December 31, 2003, under the transitional provisions of revised CICA Section 3870 “Stock-Based Compensation and other Stock-Based Payments”, the Company prospectively adopted the fair value method of accounting for the stock options granted under its stock option plan. The Company charges to income over the vesting period the fair value of stock options granted, modified or settled in fiscal 2005 and 2004. An amount equal to compensation expense is initially credited to contributed surplus and transferred to capital stock when the option is exercised. Consideration received on the exercise of stock options is credited to capital stock.

Deferred share unit plan

In the fiscal year ended December 31, 2004, the Company implemented a new stock-based compensation plan specifically for its non-employee directors. Under the ‘Deferred share unit plan for non-employee directors and SAB members’ [“DSU”] Plan, each eligible director may elect to be paid annual retainers fees and/or meeting attendance fees in DSUs rather than in cash. A DSU is a notional unit, equivalent in value to a common share, calculated quarterly using the volume weighted average trading price per common share for the five (5) trading days prior to the quarter. Payment of DSUs is not made until such time as the director leaves the Board, and may be in cash or in common shares of the Company, at the discretion of the director.

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

Impairment of long-lived assets

Long-lived assets are comprised of capital assets and intangible assets subject to amortization, which are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverability of long-lived assets is determined by evaluating whether the carrying value of such assets can be recovered from estimated undiscounted future operating cash flows. Should impairment exist, the impairment loss would be measured based on the excess of the carrying value of the assets over the present value of the future operating cash flows.

Asset retirement obligations

Effective January 1, 2004, the Company adopted the recommendations of CICA Section 3110 “Asset Retirement Obligations” [“CICA 3110”]. Under the new standard the Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized over the expected useful life of the asset. The adoption of CICA 3110 did not have any impact on the Company’s consolidated financial statements.

4. SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

	2005	2004
	$	$

Commercial paper and government bonds	7,007,035	3,644,932
Guaranteed investment certificates	35,000	35,000
	7,042,035	3,679,932

The Company invests cash on hand in fully liquid commercial paper and government bonds. At December 31, 2005, annualized yield to maturity on short-term investments ranged from 2.00% to 3.50% [2004 - 1.64% to 2.56%]. Interest income for the year was $205,147 [2004 - $138,799, 2003 - $63,156]. The Company purchases only investment-grade instruments comprised of bonds with a rating of A or better, as well as bankers’ acceptances and money market instruments with a rating of R1Mid or higher.

5. INVENTORY

Inventory consists of the following:

	2005	2004
	$	$

Raw Materials	940,640	642,466
Work-in-progress	1,884,821	850,410
Finished goods	762,206	329,203
Packaging	32,047	33,377
	3,619,714	1,855,456

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

6. CAPITAL ASSETS

Capital assets consist of the following:

	2005		2004
		Accumulated		Accumulated
	Cost	depreciation	Cost	depreciation
	$	$	$	$

Manufacturing equipment	483,487	225,346	478,249	132,524
Research equipment	1,311,495	813,141	986,710	673,214
Assets on loan/rental	1,771,187	362,131	1,233,760	183,015
Quality control equipment	240,380	89,216	183,657	49,392
Furniture and fixtures	495,066	173,073	246,678	126,410
Computer software	604,687	295,354	552,855	174,722
Computer equipment	566,080	386,743	446,288	289,341
Leasehold improvements	2,024,423	811,089	1,506,892	571,650
	7,496,805	3,156,093	5,635,089	2,200,268
Less accumulated depreciation	3,156,093		2,200,268
Net book value	4,340,712		3,434,821

In 2005, the Company wrote off assets totaling $58,355 [2004 - nil, 2003 - $81,036] and having accumulated depreciation of $27,975 [2004 - nil, 2003 - $79,014]. Depreciation expense related to capital assets for the year ended December 31, 2005 was $983,800 [2004 - $833,294, 2003 - $558,433].

7. INTANGIBLE ASSETS

Intangible assets consist of the following:

	2005		2004
		Accumulated		Accumulated
	Cost	amortization	Cost	amortization
	$	$	$	$

Product-related software	218,156	123,771	218,156	83,321
Genetic-marker licenses	517,065	119,875	696,186	131,526
Fundamental patents	2,345,800	72,012	-	-
	3,081,021	315,658	914,342	214,847
Less accumulated amortization	315,658		214,847
Net book value	2,765,363		699,495

In 2005, the Company recognized an impairment loss of $131,559 [2004 - nil, 2003 - nil] on genetic-marker licenses with a cost of $291,243 and having accumulated amortization of $159,684 since their total carrying amount was not recoverable and exceeded their fair value. This loss has been included in sales, general and administrative expenses. Amortization expense related to intangible assets for the year ended December 31, 2005 was $260,494 [2004 - $153,997, 2003 - $60,850].

During 2005, the Company acquired license rights to certain intellectual property for which a new intangible asset class was created called ‘Fundamental Patents’. This class is amortized straight-line over the remaining life of the patent.

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

8. LONG-TERM DEBT

Long-term debt is as follows:

	$ TPC [a]	$ Debentures [b]	$ Convertible debentures [b]	$ CMDF [c]	$ Total
Principal outstanding - December 31, 2003	-	-	-	3,525,345	3,525,345
Less: amount representing future imputed interest	-	-	-	(358,215)	(358,215)
Recorded loan balance - December 31, 2003	-	-	-	3,167,130	3,167,130
(Reductions) increases in principal	1,894,900	8,641,550	-	(3,525,345)	7,011,105
Less: amount representing future imputed interest	(648,938)	(1,997,540)	-	-	(2,646,478)
Add: imputed interest charge	55,703	125,794	-	131,073	312,570
Add: loan interest accrual	54,588	-	-	227,142	281,730
Increase (decrease) in loan balance	1,356,253	6,769,804	-	(3,167,130)	4,958,927
Recorded loan balance - December 31, 2004	1,356,253	6,769,804	-	-	8,126,057
(Reductions) increases in principal	1,205,126	(8,641,550)	10,548,000	-	3,111,576
Less: amount representing future imputed interest	(412,714)	686,881	(1,443,854)	-	(1,169,687)
Add: imputed interest charge	149,073	1,184,865	92,135	-	1,426,073
Add: loan interest accrual	151,240	-	-	-	151,240
Less: foreign exchange gain	-	-	(135,496)	-	(135,496)
Increase (decrease) in loan balance	1,092,725	(6,769,804)	9,060,785	-	3,383,706
Recorded loan balance - December 31, 2005	2,448,978	-	9,060,785	-	11,509,763
Principal outstanding - December 31, 2005	3,100,026	-	10,467,000	-	13,567,026
Less: amount representing future imputed interest	(856,876)	-	(1,406,215)	-	(2,263,091)
Add: loan interest accrual	205,828	-	-	-	205,828
Short-term portion - recorded loan balance	-	-	2,476,582	-	2,476,582
Long-term portion - recorded loan balance	2,448,978	-	6,584,203	-	9,033,181

In 2005, the Company had a cash interest expense related to its long-term debt of $927,709 [2004 - $442,274, 2003- $496,426].

[a] On December 12, 2003, the Company entered into an agreement with the Ministry of Industry of the Government of Canada under which the Government will invest up to $7,300,000 in the Company’s $25,000,000 project to establish novel processes, capabilities and facilities relating to the development of several genetic tests. Funds will be advanced from Technology Partnerships Canada [“TPC”], a special operating program. The $7,300,000 investment represents 29.2% of the total forecast project value. The actual investment received by the Company is predicated on eligible expenditures made over the project period. Eligible expenditures are submitted to TPC for claims processing and reviewed on a quarterly basis. The full amount of the investment is expected to be received by December 31, 2007.

The Company has agreed to pay TPC a royalty on its revenue commencing in 2007 at a rate between 1% and 2.5% of the prior year’s gross sales. Aggregate royalty repayment will continue until a maximum of $9,750,000 has been paid or until April 30, 2015, whichever is earlier. In December 2005, the Company issued 2,336,449 share purchase warrants with a fair value of $2,500,000, each of which is exercisable at a price of $1.70 beginning from May 1, 2006 until close of business on December 29, 2010 and entitle the holder to acquire one common share of the Company [Note 11[i]]. The royalty repayments and the warrants valuation will be pro-rated downward should TPC’s investment be less than the full $7,300,000.

As funds are advanced, the recorded loan balance is reduced pro-rata to allow the Company to reflect the fair value of the committed warrants in contributed surplus. Based on these forecast values, using an amortization approach, the Company has established a yield on the funds over the life of the TPC investment. The portion of the yield represented by the royalties [6.7% effective annual yield] is reflected as a non-cash interest charge on the consolidated statements of loss and deficit and an accrual of interest payable added to the face value of the amount owing. This amount is $151,240 for the year ended December 31, 2005 [2004 - $54,588, 2003 - $nil]. The portion of the yield represented by the warrant value [6.8% effective annual yield] is also reflected as a non-cash interest charge on the consolidated statements of loss and deficit and a corresponding increase in the face value of the amount owing. This amount is $149,073 for the year ended December 31, 2005 [2004 - $55,703, 2003 - $nil].

As at December 31, 2005, the Company has received 100% reimbursement on eligible expenditures claimed of $3,100,026.

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

8. LONG-TERM DEBT (continued)

[b] On November 23, 2005, the Company completed a debt financing resulting in the issuance by the Company to Laurus Master Fund, Ltd. [“Laurus”] of (i) a secured convertible term note (the “Note”) in the aggregate principal amount of U.S. $9.0 million maturing on November 22, 2008, and (ii) a common stock purchase warrant [the “Warrant”] exercisable for 738,723 common shares of the Company at a price of $2.61 per share and expiring on November 22, 2010. The maximum number of common shares of the Company issuable upon conversion under the Note varies in accordance with the Cdn.$/U.S.$ foreign exchange rate in effect at the time of each repayment but, for example, is 4,039,817 common shares at the year end exchange rate of Cdn.$1.163 per U.S.$1.00. The Company may repay the Note at any time upon 10 business days’ notice to Laurus for a premium equal to 130% of the principal amount outstanding at the time of such redemption.

The Note bears daily compound interest at a nominal rate per annum equal to the greater of (i) the prime rate published in The Wall Street Journal from time to time, plus 2% (200 basis points), and (ii) 8.5%, in each case plus applicable withholding taxes. The interest rate on the Note will decrease by 3% (300 basis points), to a floor of 0%, for every 25% increase in the Company’s common share price above the “fixed conversion price” (as set out below).

The Note is repayable in principal instalments plus interest over 32 months commencing in March 2006 (with payments of interest only commencing in January 2006). The fixed conversion price for the conversion of any principal amount outstanding under the Note from time to time is $2.39 (with respect to any principal amount that is less than U.S.$9.0 million and equal to or greater than U.S.$6.0 million), $2.61 (with respect to any principal amount that is less than U.S.$6.0 million and equal to or greater than U.S.$3.0 million) and $2.83 with respect to any remaining portion of the principal amount of the Note. Laurus has the right, but not the obligation, to convert all or any portion of the principal amount at any time and from time to time into common shares of the Company. Provided that certain trading volume conditions have been satisfied, the Company is required to convert cash repayments under the Note into common shares (based on the then applicable fixed conversion price set out above) if the volume weighted average trading price of such repayment date is greater than or equal to $2.75, $3.00, and $3.25, with respect to each 1/3 principal amount of the Note. The number of common shares to be issued to Laurus where any principal amount is required to be converted into common shares of the Company, or upon Laurus’ exercise of its conversion rights, shall be the number determined by dividing the U.S.$ principal amount to be converted into common shares (converted into Cdn$ at the U.S.$/Cdn.$ exchange rate in effect at the date of conversion) by the then applicable fixed conversion price.

Laurus is limited to beneficially owning 4.99% of the common shares of the Company outstanding at any time, subject to exceptions for an event of default under the Note or upon Laurus providing 75 days’ notice to the Company, in which case the maximum percentage of common shares of the Company that can be owned beneficially by Laurus is capped at 19.99%. Based on the year end exchange rate of Cdn.$1.163 to U.S.$1.00 and conversion of the entire principal amount of the Note, Laurus’ beneficial ownership after giving pro-forma effect to the Offering, would be 8.5% of the Company’s issued and outstanding common shares.

Upon an event of default under the Note, 115% of the principal amount then outstanding shall become due and payable together with interest at the rate of 1% per month.

As security for the Company’s performance of its obligations under the Note, the Company granted Laurus a continuing general security interest over all of the Company’s assets and its Subsidiaries. The Subsidiaries also unconditionally guaranteed the Company’s obligations and liabilities under the Note. As additional security in favour of Laurus, the Company pledged to Laurus its shares in its Subsidiaries. The terms of the Note include no specific financial covenants.

Proceeds from the Note financing were allocated to long term debt of $9,104,146, warrants of $665,000 [note 11[g]], and equity conversion feature of $778,854 [note 11[g]] based on their relative fair values at issuance. The Company determined the value of the long-term debt (without equity conversion features) using the discounted cash flow method, the warrants using the Black-Scholes model, and allocated the remaining proceeds to the equity conversion feature. The estimated effective interest rate on the debt is 22.5%. The recorded loan balance is being accreted over the term of the Note on an effective yield basis, which is reflected as a non-cash charge to interest expense of $92,135 for the year ended December 31, 2005. The portion of the yield represented by the interest rate in effect under the terms of the agreement is reflected as a non-cash charge to interest expense and a loan interest accrual on the consolidated balance sheet in the amount of $125,417 for the year ended December 31, 2005. Based on the year end exchange rate of Cdn.$1.163 to U.S.$1.00, the recorded loan balance has been revalued to $9,060,785. The foreign exchange gain related to the debt was $135,496.

A pro-rata share of the total financing expenses associated with the debenture of $127,820 has been allocated to contributed surplus based on the percentage that the debenture warrant value represents of the total debenture financing.

The proceeds from the Note were used by the Company to repay $8,641,550, being the principal amount outstanding under the Company’s secured debentures issued on November 12, 2004 [the “Debentures”].

In accordance with EIC - 88, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” ["EIC - 88"] the repayment of the Debentures has been accounted for as a settlement. Consequently, the related unamortized balances of future imputed interest of $686,881 and deferred financing costs [note 9] have been expensed in 2005, resulting in a total loss on settlement of $870,067.

[c] The Company secured financing of $4,661,400 from the Canadian Medical Discoveries Fund ["CMDF"] in November 2002. CMDF is one of  the Company's  shareholders. The financing was structured as a loan against which net assets, excluding intellectual property, were pledged as collateral. The loan had a term of 39 months, with payments of interest only during the first three months, followed by equal payments of principal and interest over the subsequent 36 months. The loan carried a nominal interest rate of 11.7% and under certain conditions, at CMDF or the Company's discretion, could be repaid in full or in part after eight months at a premium calculated as 25% of the excess of the loan interest rate over one year U.S. treasuries at the time of repayment.

On November 12, 2002, concurrent with the closing of the financing, the Company issued the lender a total of 748,778 common share purchase warrants having a term of five years, exercisable at a price of $ 1.245 per common share. The warrants have a forced conversion clause should the Company's share price exceed five times the warrant exercise price over a period of 20 consecutive days after the date of the first anniversary of the loan. The Company had reflected the estimated fair value of the warrants, net of a proportionate share of financing costs, as contributed surplus of $770,642 on its consolidated balance sheets, and had correspondingly reduced the nominal value of the loan by an  amount equal to the estimated fair value of the warrants . This discount was being charged to interest expense over the term of the loan on a yield basis, resulting in a loan yield of 20.7%. The fair value of the warrants was estimated using the Black-Scholes option pricing model. Key valuation assumptions included a five-year term, risk-free interest rate of 4.2% and stock volatility of 1.195 based on sixty months of trading history. Issue expenses associated with the loan totaling $76,771 were deferred and were being charged to expenses using an effective interest rate method [note 9]. As at December 31, 2003, the recorded loan balance was classified as $1,603,173 current and $1,563,957 long-term debt.

On November 12, 2004, the Company completed a financing consisting of secured debentures with an aggregate principal amount of $8,641,550 for new project development purposes and for general working capital purposes. against which net assets have been pledged. Concurrently with the completion of this financing, the Company repaid the outstanding principal of $2,141,550 from its previous CMDF loan.

The debentures have a term of 18 months, with monthly payments of interest only until maturity when the principal becomes due and payable. The debentures carry a coupon of 12% and may be repaid in whole or in part at the Company’s option after six months, subject to certain restrictions. Concurrent with the closing of the debenture financing, the Company issued to the lenders a total of 1,595,271 special warrants, each special warrant being exercisable, for no additional consideration, for one common share purchase warrant. On exercise, each common share purchase warrant entitles the holder to purchase one common share of the Company at an exercise price of $1.22 at any time on or prior to May 15, 2009. The Company has reflected the estimated fair value of the warrants, as contributed surplus of $1,866,467 on its consolidated balance sheets, and has correspondingly reduced the nominal value of the debenture by an equivalent amount. The fair value of the warrants was estimated using the Black-Scholes option pricing model. Key valuation assumptions include a fifty-four month term, risk-free interest rate of 3.81% and stock volatility of 0.845 based on a fifty-five month trading history.

In accordance with EIC - 88, the repayment of the CMDF loan made in conjunction with the debenture financing has been accounted for as a renegotiation. Consequently, the unamortized value of the warrant discount [$131,073 at November 15, 2004] originating with the November 2002 CMDF loan has been added to the warrant discount of $1,866,467 resulting from the issuance of the debenture warrants.

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

8. LONG-TERM DEBT (continued)

Estimated principal repayments of debt for the next 5 years are as follows:

$
2006	3,270,938
2007	4,093,562
2008	3,575,250
2009	1,465,481
2010	1,161,795
Thereafter	-
13,567,026

9. DEFERRED FINANCING COSTS

Deferred financing costs consist of the following:

	2005		2004
		Accumulated		Accumulated
	Cost	amortization	Cost	amortization
	$	$	$	$
Deferred financing costs	1,394,058	616,157	588,191	52,786
Less: accumulated amortization	616,157		52,786
Net book value	777,901		535,405

Amortization expense related to deferred financing costs for the year ended December 31, 2005 was $563,371 [2004 - $105,013, 2003 - $19,825]. Amortization in 2005 includes $183,136 [2004 - $27,316, 2003 - $nil] written off in accordance with EIC - 88 [note 8[b]].

10. OTHER ASSET

Prior to the issuance of warrants to TPC, contributed surplus was affected only on a pro-rata basis contingent upon the receipt of funds [note 8[a]]. Since the full amount of warrants were issued in December 2005, the balance of the Black-Scholes value of these warrants [note 11[i]] has been recorded in contributed surplus, and the amount representing the proportion of the total financing not yet advanced by TPC has been reflected as an other asset. As future funds are advanced, the recorded loan balance and the other asset will be reduced on a pro-rata basis to reflect the fair value of the issued warrants. The recorded loan balance is accreted over the term of the loan on an effective yield basis [note 8[a]].

11. CAPITAL STOCK

The authorized capital stock of the Company consists of unlimited preferred shares and unlimited common shares.

The preferred shares are non-voting, issuable in series, having such specific rights and privileges as may be deemed by the Board of Directors at the time of the creation of the series. The preferred shares have priority over the holders of the common shares with respect to dividends and return of capital on dissolution. No preferred shares have been issued. The common shares are voting and entitled to dividends as may be declared by the Board of Directors.

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

11. CAPITAL STOCK  (continued).

On June 25, 2004, following shareholder approval at the Company’s annual general meeting of shareholders, and all necessary regulatory approvals, the Company’s common shares commenced trading on the TSX on a consolidated basis of one (1) post-consolidation share for every five (5) pre-consolidation common shares. The following charts and figures have been retroactively restated to reflect the change in share number and price:

Issued and outstanding

			Non-employee
	Common		Compensation
	shares	Warrants	options
	#	#	#
Balance, December 31, 2002	22,735,657	748,778	¾
Pursuant to exercise of
Stock options	8,799	¾	¾
Pursuant to the issuance of Common Stock, warrants
and conversion options June 2003 financing [ j]	4,635,040	2,317,520	324,453
December 2003 financing [k]	7,500,000	3,750,000	525,000
Cancellation of escrowed shares [l]	(600,000)	¾	¾
Balance, December 31, 2003	34,279,496	6,816,298	849,453
Pursuant to exercise of
Stock options	43,076	¾	¾
Warrants [a]	485,705	(485,705)	¾
Compensation options [a]	119,891	¾	(119,891)
Warrants issued upon conversion of compensation options [a]	¾	55,000	¾
Pursuant to November 15, 2004
Debenture financing
Warrants issued [b]	¾	1,595,271	¾
Compensation options issued [b]	¾	¾	182,926
Balance, December 31, 2004	34,928,168	7,980,864	912,488
Pursuant to exercise of
Stock options [note 12]	56,577	¾	¾
Compensation options - issued June 2003 [c]	204,563	107,226	(204,563)
Compensation options - issued December 2003 [c]	525,000	262,500	(525,000)
Warrants - issued June 2003 [c]	2,070,916	(2,070,916)	¾
Pursuant to the issuance of common stock and
Compensation options [d], [h]	9,930,000	¾	216,500
Pursuant to the expiry of warrants - issued December 2003 [e]	¾	(3,935,625)	¾
Pursuant to the issuance of warrants [f], [g], [i]	¾	3,095,172	¾
Balance, December 31, 2005	47,715,224	5,439,221	399,425

The total number of shares reserved as at December 31, 2005 for the exercise of warrants, compensation options and the debt conversion feature is 6,006,556.

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

11. CAPITAL STOCK (continued)

		Contributed surplus
	Capital stock $	Total $	Warrants $	Compensation options $	Stock options $	Conversion options $
Balance, December 31, 2002	31,091,786	770,642	770,642	¾	¾	¾
Pursuant to exercise of
Stock options	12,855	¾	¾	¾	¾	¾
Pursuant to issuance of
Common stock, warrants and
Compensation options
June 2003 financing [j]	2,810,079	1,847,062	1,506,388	340,674	¾	¾
December 2003 financing [k]	8,007,476	3,015,000	2,437,500	577,500	¾	¾
2003 stock option compensation
expense [note 12]	¾	171,883	¾	¾	171,883	¾
Balance, December 31, 2003	41,922,196	5,804,587	4,714,530	918,174	171,883	¾
Pursuant to exercise of
Stock options	118,892	¾	¾	¾	¾	¾
Warrants [a]	1,082,683	(315,708)	(315,708)	¾	¾	¾
Compensation options [a]	142,184	(68,304)	17,875	(86,179)	¾	¾
2004 stock option compensation
expense [note 12]	¾	327,504	¾	¾	327,504	¾
TPC warrant accrual [note 8[a]]	¾	648,939	648,939	¾	¾	¾
Pursuant to November 15, 2004
debenture financing [b]	¾	1,805,493	1,712,201	93,292	¾	¾
Balance, December 31, 2004	43,265,955	8,202,511	6,777,837	925,287	499,387	¾
Pursuant to exercise of
Stock options [note 12]	91,793	(11,960)	¾	¾	(11,960)	¾
Warrants [c]	4,471,375	(1,365,001)	(1,365,001)	¾	¾	¾
Compensation options [c]	1,790,536	(725,517)	106,478	(831,995)	¾	¾
2005 stock option compensation
expense	¾	434,491	¾	¾	434,491	¾
TPC warrant accrual [note 8[a]], [i]	¾	1,851,061	1,851,061	¾	¾	¾
Pursuant to the issuance of
common stock and
compensation options [d], [h]	17,251,621	214,335	¾	214,335	¾	¾
Pursuant to November 23, 2005
convertible debenture financing [g]	¾	1,316,034	606,136	¾	¾	709,898
Pursuant to the issuance of
warrants [f]	¾	20,000	20,000	¾	¾	¾
Balance, December 31, 2005	66,871,280	9,937,954	7,998,511	307,627	921,918	709,898

[a]   During the year ended December 31, 2004, 485,705 share purchase warrants and 119,891 compensation options were exercised resulting in cash receipts of $766,995 and $131,880, respectively. The exercise resulted in pro-rata reclassification to contributed surplus based on valuation at the time of the previous financing.

The exercise of the compensation options also resulted in the issuance of 55,000 common share purchase warrants valued consistently with the previous financing using the Black  Scholes option pricing model.

[b]
On November 15, 2004, the Company completed a financing consisting of secured debentures with an aggregate principal amount of $8,641,550 [note 8[b]]. Concurrent with the closing, the Company issued to the lenders a total of 1,595,271 special warrants, each special warrant being exercisable, for no additional consideration, for one common share purchase warrant. On exercise, each common share purchase warrant entitles the holder to purchase one common share of the Company at an exercise price of $1.22 at any time on or prior to May 15, 2009. The Company has reflected the estimated fair value of the warrants as contributed surplus of $1,866,467 on its consolidated balance sheets, and has correspondingly reduced the nominal value of the debenture by an equivalent amount. The fair value of  the warrants was estimated using the Black-Scholes option pricing model. Key valuation assumptions include a fifty-four month term, risk-free interest rate of 3.81% and stock volatility of 0.845 based on a fifty-five month trading history.

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

11. CAPITAL STOCK (continued)

        A pro-rata share of the total financing expenses associated with the debenture of $154,266 has been allocated to contributed surplus based on the percentage that the debenture warrant value represents of the total debenture financing. Total financing expenses include 182,926 special warrants issued to the debenture agent, each special warrant being exercisable, for no additional consideration, for one common share purchase warrant. On exercise, each common share purchase warrant entitles the holder to purchase one common share of the Company at an exercise price of $1.64 at any time on or prior to November 15, 2006. The Company has reflected the estimated fair value of the warrants as contributed surplus of $93,292 on its consolidated balance sheets, and has correspondingly increased the amount of its deferred financing charges. The fair value of the special agent warrants was estimated using the Black-Scholes option pricing model. Key valuation assumptions include a twelve month term, risk-free interest rate of 3.22% and stock volatility of 0.778 based on a fifty-two week trading history.

[c]   At December 31, 2004, the Company had outstanding the following compensation options: 204,562 compensation options - issued June 2003; 525,000 compensation options - issued December 2003 and 182,926 compensation options with expiry dates after 2005. During 2005, 204,562 compensation options - issued June 2003 and 525,000 compensation options - issued December 2003 were exercised resulting in cash receipts of $1,065,019 and the issuance of 102,281 warrants - issued June 2003, 4,945 warrants issued June 2003 and 262,500 warrants - issued December 2003 which expired as discussed further below.

        At December 31, 2004, the Company had outstanding the following warrants: 1,963,690 warrants - issued June 2003; 3,673,125 warrants - issued December 2003; 2,344,049 warrants with expiry dates after 2005. During 2005, 1,963,690 warrants - issued June 2003 and outstanding at December 31, 2004 and the 102,281 warrants - issued June 2003 and created upon the 2005 exercise of compensation options - issued June 2003, discussed above, and 4,945 warrants issued in 2005 upon the 2004 exercise of compensation options - issued June 2003 were fully exercised for 2,070,916 common shares for total cash receipts of $3,106,374.

These exercises resulted in a reclassification of contributed surplus based on valuation of the compensation options and the warrants at the time of the related financing.

[d]   In February 2005, the Company completed a private placement offering of 4,330,000 common shares at $2.15 per common share for total gross proceeds of $9,309,500, with financing costs of $772,542. The Company also issued 216,500 compensation options as part of agent service fees for the closing of the private placement. The options are exercisable at a price of $2.15 per option, entitle the holder to acquire one common share of the Company and are exercisable until close of business on February 2, 2007. The Company has reflected an estimated fair value of $214,335 as contributed surplus in its consolidated balance sheets. The estimated fair value of these options was determined using the Black-Scholes option pricing model. Key valuation assumptions include a 24-month term, Government of Canada risk-free interest rate of 2.96% and a stock volatility based on 25 months trading history of 0.99.

[e]   On June 26, 2005, 3,935,625 share purchase warrants expired. These share purchase warrants were issued pursuant to the Company’s December 2003 financing.

[f]   In June 2005, in connection with a professional services contract, the Company issued 20,000 share purchase warrants which are exercisable at a price of $1.67 per warrant, entitle the holder to acquire one common share of the Company and are exercisable until close of business on June 3, 2010. The Company has reflected an estimated fair value of $22,000 as contributed surplus in its consolidated balance sheets. The estimated fair value of these options was determined using the Black-Scholes option pricing model. Key valuation assumptions include a 60-month term, Government of Canada risk-free interest rate of 3.27% and a stock volatility based on 60-month trading history of 1.10.

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

11. CAPITAL STOCK (continued)

[g]   In November 2005, the Company completed a financing consisting of a secured convertible term note with a principal amount of U.S.$9,000,000 [note 8[b]]. Concurrent with the closing, the Company issued to the lenders a total of 738,723 common share purchase warrants which are exercisable at a price of $2.61 per warrant, entitle the holder to acquire one common share of the Company and are exercisable until close of business on November 22, 2010. The Company has reflected an estimated fair value of $665,000 as contributed surplus relating to the warrants, and $778,854 as contributed surplus relating to the conversion option in its consolidated balance sheets. The estimated fair value of the warrants was determined using the Black-Scholes option pricing model. Key valuation assumptions include a 60-month term, Government of Canada risk-free interest rate of 3.82% and a stock volatility of 0.485. The equity conversion feature was allocated the remaining proceeds after determining the fair values of the convertible note and the share purchase warrants [note 8[b]].

A pro-rata share of the total financing expenses associated with the debenture of $127,820 has been allocated to contributed surplus based on the percentage that the debenture warrant value represents of the total debenture financing.

[h]   In December 2005, the Company completed a public offering of 5,600,000 common shares at $1.80 per common share for total gross proceeds of $10,080,000, with financing costs of $1,151,001.

[i]    In December 2005, in connection with the investment undertaken by TPC as described in note 8[a], the Company issued 2,336,449 share purchase warrants with an estimated fair value of $2,500,000 which are exercisable at a price of $1.70 per warrant, entitle the holder to acquire one common share of the Company and are exercisable from May 1, 2006 until close of business on December 29, 2010. The Company has reflected these warrants as contributed surplus in its consolidated balance sheets. The estimated fair value of the warrants was determined using the Black-Scholes option pricing model. Key valuation assumptions include a 60-month term, Government of Canada risk-free interest rate of 3.91% and a stock volatility based on 60-month trading history of 0.741.

[j]    In June 2003, the Company completed a private placement offering of 4,635,040 units. Each unit comprised one common share of the Company and one-half of one common share purchase warrant. Each full common share purchase warrant entitles the holder to purchase one common share of the Company at an exercise price of $1.50 per share until close of business on June 26, 2005. Gross proceeds were $5,098,543, with financing costs of $441,402. The Company also issued 324,453 compensation options as part of agent service fees for the closing of the private placement. The options are exercisable at a price of $1.10 per option and entitle the holder to acquire one common share and one-half of one common share purchase warrant of the Company. Each full common share purchase warrant entitles the holder to purchase one common share of the Company at an exercise price of $1.50. The compensation options and common share purchase warrants may be exercised until close of business on June 26, 2005. The Company has reflected an estimated fair value of $1,847,062 for the common share purchase warrants issued under the private placement offering and the compensation options issued as agent service fees as contributed surplus in its consolidated financial statements. The estimated fair values of the common share purchase warrants and compensation options were determined using the Black-Scholes option pricing model. Key valuation assumptions include a 2-year term, Government of Canada risk-free 2-year interest rate of 3.11% and stock volatility of 0.754 based on a 24 month trading history.

[k]   In December 2003, the Company completed a private placement offering of 7,500,000 units. Each unit comprised one common share of the Company and one-half of one common share purchase warrant. Each full common share purchase warrant entitles the holder to purchase one common share of the Company at an exercise price of $2.00 per share until close of business on June 22, 2005. Gross proceeds were $12,000,000, with financing costs of $977,524. The Company also issued 525,000 compensation options as part of agent service fees for the closing of the private placement. The options are exercisable at a price of $1.60 per option and entitle the holder to acquire one common share and one-half of one common share purchase warrant of the Company. Each full common share purchase warrant entitles the holder to purchase one common share of the Company at an exercise price of $2.00. The compensation options and common share purchase warrants may be exercised until close of business on June 22, 2005. The Company has reflected an estimated fair value of $3,015,000 for the common share purchase warrants issued under the private placement offering and the compensation options issued as agent service fees as contributed surplus in its consolidated financial statements. The estimated fair values of the common share purchase warrants and compensation options were determined using the Black-Scholes option pricing model. Key valuation assumptions include an 18-month term, Government of Canada risk-free interest rate of 2.78% and stock volatility of 0.677 based on a seventy-two week trading history.

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

11. CAPITAL STOCK (continued)

[l]    As at December 31, 2002, 600,000 of the Company's common shares were subject to an escrow arrangement. These common shares were only to be released with the prior consent of applicable regulatory authorities, subject to certain corporate performance criteria. During the fourth quarter of 2003, these escrowed common shares expired and were cancelled.

Loss per common share

Loss per common share has been calculated on the basis of net loss for the year divided by the weighted average number of common shares outstanding at the year end. After reflecting changes in the Company’s capital share structure due to the Company’s 2004 consolidation with one (1) post-consolidation common share equivalent to five (5) pre-consolidation common shares [note 11], the weighted average number of common shares outstanding for the year ended December 31, 2005 was 40,644,715 [2004 - 34,766,222,  2003- 25,237,393]. Diluted loss per common share was not calculated as the effect of converting the Laurus Note and exercising the outstanding warrants, compensation options and employee stock options would be anti-dilutive.

12. STOCK-BASED COMPENSATION PLAN

On June 25, 2004, following shareholder approval at the Company’s annual general meeting of shareholders, and all necessary regulatory approvals, the Company’s common shares commenced trading on the TSX on a consolidated basis of one (1) post-consolidation share for every five (5) pre-consolidation common shares. The following figures and charts have been retroactively restated to reflect the change in share number and price.

In May 1998, the Company formalized a share option plan [the “Share Option Plan”] and allotted and reserved up to 1,300,000 of its authorized but unissued common shares for issuance pursuant to the Share Option Plan. Under the Share Option Plan, the exercise price of each option is based upon the closing market price of the Company’s stock on the last trading day preceding the date of the grant. Options granted under the Share Option Plan vest on a cumulative basis at 25% per annum for four years based on continued eligible employment and service and expire after five years from the date of grant.

On April 17, 2002, the Board of Directors of the Company approved revisions to the Company’s stock-based compensation plan, resulting in an increase in shares available under the Share Option Plan to 2,260,000 [from 1,300,000] or 10% of issued and outstanding shares of the Company. In addition, the vesting schedule was modified for all new employee and director stock option grants, to vest 20% of granted options on the grant date, with the remainder vesting equally over four years based on continued eligible employment and service and expire after five years from the date of grant. The plan was further amended in December 16, 2003 to increase the available pool of stock options in the plan by 460,000 resulting in an approved plan of 2,720,000 or approximately 8% of the Company’s issued and outstanding shares.

Further amendments to the Company’s Share Option Plan, as approved at the Company’s annual and special meeting of shareholders held on June 2, 2004, came into effect on January 1, 2005.

These amendments provide for a rolling maximum number of shares to be issuable pursuant to the plan equal to 10% of the number of outstanding common shares of the Company.  Any increase in the number of issued and outstanding common shares of the Company will result in an increase in the number of common shares issuable under the Company’s incentive share option plan, and any exercise of options will make new grants available under the plan. As a result of these amendments, there is now a combined maximum of approximately 3,492,816 shares available for issuance under the Company’s share incentive option plan and the Company’s deferred share unit plan.

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

Under the transitional provision of revised CICA Section 3870, “Stock-Based Compensation and other Stock-Based Payments”, the Company has adopted the fair value method of accounting for the stock options granted under its Share Option Plan in the year ended December 31, 2003. The prospective adoption requires that the Company expense, over the vesting period, the fair value of stock options granted, modified or settled during the fiscal years 2003 and subsequent. The fair value was determined on a basis consistent with that used in the Company’s disclosure under the former Section 3870 and reported by the Company on a quarterly basis since January 1, 2002. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock and the fair value of stock options is determined using the Black-Scholes option pricing model. The charge for the year ended December 31, 2005 related to employee stock options was $413,027 [2004 - $312,774, 2003- $171,883]. The cash proceeds for exercises of employee stock options for the year ended December 31, 2005 were $79,833 [2004 - $21,879, 2003- $12,318]. During 2005, the Company awarded 25,000 [2004 - 15,000, 2003- $5,000] options to scientific advisory board members, who are deemed non-employees, and the compensation expense related to this grant is $21,464 [2004 - $14,730, 2003- $1,305].

In periods prior to January 1, 2003, the Company recognized no compensation expense when stock or stock options were issued to employees.

For the year ended December 31, 2005, the pro forma compensation charge for stock options granted in 2002 to employees was $72,200 [2004 - $176,417, 2003- $280,545].

The following significant assumptions were used to estimate the fair value of the stock options in 2005:

Risk-free rate	3.21% to 3.91%
Expected option life	36 months to 5 years
Expected dividends yield	n/a
Calculated option volatility	0.732 to 0.899

The risk-free rate is determined by selecting the published Government of Canada rate for bonds and treasury bills with a term equal to the expected option life at the date of grant. Where a co-terminus risk-free financial instrument rate is not available, a rate is interpolated from the two closest rates using a yield curve approximation. Prior to 2004, the expected option life assumes that employees will exercise their options six months after they become vested, whereas executives will exercise 12 months after vesting. For grants in 2004 and 2005, based on revised stock option exercise experience, it is assumed that all grantees will exercise their vested options from their first three vesting periods after 36 months, following which they will exercise 12 months after vesting.

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

The Company does not anticipate paying any dividends over the expected life of these options. The calculated option volatility anticipates that historical share price variations over a period equal to that of the expected option life appropriately represent future volatility for the purposes of fair value calculations.

While management believes that the estimates used to establish the above noted expected values were rationally determined and consistently applied, the valuation of stock-based compensation using this model is subject to a significant degree of variability.

The grant-date fair value of options granted in 2005 to employees is $570,321 [2004 - $306,100,  2003- $439,458] and to non-employees is $14,280 [2004 - $28,650,  2003- $3,950].

The tables below set forth information relating to the options outstanding under the Share Option Plan as at December 31, 2005, 2004 and 2003, after reflecting changes in the Company’s capital share structure due to the Company’s 2004 consolidation with one (1) post-consolidation common share equivalent to five (5) pre-consolidation common shares [note 11]:

	2005		2004		2003
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price
	#	$	#	$	#	$
Outstanding, beginning of year	2,204,071	2.04	2,048,060	1.95	1,463,556	2.25
Granted	514,775	2.08	234,645	2.46	761,506	1.75
Exercised	(56,577)	1.41	(43,081)	1.41	(8,799)	1.40
Forfeited	(107,318)	1.79	(33,053)	1.64	(72,709)	1.60
Expired	(181,743)	4.04	(2,500)	1.65	(95,500)	5.00
Outstanding, end of year	2,373,208	1.92	2,204,071	2.04	2,048,060	1.95
Options exercisable, end of year	1,464,012	1.87	1,172,271	2.17	764,905	2.20

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
Range of		average	average		average
exercise	Number	remaining	exercise	Number	exercise
prices	outstanding	life	price	exercisable	price
$	#	[years]	$	#	$
1.10 to 1.65	846,947	2.88	1.45	644,514	1.45
1.66 to 2.49	1,246,418	3.65	2.04	611,560	2.02
2.50 to 3.75	279,843	2.28	2.82	207,938	2.71
1.10 to 3.75	2,373,208	2.65	1.71	1,464,012	1.80

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

Deferred Share Unit Plan

As at December 31, 2005, the total deferred share units held by participating directors were 167,910 [2004 - 60,444,  2003- nil] and the amount expensed for the year was $226,750 [2004 - $127,896,  2003 - nil].

13. REVENUE

Revenue consists of the following:

	2005 $	2004 $	2003 $
Product sales Instrument sales Licensing and development fees Contract research and development fees	6,725,432 829,773 51,232 67,733	3,460,747 242,271 84,765 62,230	1,054,923 - 28,750 71,960
	7,674,170	3,850,013	1,155,633

14. COMMITMENTS

In the second quarter of 2003, the Company renegotiated its existing premises lease agreement with the landlord to include the expansion into new premises. Under the agreement, the landlord provided an allowance of $218,235 towards the leasehold improvement of the premises as well as a period of rent free use. The Company is amortizing this benefit and allowance over the lease term of five years as a leasehold inducement. As at December 31, 2005, the unamortized inducement was $181,531.

In the third quarter of 2005, the Company renegotiated its existing premises lease agreement with the landlord to include the expansion into new premises. Under the agreement, the landlord provided an allowance of $168,680 towards the leasehold improvement of the premises as well as a period of rent free use. The Company is amortizing this benefit and allowance over the lease term of three years and six months as a leasehold inducement. As at December 31, 2005, the unamortized inducement was $166,587.

The Company is obligated under premises and equipment leases to make future minimum annual payments expiring through 2009 as follows:

$
2006	931,170
2007	966,988
2008	971,908
2009	105,423
2,975,489
Premises lease represents 95% of minimum future lease payments.

15. DEFERRED REVENUE

During 2005, the Company recognized contract research and development fees revenue of $67,732 [2004 - $62,230, 2003 - $61,136] as a pro-rata recognition of milestone payments received from three companies [2004 - two, 2003- one] related to the commercial availability of their Tm100-based Universal Array Microspheres. In addition, the Company had unearned revenue related to Instrument sales.

As at December 31, 2005, deferred revenue for milestone payments and Instrument sales were $199,759 [2004 - $208,543], and $48,016 [2004 - $14,827] respectively.

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

16. INCOME TAXES

The reconciliation of income tax computed at the statutory tax rates to the provision for income taxes is as follows:

	2005	2004	2003
	$	$	$

Loss before provision of income taxes	15,085,511	11,817,498	7,808,889
Expected Canadian statutory rate	36.12	36.12	36.62
Expected income tax recovery	5,448,887	4,268,480	2,859,615
Effect on income tax rate resulting from:
Unrecognized income tax benefit of losses and increases
in future tax assets	(3,887,646)	(4,091,230)	(2,649,705)
Accounting charges not deductible for tax purposes	(2,019,671)	(202,053)	(209,910)
Difference between U.S. and Canadian tax rate on U.S. income	10,734	3,803	-
Investment tax credit net of tax	404,799	-	-
U.S. state tax liability	(39,058)	-	-
Income tax provision	(81,955)	(21,000)	-

The tax effects of temporary differences that give rise to significant portions of the future tax assets as at December 31 are presented below:

	2005	2004	2003
	$	$	$
Future tax assets (liabilities)
Tax benefits of loss carryforwards and Scientific Research and Experimental Development [“SR&ED”] pool carryforward	11,890,000	13,807,000	10,242,000

Investment tax credits	1,481,000	1,076,000	525,000
Tax basis in excess of book value	6,460,000	1,008,000	609,000
Share issue costs	(454,000)	(238,000)	1,000
Other	135,000	70,000	6,000
Future tax assets before valuation allowance	19,512,000	15,723,000	11,383,000
Less valuation allowance	(19,512,000)	(15,723,000)	(11,383,000)
	-	-	-

At December 31, 2005 , the Company and its subsidiary, Tm Technologies, Inc., have non-capital income tax losses and net operating losses of approximately CAD$13,057,000 [2004 - CAD $27,422,000, 2003- CAD $20,957,000] and U.S.$3,260,000 [2004 - U.S.$3,260,000, 2003- $3,260,000], respectively, which are available for carry forward to reduce future years’ taxable income. The U.S. losses carried forward may be impacted due to restrictions imposed if an acquisition of control should occur.

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

These income tax losses expire as follows:
	Cdn.	U.S.
	$	$
2006	—	—
2007	1,882,000	—
2008	—	—
2009	2,145,000	—
2010	3,385,000	—
2012	—	797,000
2014	5,645,000	—
2018	—	2,394,000
2019	—	69,000
	13,057,000	3,260,000

The Company has an SR&ED pool in Canada of approximately $15,652,000 [2004 - $6,448,000,  2003- $2,702,000] available to reduce future years’ taxable income. The SR&ED pool can be carried forward indefinitely.

The Company has investment tax credits in Canada of approximately $1,952,000 [2004 - $1,432,000, 2003- $822,000] available to reduce future years’ federal taxable income. The investment tax credits expire within 10 years.

17. FINANCIAL INSTRUMENTS

Fair values

The fair market values of the Company’s current financial assets and liabilities approximate their carrying values due to their short-term nature.

The fair market value of the Company’s long-term debt approximates its carrying value as the debt bears interest at rates comparable to current market rates.

Credit risk

The Company manages its credit risk with respect to trade accounts receivable by primarily dealing with creditworthy customers. As at December 31, 2005, the Company has trade accounts receivable with thirty-four [2004 - sixteen, 2003- two] customers. Of these customers, two [2004 - three, 2003- two] represent 40% [2004 - 64%, 2003- 100%] of total trade accounts receivable at December 31, 2005.

Interest rate risk

The Company is subject to risk in respect of fluctuating interest rates on its short-term investments and its U.S. dollar loan since the yield in some money market investments may vary. For the years ended December 31, 2005, 2004 and 2003, this risk was not material.

Foreign currency rate risk

The Company’s activities that result in exposure to fluctuations in foreign currency exchange rates consist of the purchase of services, supplies and capital assets from suppliers billing in foreign currencies. The Company also licenses technology and sells products and services to non-Canadian customers in foreign currencies. The Company has not used derivative financial instruments to hedge its currency risk. As at December 31, 2005, 99% [2004 - 86%,  2003- 100%] of the Company’s trade accounts receivable, 51% [2004 - 43%, 2003 - 34%] of the Company’s accounts payable and accrued liabilities and 79% [2004 - 0%, 2003 - 0%] of the Company’s long-term debt are denominated in foreign currencies. For the year ended December 31, 2005, foreign exchange gains (losses) included in “Other financial income, net” totalled $76,367 [2004 - ($10,515), 2003- $9,163].

18. SEGMENTED INFORMATION

The Company considers itself to be in one business segment, that is, the research, development and commercialization of genomic products and technology.

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

[a]Geographic information is detailed as follows:

	2005		2004		2003
		Net		Net		Net
	Revenue	capital assets	Revenue	capital assets	Renueve	capital assets
	%	%	%	%	%	%
Canada	1.2	70.8	4.0	72.7	—	94.1
United States	97.7	29.2	95.7	27.3	100.0	5.9
International	1.1	—	0.3	—	—	—
	100.0	100.0	100.0	100.0	100.0	100.0

Revenue is attributed to countries based on the location of the customers.

[b]In 2005, 2004 and 2003, the Company had three [2004 - two, 2003 - two] customers accounting for 66% [2004 - 83%, 2003 - 94%] of its total revenue.

19. CONTINGENCIES

From time to time the Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

20. CONSOLIDATED STATEMENTS OF CASH FLOWS

The consolidated statements of cash flows exclude the following non-cash investing and financing transactions:

·	Acquisition of a portion of fundemental patent acquired of $1,172,900 [note 7]

·
Non-cash items relating to the TPC debt include a non-cash interest charge of $300,313 a portion of which relates to the yield represented by the royalties, the other portion of which relates to the yield represented by the warrant value [note 8[a]]

·	Non-cash transfer from loan to contributed surplus relating to pro-rata allocation of funds advanced by TPC of $1,851,061 [note 8[a]]

·	Non-cash items relating to the Laurus debenture include accretion of $92,135 and foreign exchange gain of $135,496 [note 8[b]]

21. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2005 consolidated financial statements.

22. SUBSEQUENT EVENT

On March 17, 2006, the Company signed an agreement with Sirius Genomics [“Sirius”] for an exclusive commercial license to patents from Sirius for specific biomarkers related to drugs used to treat severe sepsis, including vasopressin.

Under the terms of the agreement, the Company will provide an upfront payment of $4,000,000 which will be provided to Sirius in two equal instalments in the second and third quarters of 2006. These upfront payments will be repaid from net earnings on commercial sales of the severe sepsis test, with the remaining earnings shared equally by Sirius and the Company over the term of the agreement.

A director, and chair of the Scientific Advisory Board of the Company, is also the Chief Executive Officer of Sirius.

These transactions are measured at the exchange amount of consideration established and agreed to by the related parties.

23. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”], which differs in some respects from accounting principles generally accepted in the United States of America [“US GAAP”]. The significant differences between Canadian and US GAAP, and their effect on the consolidated financial statements as at December 31, 2005 and 2004 and for the years then ended, are described below:

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

Reconciliation of Consolidated Balance Sheets

The following table indicates the amounts for the items in the balance sheets of the Company that would be affected had the consolidated financial statements been prepared in accordance with US GAAP.

	As at December 31,
	2005 $			2004 $
	Canadian GAAP	Adj.	US GAAP	Canadian GAAP	Adj.	US GAAP

Current assets	21,539,661	-	21,539,661	8,094,835	-	8,094,835
Capital assets, net	4,340,712	-	4,340,712	3,434,821	-	3,434,821
Intangible assets, net	2,765,363	-	2,765,363	699,495	-	699,495
Deferred financing costs, net [a [iv]]	777,901	68,435	846,336	535,405	3,523	538,928
Other asset [a [iii]]	1,438,347	(28,427)	1,409,920	-	-	-

Current liabilities, less current portion of long-term debt	6,256,018	-	6,256,018	1,975,826	-	1,975,826

Deferred leasehold inducement	348,118	-	348,118	240,913	-	240,913
Deferred revenue	123,970	-	123,970	144,127	-	144,127
Deferred share units	301,075	-	301,075	127,896	-	127,896
Long-term debt [a [i], [iii]]]	2,448,978	(28,427)	2,420,551	8,126,057	201,809	8,327,866
Convertible debentures [a [iv]]	9,060,786	553,242	9,614,028	-	-	-

Capital stock [b]	66,871,280	(11,960)	66,859,320	43,265,955	-	43,265,955
Contributed surplus [a [i], [ii], [iv]], [b]	9,937,955	(1,585,499)	8,352,456	8,202,511	(430,435)	7,772,076
Accumulated other comprehensive income [c]	-	25,522	25,522	-	10,138	10,138
Deficit [a [i], [ii]], [b], [c]	(64,486,195)	1,087,130	(63,399,065)	(49,318,729)	222,011	(49,096,718)
Shareholders’ equity	12,323,040	(484,807)	11,838,233	2,149,737	(198,286)	1,951,451

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

Reconciliation of Consolidated Net Loss

Reconciliation of net loss under Canadian GAAP to net loss under US GAAP is as follows:

	2005	2004
	$	$

Net loss under Canadian GAAP	(15,167,466)	(11,838,498)
Adjustments:
Stock-based compensation [b]	413,027	312,774
Accretion expense on CMDF financing [a [i]]	-	4,612
Accretion expense on debentures [a [ii]]	179,670	(2,665)
Unrealized (gains) losses on available-for-sale securities [c]	(25,522)	(10,138)
Reclassification adjustment for gains (losses) included in net income [c]	10,138	(2,236)
Loss on settlement of debentures [a [ii]]	56,065	-
Gain on change in fair value of the convertible debentures [a [iv]]	200,000	-
Accretion expense on convertible debentures [a [iv]]	44,621	-
Amortization of deferred financing costs related to convertible debentures [a [iv]]	(1,166)	-
Foreign exchange effect on convertible debentures [a [iv]]	(11,714)	-
Net loss under US GAAP	(14,302,347)	(11,536,151)

Other comprehensive income (loss):
Unrealized gain on available-for-sale securities [c]	25,522	10,138
Less: reclassification adjustment for gains (losses) included in net income [c]	(10,138)	(2,236)
Comprehensive loss under US GAAP	(14,266,687)	(11,523,777)

Weighted average shares - basic and diluted	40,644,715	34,766,222
Basic and diluted net loss per share under US GAAP	(0.35)	(0.33)

Consolidated Statement of Cash Flows

The consolidated statements of cash flows comply with U.S. GAAP and there were no reconciling differences.

[a] Long term debt

i) Canadian Medical Discovery Fund [“CMDF”]

The Company secured financing of $4,661,400 from CMDF in November 2002. Under Canadian GAAP, the proceeds received from the CMDF loan were allocated to the common stock purchase warrants based on their estimated fair value, which was estimated using the Black-Scholes option pricing model, with the remaining proceeds allocated to the loan. Under US GAAP, the proceeds received are required to be allocated to the loan and common stock purchase warrants on a pro rata basis based on their estimated fair values. The fair value of the loan and common stock purchase warrants were estimated to be $4,212,180 and $786,200, respectively, resulting in an allocation of $3,928,191 to the loan and $733,209 to the common stock purchase warrants. Issue costs associated with the financing of $77,821 have been deferred and amortized to expenses using the effective interest method over the term of the loan. A further $14,525, representing a pro rata share of the total financing costs associated with the common stock purchase warrants, has been allocated to contributed surplus.

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

ii) Debentures

Under Canadian GAAP, the proceeds received from the Debentures issued on November 12, 2004 were allocated to the special warrants based on their estimated fair value, which was estimated using the Black-Scholes option pricing model, with the remaining proceeds allocated to the debenture. Under US GAAP, the proceeds received are required to be allocated to each component on a pro rata basis based on their estimated fair values. As disclosed in note 8[b], the repayment of the CMDF loan made in conjunction with the Debenture financing has been accounted for as a renegotiation. Therefore, the unamortized value of the warrant discount [$140,550 at November 15, 2004] originating with the CMDF loan has been included in determining the allocation of the proceeds from the Debentures to each component. The fair value of the loan and special warrants were estimated to be $7,781,090 and $1,866,467, respectively, resulting in an allocation of $6,869,631 to the Debenture and $1,771,919 to the special warrants. An amount of $179,670 [2004- ($2,665)] was transferred from accretion expense to long-term debt. In 2004, $239,258 was transferred from contributed surplus to long-term debt. Issue costs associated with the financing of $467,569 have been deferred and amortized to expenses using the effective interest method over the term of the Debenture. A further $120,602, representing a pro rata share of the total financing costs associated with the special warrants, has been allocated to contributed surplus.

iii) Technology Partnerships Canada [“TPC”]

Under Canadian GAAP, the proceeds received under the TPC program were allocated to the committed warrants based on their estimated fair value, which was estimated using the Black-Scholes option pricing model, with the remaining proceeds allocated to the amount repayable to TPC. Under US GAAP, the proceeds received are required to be allocated to each component on a pro rata basis based on their estimated fair values. As at December 31, 2005, the fair value of the amount repayable to TPC and the committed warrants were estimated to be $2,107,655 [2004 - $1,142,577] and $1,061,653 [2004 - $648,938], respectively, resulting in an allocation of $2,009,946 [2004 - $1,208,513] to the amount repayable and $1,090,080 [2004 - $686,387] to the committed warrants. As a result of this, an amount of $28,247 was transferred from other asset to long-term debt.

iv) Convertible Debentures

Under Canadian GAAP, the proceeds received from the Note were allocated to the convertible debt and warrants based on their estimated fair values, which were estimated using the discounted cash flow method and Black-Scholes model, with the remaining proceeds allocation to the equity conversion feature. Under US GAAP, the Company has adopted Financial Accounting Standard ["FAS"] 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FAS 133 and FAS 140". Under the provisions of FAS 155, a company can elect irrevocably to record a hybrid financial instrument which contains one or more embedded derivatives that would otherwise require bifurcation under FAS 133, "Accounting for Derivative Instruments and Hedging Activities" at fair value in its entirety at each reporting date, with changes in fair value recognized in earnings.

At November 23, 2005, the estimated fair value of the Note, based on comparable current market transactions, and the warrants, based on the Black-Scholes model, have been estimated to be $10,000,000 and $665,000, respectively, resulting in an allocation of $9,890,295 to the Note and $657,705 to the warrants. As at December 31, 2005, the fair value of the Note has been estimated to be $9,800,000. The change in fair value of $200,000 from the date of issuance has been recognized as a gain for the year ended December 31, 2005. An amount of $786,149 mostly related to the conversion feature was reallocated from contributed surplus to the convertible debenture. Other adjustments include a reduction of the recognized foreign exchange gain by $11,714, as well as a reduction in accretion and the convertible debenture of $44,621. Issue costs associated with the Note of $875,468 have been deferred and will be amortized to expenses using the effective interest method over the term of the Note. $58,219 representing a pro rata share of financing costs associated with the warrants have been allocated to contributed surplus.

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

[b] Stock-based compensation

In 2005 and 2004, under Canadian GAAP, the Company recognized the fair value of stock options granted, modified or settled in the fiscal year. Under US GAAP, the Company measures compensation costs related to stock options granted to employees using the intrinsic value method as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," as permitted by FAS No. 123, "Accounting for Stock-Based Compensation". Therefore, an adjustment has been recorded to eliminate the fair value of stock options issued to employees that were recognized in net loss under Canadian GAAP and contributed surplus. An adjustment has also been recorded to reverse the transfer of fair value relating to stock options exercised during the year ended December 31, 2005 from contributed surplus to capital stock.

FAS No. 123 requires the disclosure of pro forma net loss and loss per share information as if the Company had accounted for its employee stock options under the fair-value method prescribed by FAS No. 123. The estimated fair value of the options is amortized to expense over the vesting period, on a graded basis, and was determined using the Black-Scholes option pricing model with the weighted average assumptions disclosed in note 11.

Under US GAAP, stock options issued in lieu of cash to non-employees for services performed are recorded at fair value measured using the Black-Scholes option pricing model at the date grant and are expensed as the services are provided.

Pro forma disclosures under US GAAP are as follows:

	2005	2004
	$	$

Net loss in accordance with US GAAP - as reported	(14,302,347)	(11,536,151)
Deduct: Stock-based employee compensation cost using fair-value method	542,827	559,058
Pro forma net loss in accordance with US GAAP	(14,845,174)	(12,095,209)

Earnings per share
Basic and diluted - as reported	(0.35)	(0.33)
Basic and diluted - pro forma	(0.37)	(0.35)

The Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility and the expected time until exercise. Because the Company’s employee stock options have characteristics significantly different from those of traded options and awards, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, existing models, including the Black-Scholes model, do not necessarily provide a reliable single measure of fair value of its employee stock options and stock awards.

[c] Short-term investments

For US GAAP purposes, the Company classifies its short-term investments as available-for-sale, which are recorded at fair value with unrealized gains or losses, net of tax, reflected as a component of other comprehensive income until realized. All short-term investments mature within one-year.

Gross realized gains on sale of available-for-sale securities during the year ended December 31, 2005 were $157,765 [2004 - $125,206] and have been included in other financial [expense] income, net in the Company’s consolidated statement of loss and deficit. The cost of sold securities is determined on a specific identification basis.

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

Other disclosures required under US GAAP

[d] Warranty liability

The Company records a liability for future warranty costs based on management's best estimate of probable claims under its product warranties. The accrual is based on the terms of the warranty which vary by customer and product, and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

The following table details the changes in the Company’s warranty liability:

	2005	2004
	$	$

Balance, beginning of year	2,544	-
Accruals for warranties issued during the year	76,271	2,544
Drawdowns	(24,871)	-
Balance, end of year	53,943	2,544

[e] Allowance for doubtful accounts

The Company relies on its credit approval process to evaluate the exposure to the potential for non-performing receivables. Estimated losses are recorded within an allowance for doubtful accounts and reported as a deduction from gross receivables.

[f] Investment tax credits

Investment tax credits are recorded as a reduction of research and development expenses as payments for the investment tax credits are received. Investment tax credits received during the year ended December 31, 2005 were $354,224 [2004 - $200,000].

[g] Accounts payable and accrued liabilities

Accounts payables and accrued liabilities consist of the following:

	2005	2004
	$	$
Trade accounts payable	1,943,357	796,611
Royalties payable	294,110	168,765
Licence fee payable	1,169,200	-
Purchase order accruals	501,195	65,133
Bonus accrual	228,661	213,912
Audit accrual	89,200	110,097
Taxes payable	216,922	70,027
Professional fees accrual	617,457	-
Other accruals	989,838	451,038
	6,049,940	1,875,583

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

[h] Intangible assets

The Company estimates its future intangible asset amortization expense as follows, based on existing asset balances:

2006	$435,000
2007	426,000
2008	414,000
2009	351,000
2010 and thereafter	1,139,000

[i] Advertising costs

Advertising costs are expensed as incurred. Advertising costs incurred for the year ended December 31, 2005 were $202,885 [2004 - $190,533].

[j] Rental expense

Rental expense for the year ending December 31, 2005 was $693,862 [2004 -$546,450].

[k]Other financial [expenses] income, net

Other financial [expense] income, net consists of the following:

	2005	2004
	$	$

Interest income on available-for-sale securities	183,287	135,344
Foreign exchange gain [loss]	76,367	(10,515)
Amortization of deferred financing costs	(563,371)	(105,014)
Other financial [expense] income, net	(81,628)	(6,363)
	(385,345)	13,452

[l] Continuity of qualifying reserves In accordance with Article 12 of regulation S-X, the Company has set out details of the following reserves:

Reserve for Accounts Receivable	2005	2004
	$	$

Balance, beginning of year	21,116	-
Charged to costs and expenses	26,943	21,116
Deductions	(21,116)	-
Foreign exchange	(1,397)	-
Balance, end of year	25,546	21,116

Reserve for Future Income Taxes	2005	2004
	$	$

Balance, beginning of year	15,723,000	11,383,000
Charged to costs and expenses	3,789,000	4,340,000
Balance, end of year	19,512,000	15,723,000

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

[m] Income taxes United States GAAP requires additional disclosures of the domestic and foreign components of income tax expense. These amounts are as follows:

	2005	2004
	$	$
Income tax expense:
Current
Canada	-	-
Foreign	81,955	21,000
	81,955	21,000

Additionally, United States GAAP requires earnings (loss) before income taxes to be presented by geographic location. This information is presented in the following table:

	2005	2004
	$	$
Earnings (loss) before income taxes:
Canada	(15,233,988)	(11,913,850)
Foreign	148,477	96,350
	(15,085,511)	(11,817,500)

[n] Adoption of new accounting pronouncements

i)
Effective January 1, 2005, the Company prospectively adopted FAS No. 151, “Inventory Costs - An Amendment of ARB No. 43, Chapter 4”. FAS 151 amended the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that these items be recognized as current-period charges regardless of whether they meet the previous criterion of “so abnormal” and that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of FAS 151 had no material impact on the Company’s financial position, results of operations or cash flows.

ii)
Effective January 1, 2005, the Company prospectively adopted FIN 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143”. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 states that a conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing or method of settlement are conditional upon a future event that may or may not be within control of the entity. The adoption of FIN 47 had no material impact on the Company’s financial position, results of operations or cash flows.

[o] Recent accounting pronouncements

i)
On January 27, 2005, the Accounting Standards Board ["AcSB"] issued the following new standards: CICA 3855 Financial Instruments - Recognition and Measurement, CICA 3865 Hedges, and CICA 1530 Comprehensive Income, effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2006. Management is currently in the process of assessing the impact of these standards.

ii)
In December 2004, the Financial Accounting Standards Board ["FASB"] issued FAS 123R, "Share-Based Payment", which replaces FAS No. 123, "Accounting for Stock-Based Compensation," and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under FAS 123 no longer will be an alternative to financial statement recognition. Under FAS 123R, the Company must utilize one of the transition methods required by the standard to record the fair value of stock-based compensation related to these awards. The transition methods include the modified-prospective and the modified-retrospective adoption options. Both of these methods require that compensation expense be recorded for all share-based payments granted, modified or settled after the date of adoption and for all unvested stock options at the date of adoption; however, under the modified-retrospective method, prior periods are restated by recognizing compensation cost in amounts previously reported in the pro forma note disclosures under FAS No. 123. Prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. Management is currently in the process of assessing the impact of these standards.

iii)
In December 2004, the FASB released FAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. This statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company performs a limited amount of exchanges of nonmonetary assets, as such the application of this standard will not have a material impact on the financial statements.

iv)
In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections”, which replaces APB Opinion No. 20, “Accounting Changes” and FAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.” FAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. FAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the implementation of FAS No. 154 to have a significant impact on the Company's consolidated financial position, results of operations or cash flows.

Statement of Management Responsibility

The accompanying consolidated financial statements are the responsibility of Management and have been approved by the Audit Committee on behalf of the Board of Directors of the Company. Management is responsible for and has prepared and presented the consolidated financial statements in accordance with accounting principles generally accepted in Canada and has made any significant accounting judgments and estimates required. Management has ensured that financial information contained elsewhere in this Quarterly Report is consistent with the consolidated financial statements.

Management has developed and maintains systems of internal controls designed to provide reasonable assurance that reliable and relevant financial information is produced. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and ensuring management meets their financial reporting responsibilities.

The Audit Committee consists solely of directors who are not officers of the Company and reviews with Management and the external auditors, the quarterly consolidated financial statements of the Company prior to final approval. The Audit Committee also meets during the year with Management and the external auditors to discuss internal control issues, auditing matters, and financial reporting issues. External auditors have free access to the Audit Committee without obtaining prior Management approval.

August 14, 2006	Greg Hines, B.Sc., C.I.M. President & CEO	James Pelot, B.Comm., CA Chief Financial Officer

Tm Bioscience Corporation
Interim Report
(Unaudited)

CONSOLIDATED BALANCE SHEETS
[see Basis of Presentation - note 1]

ASSETS [note 7[b]]	As at June 30, 2006 $	As at December 31, 2005 $
Current
Cash and cash equivalents	2,809,564	8,972,594
Short-term investments [note 3]	35,000	7,042,035
Trade accounts receivable [note 11]	2,792,104	1,245,333
Other accounts receivable	573,116	613,680
Inventory [note 4]	3,567,737	3,619,714
Prepaid expenses	289,088	46,305
Total current assets	10,066,609	21,539,661
Capital assets, net [note 5]	4,806,080	4,340,712
Intangible assets, net	2,663,383	2,765,363
Deferred financing costs, net	644,694	777,901
Other asset	1,249,516	1,438,347
License fee advances [note 6]	2,000,000	—
	21,430,282	30,861,984

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities [note 11]	5,171,868	6,049,940
Current portion of deferred revenue	166,873	123,805
Current portion of long-term debt [note 7]	3,320,517	2,476,582
Current portion of obligation under capital lease	21,252	—
Income taxes payable	37,559	82,273
Total current liabilities	8,718,069	8,732,600
Deferred leasehold inducement	315,922	348,118
Deferred revenue	91,704	123,970
Deferred share units [note 9]	418,075	301,075
Long-term debt [note 7]	7,997,158	9,033,181
Obligation under capital lease	62,463	—
Total liabilities	17,603,391	18,538,944
Shareholders' equity
Capital stock [note 8]	66,871,280	66,871,280
Contributed surplus [note 8]	10,179,847	9,937,955
Deficit	(73,224,236)	(64,486,195)
Total shareholders' equity	3,826,891	12,323,040
	21,430,282	30,861,984
Commitments [note 10]
See accompanying notes
On behalf of the Board:

Director	Director

Tm Bioscience Corporation
Interim Report
(Unaudited)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Three Months Ended June 30,				Six Months Ended June 30,
	2006 $		2005 $		2006 $		2005 $
Revenue	3,074,786		1,989,906		5,982,860		3,065,188
Expenses Cost of goods sold Research and development, net Sales, general and administrative	1,750,651 1,107,176 4,467,770		1,169,944 1,094,007 2,652,045		3,343,744 2,089,994 8,123,645		1,764,211 2,133,890 4,885,951
	7,325,597		4,915,996		13,557,383		8,784,052
Loss before the undernoted	(4,250,811)		(2,926,090)		(7,574,523)		(5,718,864)
Interest expense on long-term debt Gain on foreign exchange Other financial income (expense), net	(681,631) 266,721 33,030		(672,095 9,568 (77,266	) ) )	(1,393,156) 240,842 11,269		(1,246,643 11,179 (148,007	) )
Loss before income taxes Income tax expense	(4,632,691 (10,867	) )	(3,665,883 (9,900	) )	(8,715,568 (22,473	) )	(7,102,335 (19,000	) )
Net loss for the period Deficit, beginning of period	(4,643,558 (68,580,678	) )	(3,675,783 (52,764,281	) )	(8,738,041 (64,486,195	) )	(7,121,335 (49,318,729	) )
Deficit, end of period	(73,224,236)		(56,440,064)		(73,224,236)		(56,440,064)
Basic and diluted loss per common share [note 8]	(0.09)		(0.09)		(0.18)		(0.18)
Weighted average number of common shares outstanding [note 8] Basic and diluted	47,715,224		37,997,605		47,715,224		38,786,432

See accompanying notes

Tm Bioscience Corporation
Interim Report
(Unaudited)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended June 30,		Six Months Ended June 30,
	2006 $	2005 $	2006 $	2005 $
OPERATING ACTIVITIES
Net loss for the period	(4,643,558)	(3,675,783)	(8,738,041)	(7,121,335)
Add (deduct) items not involving cash: Depreciation and amortization	453,442	291,085	874,641	578,901
Amortization of deferred leasehold inducement	(16,098)	(14,846)	(32,196)	(29,693)
Amortization of loan discount	479,787	347,020	431,914	605,673
Amortization of deferred financing costs	66,971	98,032	133,207	194,987
Stock option compensation expense and deferred share units (notes 8 and 9)	121,355	120,836	358,892	364,199
Government loan interest accrual	179,435	66,539	291,534	126,741
Gain on foreign exchange	(266,721)	(9,568)	(240,842)	(11,179)
	(3,625,387)	(2,776,685)	(6,920,891)	(5,291,706)
Change in non-cash working capital balances related to operations:
Increase in trade accounts receivable	(482,300)	(466,154)	(1,546,771)	(724,110)
Decrease (increase) in other accounts receivable	318,955	51,643	40,564	(57,744)
Decrease (increase) in inventory	571,012	(59,253)	51,977	(302,680)
Decrease (increase) in prepaid expenses	58,947	(21,924)	(242,783)	(89,680)
Decrease (increase) in deferred revenue	24,044	(1,337)	10,802	(22,674)
Decrease) increase in accounts payable and accrued liabilities	(528,442)	1,300,081	(2,964,639)	748,088
(Decrease) increase in income taxes payable	(11,606)	9,900	(44,713)	19,000
Cash used in operating activities	(3,674,777)	(1,963,729)	(11,616,454)	(5,721,506)
INVESTING ACTIVITIES
Purchase of capital assets	(505,821)	(465,363)	(1,043,504)	(651,114)
Purchase of intangible assets	(90,329)	(6,155)	(110,810)	(40,890)
Purchase of short-term investments	(1,396,458)	(8,691,240)	(10,769,762)	(21,121,229)
Sale of short-term investments	6,447,140	8,539,687	17,776,797	15,115,156
Cash provided by (used in) investing activities	4,454,532	(623,071)	5,852,721	(6,698,077)
FINANCING ACTIVITIES
Proceeds from long-term debt	551,384	-	551,384	-
Repayment of long-term debt	(950,681)	-	(950,681)	-
Share issuance costs	-	-	-	(772,542)
Net change in share capital	-	3,833,251	-	13,521,022
Cash (used in) provided by financing activities	(399,297)	3,833,251	(399,297)	12,748,480
Net increase (decrease) in cash and cash equivalents during the period	380,458	1,246,451	(6,163,030)	328,897
Cash and cash equivalents, beginning of period	2,429,106	415,674	8,972,594	1,333,228
Cash and cash equivalents, end of period	2,809,564	1,662,125	2,809,564	1,662,125
Supplemental cash flow information
Income taxes paid	-	-	77,748	-
Interest paid	278,698	258,536	538,237	514,229
Non-cash investing and financing activities related to capital lease (note 5)	(83,715)	-	(83,715)	-

See accompanying notes

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006
(Unaudited)

1. BASIS OF PRESENTATION

These consolidated financial statements of Tm Bioscience Corporation ["Tm" or the "Company"] have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

As at June 30, 2006, the Company had working capital of $1,348,540 and an accumulated deficit of $73,224,236 resulting from losses in the current and prior periods. As the Company is in the early stages of commercialization for its products, the Company’s ability to continue operations is uncertain and is dependent upon its ability to obtain sufficient financing and improve operating results.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue operations in the normal course of business. Such adjustments could be material.

2. ACCOUNTING POLICIES

These consolidated financial statements include the accounts of Tm, its wholly owned U.S. subsidiaries, Tm Technologies, Inc., and Tm Bioscience, Inc., and two wholly owned Canadian subsidiaries, Tm Bioscience PGX Inc. and Tm Bioscience HG Inc. All intercompany balances and transactions have been eliminated. The consolidated financial entity shall be referred to herein as the "Company". There were no new applicable pronouncements under Canadian Generally Accepted Accounting Principles ["GAAP"] which would result in changes to accounting policies since the year ended December 31, 2005. These consolidated financial statements have been prepared in accordance with Canadian GAAP using the same accounting policies as were applied in the audited consolidated financial statements for the year ended December 31, 2005. Additions to accounting policies since year-end 2005 reflecting new transaction types are disclosed below. These interim consolidated financial statements do not include all of the disclosure included in the Company’s annual audited consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005.

Capital assets

Capital assets include equipment under capital lease which is recorded at the present value of the future minimum lease payments less accumulated depreciation. The rate and method used to depreciate equipment under capital lease over its estimated useful life is as follows:

Equipment under capital lease10 years straight-line

3. SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

	Balance as at June 30, 2006 $	Balance as at December 31, 2005 $
Commercial paper and government bonds	-	7,007,035
Guaranteed investment certificates	35,000	35,000
	35,000	7,042,035

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006
(Unaudited)

3. SHORT-TERM INVESTMENTS (continued)

The Company invests cash on hand in fully liquid commercial paper and government bonds. At June 30, 2006, annualized yield to maturity on short-term investments ranged from 3.22% to 4.05% [2005 - 2.00% to 2.40%]. Interest income from short-term investments for the three month and six month periods ended June 30, 2006 was $36,540 and $125,784 respectively [$39,185 and $87,702 for the three month and six month periods ended June 30, 2005]. The Company purchases only investment-grade instruments comprised of bonds with a rating of A or better, as well as bankers’ acceptances and money market instruments with a rating of R1Mid or higher.

4. INVENTORY

Inventory consists of the following:

	Balance as at June 30, 2006 $	Balance as at December 31, 2005 $
Raw materials	534,640	940,640
Work-in-process	1,689,156	1,884,821
Finished goods	1,302,213	762,206
Packaging	41,728	32,047
	3,567,737	3,619,714
5. CAPITAL ASSETS
Included in capital assets is an asset under capital lease which consists of the following:
	June 30, 2006 $	December 31, 2005 $
Cost	83,715	-
Less accumulated depreciation	-	-
Net book value	83,715	-

The asset under capital lease is held as security for the capital lease obligation. As the asset was acquired at the end of the period, there has not yet been any amount included in depreciation related to the asset under capital lease.

6. LICENSE FEE ADVANCES

On March 17, 2006, the Company signed an agreement with Sirius Genomics ["Sirius"] for an exclusive commercial license to patents from Sirius for specific biomarkers related to drugs used to treat severe sepsis and risk of sepsis.

Under the terms of the agreement, the Company will provide a license fee advance of $4,000,000. The $4,000,000 payment to Sirius is reimbursable out of license fee obligations to Sirius and has been accounted for as a license fee advance. The advance is comprised of two separate payments of $2,000,000 each. The first $2,000,000 was due upon signing of the agreement, and was paid on April 3, 2006, and the second payment is due September 6, 2006. As at June 30, 2006, the first license fee is recorded as a long-term asset.

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006
(Unaudited)

6. LICENSE FEE ADVANCES (continued)

Development costs incurred will be shared equally between the two parties. Sirius’ 50% portion of development costs will be recorded as a current receivable, with the credit applied to R&D and SG&A expenses in proportion to the basis of calculation. Commercialization costs incurred will be shared equally until such time as a product operating profit is generated, after which time they will be included in the calculation of net profit. The Company will pay a license fee advance to Sirius equal to 50% of the net profit on the commercialization of the products, which will be recognized as an intangible asset, with the credit applied to R&D and SG&A. Any such payments will be made to Sirius after recovery of the initial license fee advance plus accrued interest.

The $4,000,000 license fee advance bears interest on an annual rate at a floor of 10%, a ceiling of 25% and a rate between the floor and ceiling that varies in accordance with Sirius’ performance. Interest earned will be included in other financial income. The three month and six month periods ended June 30, 2006 included income of nil and $48,767 respectively,  related to interest on this license fee advance.

A director, and chair of the Scientific Advisory Board of the Company, is also the Chief Executive Officer of Sirius.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7. LONG-TERM DEBT

Long-term debt is as follows:
	$ TPC [a]	$ Convertible debentures [b]	$ Total
Principal outstanding - December 31, 2005	3,100,026	10,467,000	13,567,026
Less: amount representing future imputed interest	(856,876)	(1,406,215)	(2,263,091)
Add: loan interest accrual	205,828	-	205,828
Recorded loan balance - December 31, 2005	2,448,978	9,060,785	11,509,763
Increases (reductions) in principal	551,384	(950,681)	(399,297)
Add: imputed interest charge	147,240	431,913	579,153
Add (deduct): amount representing future imputed interest	(188,830)	-	(188,830)
Add: loan interest accrual	144,295	-	144,295
Less: foreign exchange gain	-	(327,409)	(327,409)
Increase (decrease) in loan balance	654,089	(846,177)	(192,088)
Recorded loan balance - June 30, 2006	3,103,067	8,214,608	11,317,675
Principal outstanding - June 30, 2006	3,651,410	9,104,006	12,755,416
Less: amount representing future imputed interest	(898,468)	(889,398)	(1,787,866)
Add: loan interest accrual	181,688	-	181,688
Add: repayments due transferred to current liabilities	168,437	-	168,437
Short-term portion - recorded loan balance	168,437	3,152,080	3,320,517
Long-term portion - recorded loan balance	2,934,630	5,062,528	7,997,158

[a] This amount represents funds advanced to the Company from Technology Partnerships Canada ["TPC"], a special operating program under the Ministry of Industry of the Government of Canada, under which the Government will invest up to $7,300,000 as detailed in the Company’s audited consolidated financial statements for the year ended December 31, 2005.

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006
(Unaudited)

7. LONG-TERM DEBT (continued)

The program initially stated a project completion date of July 31, 2006. Management is currently in the process of obtaining an extension of the program and expansion of the projects that are deemed to be eligible expenditures under the program. Management is confident that the Company’s TPC agreement will be extended and that future claims to the full available loan will be recovered. If the Company was only able to submit claims up until July 31, 2006, the amount of the Other Asset after accretion for any claims submitted up to the project completion date would be reversed, with the corresponding charge to Contributed Surplus since this amount relates to warrants issued to TPC during fiscal 2005 based on the full value of the expected financing.

[b] This amount represents amounts financed under the Laurus Master Fund, Ltd. ["Laurus"] convertible term note agreement signed by the Company on November 23, 2005.

As security for the Company’s performance of its obligations under the Laurus convertible term note [the "Note"], the Company granted Laurus a continuing general security interest over all of the Company’s assets and its Subsidiaries. The Subsidiaries also unconditionally guaranteed the Company’s obligations and liabilities under the Note. As additional security in favour of Laurus, the Company pledged to Laurus its shares in its Subsidiaries. The terms of the Note include no specific financial covenants.

8. CAPITAL STOCK

The authorized capital stock of the Company consists of unlimited preferred shares and unlimited common shares.

The preferred shares are non-voting, issuable in series, having such specific rights and privileges as may be deemed by the Board of Directors at the time of the creation of the series. The preferred shares have priority over the holders of the common shares with respect to dividends and return of capital on dissolution. No preferred shares have been issued. The common shares are voting and entitled to dividends as may be declared by the Board of Directors.

On June 25, 2004, following shareholder approval at the Company’s annual general meeting of shareholders, and all necessary regulatory approvals, the Company’s common shares commenced trading on the TSX on a consolidated basis of one (1) post-consolidation share for every five (5) pre-consolidation common shares. The following charts and figures have been retroactively restated to reflect the change in share number and price:

Issued and outstanding

	Common Shares #	Compensation Warrants #	Non-employee Compensation Options #
Balance, December 31, 2005	47,715,224	5,439,221	399,425
Balance, June 30, 2006	47,715,224	5,439,221	399,425

The total number of shares reserved as at June 30, 2006 for the exercise of warrants, compensation options and the deferred share units is 6,083,536.

The maximum number of common shares of the Company issuable upon conversion under the Note varies in accordance with the Cdn.$/U.S.$ foreign exchange rate in effect at the time of each repayment but, for example, is 3,877,251 common shares at the period end exchange rate of Cdn.$1.1162 per U.S.$1.00. The Company may repay the Note at any time upon 10 business days’ notice to Laurus for a premium equal to 130% of the principal amount outstanding at the time of such redemption.

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006
(Unaudited)

8. CAPITAL STOCK (continued)

		Contributed surplus
	Capital stock $	Total $	Warrants $	Compensation options $	Stock options $	Conversion options $
Balance, December 31, 2005	66,871,280	9,937,955	7,998,511	307,627	921,919	709,898
2006 stock option compensation expense	¾	241,892	¾	¾	241,892	¾
Balance, June 30, 2006	66,871,280	10,179,847	7,998,511	307,627	1,163,811	709,898

Loss per common share

Loss per common share has been calculated on the basis of net loss for the period divided by the weighted average number of common shares outstanding at the period end. After reflecting changes in the Company’s capital share structure due to the Company’s 2004 consolidation with one (1) post-consolidation common share equivalent to five (5) pre-consolidation common shares, the weighted average number of common shares outstanding for the six months ended June 30, 2006 was 47,715,224 [2005 - 38,786,432]. Diluted loss per common share was not calculated as the effect of converting the Laurus Note and exercise of the outstanding warrants, compensation options and employee stock options would be anti-dilutive.

9. STOCK-BASED COMPENSATION PLAN

Under the transitional provision of revised CICA Section 3870, "Stock-Based Compensation and other Stock-Based Payments", the Company has adopted the fair value method of accounting for the stock options granted under its Share Option Plan in the year ended December 31, 2003. The prospective adoption requires that the Company expense, over the vesting period, the fair value of stock options granted, modified or settled during the fiscal years 2003 and subsequent. The fair value was determined on a basis consistent with that used in the Company's disclosure under the former Section 3870 and reported by the Company on a quarterly basis since January 1, 2002. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock and the fair value of stock options is determined using the Black-Scholes option pricing model.

The charge for the three month and six month periods ended June 30, 2006 related to employee stock options was $56,375 and $233,070 respectively [$36,347 and $190,437 for the three month and six month periods ended June 30, 2005 respectively]. The cash proceeds for exercises of employee stock options for the three month and six month periods ended June 30, 2006 were both $nil [$18,128 for the three month and six month periods ended June 30, 2005]. The compensation expense related to options awarded in 2005 to scientific advisory board members, who are deemed non-employees for the three month and six month periods ended June 30, 2006 is $4,230 and $8,822 respectively [$3,543 and $7,719 for the three month and six month periods ended June 30, 2005 respectively].

In periods prior to January 1, 2003, the Company recognized no compensation expense when stock or stock options were issued to employees.

For the three month and six month periods ended June 30, 2006, the pro forma compensation charge for stock options granted in 2002 to employees was ($536) and $11,659 respectively [$6,668 and $37,265 for the three month and six month periods ended June 30, 2005, respectively].

The following significant assumptions were used to estimate the fair value of the stock options in 2006:

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006
(Unaudited)

9. STOCK-BASED COMPENSATION PLAN (continued)

Risk-free rate	3.19% to 4.20%
Expected option life	36 months to 5 years
Expected dividends yield	n/a
Calculated option volatility	0.713 to 1.067

While management believes that the estimates used to establish the above noted expected values were rationally determined and consistently applied, the valuation of stock-based compensation using this model is subject to a significant degree of variability.

The grant-date fair value of options granted in both the three month and six month periods ended June 30, 2006 to employees is $167,311 [$11,330 and $470,701 for the three month and six month periods ended June 30, 2005 respectively] and to non-employees is $nil [$nil and $6,640 for the three month and six month periods ended June 30, 2005 respectively].

	Stock Options #	Weighted Average Exercise Price $
Granted and Outstanding at December 31, 2005	2,373,208	1.92
2006 Activity
Granted	299,240	1.80
Forfeited	(95,727)	2.03
Expired	(160,000)	2.58
Granted and Outstanding at June 30, 2006	2,416,721	1.86
Exercisable at June 30, 2006	1,544,365	1.83

The weighted average remaining contractual life of options at June 30, 2006 is 2.4 years.

Deferred share unit plan

As at June 30, 2006, the total deferred share units held by participating directors was 244,890 [2005 - 115,415]. The amount expensed for the three month and six month periods ended June 30, 2006 was $60,750 and $117,000 [$53,750 and $108,250 for the three month and six month periods ended June 30, 2005 respectively].

10. COMMITMENTS

New commitments undertaken in the second quarter of 2006 are as follows:

Capital Lease

Interest on obligation under capital lease accrues at 4.4%.

Future minimum lease payments for this capital lease is as follows:

$
2007	31,416
2008	31,416
2009	31,416
2010	13,090
107,338

As the liability was incurred at the end of the period, there were not yet any amounts included in interest expense relating to interest from the obligation under capital lease.

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006
(Unaudited)

11. FINANCIAL INSTRUMENTS

Credit risk

The Company manages its credit risk with respect to trade accounts receivable by primarily dealing with creditworthy customers. As at June 30, 2006, the Company has trade accounts receivable with 40 [December 31, 2005 - 34] customers. Of these customers, two [December 31, 2005 - two] represent 54% [December 31, 2005 - 40%] of total trade accounts receivable at June 30, 2006.

Foreign currency rate risk

The Company's activities that result in exposure to fluctuations in foreign currency exchange rates consist of the purchase of services, supplies and capital assets from suppliers billing in foreign currencies. The Company also licenses technology and sells products and services to non-Canadian customers in foreign currencies. In addition, the Laurus convertible term note is denominated in U.S. dollars. The Company has not used derivative financial instruments to hedge its currency risk. As at June 30, 2006, 95% [December 31, 2005 - 99%] of the Company's trade accounts receivable, 36% [December 31, 2005 - 51%] of the Company's accounts payable and accrued liabilities and 73% [December 31, 2005 - 79%] of the Company’s long-term debt are denominated in foreign currencies.

12. SEGMENTED INFORMATION

The Company considers itself to be in one business segment, that is, the research, development and commercialization of genomic products and technology.

For the six months ended June 30, 2006 the Company had three [2005 - three] customers accounting for 57% [2005 - 65%] of its total revenue.

13. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 consolidated financial statements.