Form 20-F/A
period 2006-08-29
TM BIOSCIENCE CORP
filed 2006-09-29
CIK 1108143

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________

Amendment No. 2 to

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

Large accelerated filer ☐  Accelerated filer ☐  Non-accelerated Filer ☑

Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☑ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) ☐ Yes ☐ No

Explanatory Note

This Amendment No. 2 is being filed solely to incorporate Exhibit 4.16, Amended and Restated Development and Supply Agreement dated March 28, 2006 with Luminex Corporation.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 to F-41.

Item 19. Exhibits

1.1*	Articles of Incorporation and amendments thereto of Tm Bioscience Corporation.

1.2*	By-laws of Tm Bioscience Corporation.

4.1 *	Term note dated November 22, 2005, issued to Laurus by the Company in the amount of U.S. $9,000,000, which is secured and convertible into common shares of the Company.

4.2*	Employment Agreement dated January 1, 2005 between Tm Bioscience Corporation and Gregory C. Hines.

4.3*	Amending Agreement dated September 5, 2006 between Tm Bioscience Corporation and Gregory C. Hines.

4.4*	Employment Agreement dated July 30, 2002 between Tm Bioscience Corporation and Alan Coley.

4.5*	Amending Agreement dated September 5, 2006 between Tm Bioscience Corporation and Alan Coley.

4.6*	Employment Agreement dated September 5, 2006 between Tm Bioscience Corporation and Richard Janeczko.

4.7*	Employment Agreement dated September 5, 2006 between Tm Bioscience Corporation and James Pelot .

4.8*	Employment Agreement dated September 5, 2006 between Tm Bioscience Corporation and Jeremy Bridge-Cook.

4.9*	Incentive Share Option Plan of Tm Bioscience Corporation.

4.10*	Deferred Share Unit Plan of Tm Bioscience Corporation.

4.11*	Agreement with Her Majesty the Queen in right of Canada, as represented by the Minister of Industry dated December 3, 2003.

4.12*	Unsecured Subordinated Debenture issued by the Company to Gundy Co. in the aggregate principal amount of $3,050,000.

4.13*
Unsecured Subordinated Debenture issued by the Company to Oppenheim Pramerica Asset Management S.à r.l. on behalf of the fund FCP OP MEDICAL Biohealth-Trends in the aggregate principal amount of $1,100,000.

4.14*	Unsecured Subordinated Debenture issued by the Company to PHARMA/wHEALTH Management Company S.A. acting on behalf of the fund PHARMAw/HEALTH in the aggregate principal amount of $140,000.

4.15*	Unsecured Subordinated Debenture issued by the Company to Jayvee & Co. in the aggregate principal amount of $1,950,000.

4.16**	Amended and Restated Development and Supply Agreement dated March 28, 2006 with Luminex Corporation.*

8.1*	List of Subsidiaries.

15.1**	Consent of Ernst & Young LLP

*Previously filed.

** Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

TM BIOSCIENCE CORPORATION

Date: September 29, 2006	By:	/s/ James Pelot
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

INDEX OF EXHIBITS

1.1*	Articles of Incorporation and amendments thereto of Tm Bioscience Corporation.

1.2*	By-laws of Tm Bioscience Corporation.

4.1 *	Term note dated November 22, 2005, issued to Laurus by the Company in the amount of U.S. $9,000,000, which is secured and convertible into common shares of the Company.

4.2*	Employment Agreement dated January 1, 2005 between Tm Bioscience Corporation and Gregory C. Hines.

4.3*	Amending Agreement dated September 5, 2006 between Tm Bioscience Corporation and Gregory C. Hines.

4.4*	Employment Agreement dated July 30, 2002 between Tm Bioscience Corporation and Alan Coley.

4.5*	Amending Agreement dated September 5, 2006 between Tm Bioscience Corporation and Alan Coley.

4.6*	Employment Agreement dated September 5, 2006 between Tm Bioscience Corporation and Richard Janeczko.

4.7*	Employment Agreement dated September 5, 2006 between Tm Bioscience Corporation and James Pelot .

4.8*	Employment Agreement dated September 5, 2006 between Tm Bioscience Corporation and Jeremy Bridge-Cook.

4.9*	Incentive Share Option Plan of Tm Bioscience Corporation.

4.10*	Deferred Share Unit Plan of Tm Bioscience Corporation.

4.11*	Agreement with Her Majesty the Queen in right of Canada, as represented by the Minister of Industry dated December 3, 2003.

4.12*	Unsecured Subordinated Debenture issued by the Company to Gundy Co. in the aggregate principal amount of $3,050,000.

4.13*
Unsecured Subordinated Debenture issued by the Company to Oppenheim Pramerica Asset Management S.à r.l. on behalf of the fund FCP OP MEDICAL Biohealth-Trends in the aggregate principal amount of $1,100,000.

4.14*	Unsecured Subordinated Debenture issued by the Company to PHARMA/wHEALTH Management Company S.A. acting on behalf of the fund PHARMAw/HEALTH in the aggregate principal amount of $140,000.

4.15*	Unsecured Subordinated Debenture issued by the Company to Jayvee & Co. in the aggregate principal amount of $1,950,000.

4.16**	Amended and Restated Development and Supply Agreement dated March 28, 2006 with Luminex Corporation.*

8.1*	List of Subsidiaries.

15.1**	Consent of Ernst & Young LLP

* Previously filed.

** Filed herewith